As filed with the Securities and Exchange Commission on September 10, 2001

Registration No. 333-66738

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Interpool, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7359, 6159 (Primary Standard Industrial Classification Code Number)	13-3467669 (I.R.S. Employer Identification Number)

211 College Road East
Princeton, New Jersey 08540
(609) 452-8900
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

MARTIN TUCHMAN
Chairman and Chief Executive Officer
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540
(609) 452-8900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stroock & Stroock & Lavan LLP	Cleary, Gottlieb, Steen and Hamilton
180 Maiden Lane	One Liberty Plaza
New York, New York 10038	New York, New York 10006
Attn: Jeffrey S. Lowenthal	Attn: Allan G. Sperling
(212) 806-5400	(212) 225-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[  ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[  ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[  ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	6,325,000 shares	$19.02 (2)	$120,301,500 (2)	$30,076.00 (3)

(1)	Includes 825,000 shares of Common Stock issuable upon exercise of the over-allotment options to be granted to the Underwriters.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, based on the closing price of the Common Stock on August 2, 2001 on the New York Stock Exchange.
(3)	Previously paid.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

      The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2001

P R O S P E C T U S

5,500,000 Shares

Common Stock

$    per share

      We are selling 5,500,000 shares of our common stock. We have granted the underwriters an option to purchase up to 825,000 additional shares of common stock to cover over-allotments.

      Our common stock is listed on the New York Stock Exchange under the symbol "IPX." The last reported sale price of our common stock on the New York Stock Exchange on September  6, 2001 was $16.35 per share.

       Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Interpool, before expenses	$	$

      The underwriters expect to deliver the shares to purchasers on or about      , 2001.

Salomon Smith Barney
ABN AMRO Rothschild LLC
A.G. Edwards & Sons, Inc.
U.S. Bancorp Piper Jaffray

                              , 2001

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

i

SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and related notes, before making an investment decision. Unless otherwise noted, references to "Interpool," "we," "our" and "us" refer to Interpool, Inc., a Delaware corporation, and its subsidiaries.

Interpool, Inc.

      We are the largest lessor of intermodal chassis in the United States and one of the world's leading lessors of intermodal dry freight standard containers. At June 30, 2001, our chassis fleet totaled approximately 178,000 chassis and our container fleet totaled approximately 673,000 twenty-foot equivalent units. From 1996 to 2000, we increased the size of our chassis fleet at a compound annual rate of 32% and our container fleet at a compound annual rate of 21%.

      We concentrate on leasing equipment to our customers on a long-term basis. Substantially all of our new equipment is initially leased for terms of five to eight years and approximately 67% of our total fleet of chassis and 83% of our total fleet of containers are currently on long-term lease. We believe our focus on long-term leasing has enabled us to:

  maintain high utilization rates of our equipment, which over the last five years averaged 98%;
  achieve more stable and predictable earnings;
  concentrate on the expansion of our asset base through the purchase and lease of new equipment to fulfill specific orders for new long-term leases; and
  operate with low overhead and staff levels.

      Approximately 33% of our chassis are currently leased on a short-term basis to satisfy customers' peak or seasonal requirements, generally at higher rates than under long-term leases. For customers who require daily or weekly chassis rentals, we operate chassis pools at major domestic shipping ports and terminals. These chassis pools consist of our chassis as well as those of our customers.

      Approximately 17% of our containers are currently leased on a short-term basis. Our 50%-owned affiliate, Container Applications International, Inc., markets our containers available for short-term leasing as part of its fleet, facilitating redeployment of our containers at the end of long-term leases. Our relationship with CAI maximizes utilization of our container fleet, and increases our leverage in the marketplace by giving us the world's third largest container lessor fleet on a combined basis.

      In October 2000, we firmly established our position as the largest chassis lessor in the United States by acquiring the North American Intermodal Division of Transamerica Leasing, Inc. for approximately $672 million. As a result of the acquisition, we increased our chassis fleet from approximately 103,000 to 176,000 units. In March 2001, we sold 40,000 rail trailers and domestic containers we acquired in the Transamerica transaction, along with 10,000 of our existing rail trailers and domestic containers, to GE Capital for approximately $345 million. Over the last three years, our intermodal transportation equipment asset mix has shifted from 37% chassis and 63% containers in 1998 to 55% chassis and 45% containers in 2001. A significant benefit of the change in asset mix is that chassis have a longer average useful life than containers.

      Interpool and its predecessors have been involved in the leasing of chassis since 1976 and containers since 1968. We lease our chassis and containers to a diversified customer base of over 400 customers, including all of the world's 20 largest international container shipping lines and major North American railroads. We lease containers to shipping lines operating in all major ports throughout the world. The chassis leasing business is almost exclusively a domestic business, and our customers include railroads, domestic shipping companies and international shipping lines doing business in the United States. We provide customer service and market to our customers through a worldwide network of offices, agents and marketing representatives. We believe one of the key factors in our ability to compete effectively has been the long-standing relationships that our management and marketing representatives have established with most of the world's large shipping lines and major North American railroads. As a result of these relationships, 7 of our top 10 customers have been customers for at least 10 years.

      The efficiencies and cost savings inherent in intermodal transportation of containerized cargo have facilitated the dramatic growth of international trade and domestic commerce. The domestic chassis fleet and container traffic have grown steadily through business cycles.

      As a result of the financial and operational flexibility of leasing, leasing companies have played a significant role in the growth of intermodal transportation, supplying approximately half of the world's chassis and container requirements, with the balance owned predominantly by shipping lines and railroads. We have increased the size of our container fleet at a compound annual rate of approximately 26% since 1990, significantly outpacing the 9% compound annual growth rate of container traffic through the world's major ports during that period.

Our Strategy

      Our objective is to continue to expand on our market position as a leading long-term lessor of intermodal transportation equipment. To achieve this objective, we intend to continue to:

  focus on our core business of domestic chassis and international marine container leasing;
  concentrate on long-term leasing to achieve high utilization rates and more stable and predictable earnings;
  be a low cost provider of intermodal equipment;
  purchase chassis and containers to fulfill specific customer orders; and
  make strategic acquisitions of complementary businesses and asset portfolios on an opportunistic and financially disciplined basis.

      We are currently evaluating a possible distribution to our stockholders of our short-term chassis leasing operations and other non-core businesses. This would allow us not only to focus on executing our long-term leasing strategy, but also to provide equity ownership and incentives to the employees of the short-term leasing business that would be distributed. We have not yet made a determination whether to proceed with this distribution. For additional information, please see "Business — Proposed Restructuring" beginning on page 33 of this prospectus.

Corporate Information

      Our executive offices are located at 211 College Road East, Princeton, New Jersey 08540. Our main telephone number is (609) 452-8900. We were incorporated in the State of Delaware in 1988. Our principal website is located at www.interpool.com. The information contained on that website, as well as any of our other websites, is not part of this prospectus.

The Offering

Common stock offered	5,500,000 shares
Common stock to be outstanding immediately after the offering	32,921,452 shares
Use of Proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including: • debt reduction • equipment purchases • possible future acquisitions
NYSE symbol	IPX

This information is based on the number of shares of common stock outstanding at June  30, 2001.  It excludes 4,496,501 shares of common stock issuable upon the exercise of outstanding options (of which 4,386,501 are currently exercisable) at a weighted average exercise price of $10.30 per share. A total of 6,150,000 shares of common stock have been reserved for issuance or issued under the stock option plans (including those described in the preceding sentence).

Unless otherwise specified, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Summary Consolidated Historical and Pro Forma Financial and Operating Data

      The following table sets forth our summary consolidated historical and pro forma financial and operating data for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 2000 are derived from and qualified by reference to the historical consolidated financial statements that have been audited and reported upon by Arthur Andersen LLP, independent public accountants. The historical financial data for the six months ended June 30, 2000 and 2001 and as of June  30, 2001 are derived from our unaudited financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with the audited consolidated historical financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The pro forma income statement data gives effect to the acquisition of the North American Intermodal Division of Transamerica as if the transaction occurred on January 1, 2000. This information should be read in conjunction with our historical consolidated financial statements and the notes thereto and our unaudited Pro Forma Combined Condensed Consolidated Financial Statements. The historical and pro forma results presented are not necessarily indicative of future results.

	Year Ended December 31,					Pro Forma Year Ended December 31,	Six Months Ended June 30,
	1996(1)(2)	1997	1998	1999(3)	2000(4)	2000	2000	2001
	(in thousands, except per share amounts)					(unaudited)	(unaudited)
Income Statement Data:
Revenues:	$147,148	$161,425	$182,316	$217,840	$287,055	$344,412	$127,245	$173,644
Earnings before interest and taxes	81,481	86,474	96,624	79,628	122,300	147,403	52,603	71,054
Income before change in accounting principle and extraordinary item	34,196	33,091	37,614	21,871	42,956	48,521	19,420	22,425
Net income	$34,196	$27,663	$37,614	$22,611	$44,456	$50,021	$20,920	$23,515
Income per share before change in accounting principle and extraordinary item:
Basic	$1.24	$1.17	$1.36	$0.79	$1.57	$1.77	$0.71	$0.82
Diluted	1.16	1.13	1.31	0.77	1.54	1.74	0.71	0.78
Net income per share:
Basic	1.24	0.73	1.36	0.82	1.62	1.82	0.76	0.86
Diluted	1.16	0.71	1.31	0.80	1.60	1.80	0.76	0.82
Weighted average shares outstanding:
Basic	25,953	27,552	27,561	27,571	27,421	27,421	27,421	27,421
Diluted	31,438	29,370	28,615	28,234	27,834	27,834	27,421	28,936
Cash dividends declared per common share:	$0.13	$0.15	$0.15	$0.15	$0.15	$0.15	$0.075	$0.075

	As of June 30, 2001
	Actual	As Adjusted(5)
	(in thousands) (unaudited)
Balance Sheet Data:
Cash, short-term investments and marketable securities	$45,888	$45,888
Total assets	1,775,990	1,775,990
Debt and capital lease obligations	1,247,203	1,163,203
Stockholders' equity	352,074	436,074

	As of December 31,					As of June 30,
	1996	1997	1998	1999	2000	2001
Fleet Data:
Chassis:
Chassis units	57,000	63,000	76,000	90,000	175,000	178,000
Utilization rate	94%	96%	96%	95%	97%	94%
Containers:
Containers (TEUs)	301,000	426,000	500,000	575,000	650,000	673,000
Utilization rate	98%	98%	99%	99%	99%	98%

(1)	The 1996 income statement data includes non-recurring expense items totaling $3.9 million.
(2)	Restated to give effect to a three-for-two stock split effective March 27, 1997. In 1997, we adopted Statement of Financial Accounting Standards No. 128.
(3)	1999 results included costs of $6.8 million after tax associated with the write-down of certain container equipment with manufacturer's defects subject to a warranty claim for which the expense was not recoverable due to the bankruptcy of the manufacturer. Additionally, 1999 results included $13.5 million less revenue and approximately $8 million less after tax income than 1998 in the finance lease business primarily due to our decision to de-emphasize this business and sell assets to a securitization vehicle.
(4)	The 2000 results included contributions from the Transamerica assets, which we acquired on October 24, 2000. The acquisition was effective October 1, 2000. The 2000 results included only the chassis acquired from Transamerica, as the acquired rail trailers and domestic containers were identified as assets held for sale at the time of purchase.
(5)	Reflects the receipt and application of the estimated net proceeds from the sale of common stock in this offering, assuming a public offering price of $16.35 per share (the closing price on September 6, 2001).

RISK FACTORS

      You should carefully consider the risks described below before buying shares in this offering. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Relating to Our Business and Operations

We are subject to the cyclicality of world trade which may impair demand for our chassis and containers.

      The demand for our chassis and containers primarily depends upon levels of world trade of finished goods and component parts. Recessionary business cycles, political conditions, the status of trade agreements and international conflicts may have an impact on our operating results. The demand for leased chassis also depends upon domestic economic conditions and volumes of exports to the United States which are likely to be adversely affected if the value of the United States dollar declines. When the volume of world trade decreases, our business of leasing chassis and containers may be adversely affected as the demand for chassis and containers is reduced. A substantial decline in world trade may also adversely affect our customers, leading to possible defaults and the return of equipment prior to the end of a lease term.

We operate in a highly competitive industry, which may adversely affect our results of operations or ability to expand our business.

      The transportation equipment leasing industry is highly competitive. We compete with numerous domestic and foreign leasing companies, some of which have greater financial resources and access to capital than we do. Some of our competitors have large underutilized inventories of chassis and containers, which could lead to significant downward pressure on pricing and margins. In addition, if the available supply of intermodal transportation equipment were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling intermodal transportation equipment, our competitive position could be adversely affected.

Potential customers may decide to buy rather than lease chassis and containers.

      We, like other suppliers of leased chassis and containers, are dependent upon decisions by shipping lines and other transportation companies to lease rather than buy their equipment. In addition, our ability to achieve our strategy of expanding our business in response to customer demand for long term leasing would be adversely affected if our customers shifted to more short-term leasing over long-term leasing. Most of the factors affecting the decisions of our customers are outside our control. Operating costs such as storage and repair and maintenance costs also increase as utilization decreases.

Sustained Asian economic instability could reduce demand for leasing.

      A number of the shipping lines to which we lease containers are entities domiciled in several Asian countries. In addition, many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time there have been economic disruptions, financial turmoil and political instability in this region. If these events were to occur in the future, they could adversely affect these customers and lead to a reduced demand for leasing of our containers or otherwise adversely affect us.

Defaults by our customers could adversely affect our business by decreasing revenues and increasing storage, collection and recovery expenses.

      We are dependent upon our lessees continuing to make lease payments for our equipment. A default by a lessee may cause us to lose revenues for past services and incur expenses for storage, collection and recovery. Repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in jurisdictions where recovery of equipment from the defaulting lessors is more cumbersome.

      If a long-term lessee defaults, we may be unable to release recovered equipment for comparable rates or terms. Our reserves for anticipated losses may increase over historical levels or not be sufficient to cover actual losses, or our earnings may be adversely affected by customer defaults.

We rely on insurance coverage to reduce our exposure to credit risk; failure to maintain such coverage could adversely affect our business.

      We maintain insurance coverage against defaults and equipment losses in order to reduce our credit risk. Our current insurance policy covers:

  the cost of recovering our equipment from the customer, including repositioning costs;
  the costs of repairing the equipment;
  the value of equipment which is lost or uneconomical to recover; and
  a portion of the lease revenues we may lose as a result of a customer's default.

      If such insurance coverage becomes unavailable, it could adversely affect our business by increasing our costs in the event a customer defaults or if equipment is lost or damaged. Our current insurance coverage expires in December 2001. Upon renewal, we expect to pay higher premiums and may increase our deductible to reduce the expected increase in cost of the insurance.

Changes in market price, availability or transportation costs of containers in China could adversely affect our ability to maintain our supply of containers.

      China is currently the largest container producing nation in the world and we currently purchase substantially all of our containers from manufacturers in China. In the event that it were to become more expensive for us to procure containers in China or to transport these containers at a low cost from China to the locations where they are needed by customers, either because of increased tariffs imposed by the United States or other governments or for any other reason, we would have to seek alternative sources of supply. We may not be able to make alternative arrangements quickly enough to meet our equipment needs, and the alternative arrangements may increase our costs.

We are controlled by a limited number of stockholders, and there may be conflicts of interest between these stockholders and our public stockholders.

      Following this offering, approximately 61.3% of our common stock will be beneficially owned, directly or indirectly, in the aggregate by Warren L. Serenbetz, Martin Tuchman, Raoul J. Witteveen and Arthur L. Burns, each of whom is our director and/or either an executive officer or consultant, and certain members of their immediate families. These individuals, either directly or indirectly, have the ability to elect all of the members of our Board of Directors and to control the outcome of all matters submitted to a vote of our stockholders. Messrs. Serenbetz, Tuchman, Witteveen and Burns, as well as certain family members and affiliated entities, are parties to a Stockholders' Agreement that imposes restrictions on their ability to dispose of their shares of our common stock and requires them to vote for the re-election of Messrs. Serenbetz, Tuchman, Witteveen and Burns as our directors. Our concentrated ownership may discourage acquisition bids for us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

      Additionally, various relationships exist and various transactions have been entered into between or among us, on the one hand, and members of our management and affiliated entities, on the other hand. Some of these relationships and transactions may involve inherent conflicts of interest, and there can be no assurance that these relationships and transactions will not adversely affect us.

We are dependent on certain key members of management; loss of those key members could adversely affect our business and prospects.

      Our growth and continued profitability are dependent upon, among other factors, the abilities, experience and continued service of certain members of our senior management, particularly Martin

Tuchman, our Chairman and Chief Executive Officer, and Raoul J. Witteveen, our President and Chief Operating Officer. Each of Messrs. Tuchman and Witteveen holds, either directly or indirectly, a substantial equity interest in Interpool and also is a director of Interpool. Although we have long-term employment contracts with both of them, if either of Messrs. Tuchman or Witteveen were to retire or otherwise be unavailable to serve us, the loss could adversely affect our business and prospects. In addition, we do not have employment agreements with several of our other executive officers.

The volatility of the residual value of chassis and containers upon expiration of their leases could adversely affect our operating results.

     Although our operating results primarily depend upon equipment leasing, our profitability is also affected by the residual values (either for sale or continued operation) of our chassis and containers upon expiration of their leases. These values, which can vary substantially, depend upon, among other factors:

  the maintenance standards observed by lessees;
  the need for refurbishment;
  our ability to remarket equipment;
  the cost of comparable new equipment;
  the availability of used equipment;
  rates of inflation;
  market conditions;
  the costs of materials and labor; and
  the obsolescence of the equipment.

     Most of these factors are outside of our control. Operating leases, which represent the predominant form of lease in our portfolio, are subject to greater residual risk than direct finance leases.

Loss of our eligibility for tax benefits under the U.S.-Barbados tax treaty could increase our tax liability.

      We currently receive tax benefits under an income tax convention between the United States and Barbados, the jurisdiction in which our subsidiary Interpool Limited, which operates our container business, is incorporated. Specifically, under that income tax convention, any profits of Interpool Limited from leasing of containers used in international trade generally are taxable only in Barbados and not in the United States. At some future date the tax convention could be modified in a manner adverse to us or repealed in its entirety, or we might not continue to be eligible for these tax benefits.

We may need additional capital in the future and adequate financing may not be available to us on acceptable terms, or at all.

      Our business is highly dependent upon the availability of capital. In particular, the growth of our fleet through new equipment purchases or acquisitions, as well as the refinancing of our existing debt, will require further debt or equity financings. Additional financing might not be available to us on acceptable terms, or at all. We may not have sufficient unencumbered assets to pledge as security for new indebtedness. If we raise additional funds by issuing equity securities, further dilution to the existing stockholders may result.

Risks Relating to Our Offering

The price of our common stock could continue to fluctuate.

      The market price for our common stock has fluctuated in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

  announcements of developments related to our business;
  fluctuations in our quarterly results of operations;

  sales of substantial amounts of our shares into the marketplace;
  general conditions in our industry or the worldwide economy;
  a shortfall in revenues or earnings compared to securities analysts' expectations;
  changes in analysts' recommendations or projections;
  announcements of new acquisitions; and
  an outbreak of war or hostilities.

      The current market price of our common stock may not be indicative of future market prices.

If our stockholders sell substantial amounts of our common stock after this offering, the market price of our common stock may fall.

      Sales of a substantial number of shares of our common stock in the public market by our stockholders, or the perception that these sales may occur, could adversely affect the price of our common stock. Upon the closing of this offering, we will have outstanding an aggregate of 32,921,452 shares of common stock, of which:

  14,298,261 shares will be freely tradeable after closing of the offering, except to the extent purchased by our affiliates.
  18,623,191 shares are held by our "affiliates" and other holders of our restricted securities within the meaning of Rule 144 under the Securities Act and may only be sold in compliance with Rule 144 and the terms of 90-day lock-up agreements being entered into in connection with this offering; and
  no shares are covered by registration rights agreements.

Our charter documents and Delaware law may inhibit a takeover and limit our growth opportunities, which could cause the market price of our shares to decline.

      Our Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions apply even if the offer may be considered beneficial by some stockholders. If a change of control or change in management is delayed or prevented, the market price of our shares could decline. In addition, our Restated Certificate of Incorporation and Amended and Restated By-laws contain provisions that may discourage acquisition bids for Interpool.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including the statements under "Summary," "Risk Factors," "Management Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

      The net proceeds from the sale of 5,500,000 shares of common stock in this offering will be approximately $84 million (approximately $97  million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $16.35 per share of common stock (the closing price on September 6, 2001) and after deducting underwriting discounts and our estimated offering expenses. The net proceeds of the offering will be used for general corporate purposes, including reduction of our revolving credit facility. This facility allows us to borrow funds secured by collateral at interest rates determined from time to time based on our leverage ratio. We are currently borrowing on a one-month LIBOR basis at an interest rate of 4.825%. The revolving credit facility has a term which ends July 31, 2005.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange under the symbol "IPX." The following table sets forth for the periods indicated, the high and low last reported sale prices for the common stock on the New York Stock Exchange. All share and per share data have been rounded to the nearest cent.

	Common Stock Price
	High	Low
Year ended December 31, 1998
First Quarter	$15.50	$13.25
Second Quarter	16.19	14.38
Third Quarter	18.94	9.88
Fourth Quarter	17.13	10.00
Year ended December 31, 1999
First Quarter	16.75	12.44
Second Quarter	15.25	10.50
Third Quarter	13.50	7.50
Fourth Quarter	9.13	6.88
Year ended December 31, 2000
First Quarter	8.00	5.25
Second Quarter	9.75	5.31
Third Quarter	13.63	8.31
Fourth Quarter	17.63	11.56
Year ended December 31, 2001
First Quarter	18.44	12.56
Second Quarter	17.00	13.55
Third Quarter (through September 6, 2001)	19.45	14.91

      As of August  1, 2001, there were approximately 1,100 record holders of our common stock. On September 6, 2001, the last reported sale price of Interpool common stock on the New York Stock Exchange was $16.35 per share.

DIVIDEND POLICY

      We paid a quarterly dividend in the amount of $0.05 per share on our common stock in July 2001. The Board of Directors' present intention is to continue to pay dividends at this level. Prior to July 1, 2001, we had paid a quarterly dividend of $0.0375 per share on our common stock for the prior 17 quarters.

The Board of Directors has authorized a dividend reinvestment plan, which is expected to be in effect by the end of 2001. The plan will be non-dilutive; shares required for the plan will be acquired on the open market by an independent third party plan administrator and not through the issuance of additional shares by us.

CAPITALIZATION

      The following table sets forth our short-term debt and capitalization as of June  30, 2001. Our short-term debt and capitalization is presented:

  on an actual basis; and
  on an as adjusted basis to reflect the receipt and application of the estimated net proceeds from the sale of common stock in this offering, assuming a public offering price of $16.35 per share (the closing price on September  6, 2001).

      You should read the information in this table together with our consolidated financial statements and the related notes and with "Selected Consolidated Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2001
	Actual	As Adjusted
	(in thousands)
Short-term debt obligations (including current portion of long-term debt and capital lease obligations)	$92,238	$92,238
Long-term debt and capital obligations (less current portion)	$1,154,965	$1,070,965
Minority interest in equity of subsidiaries	1,495	1,495

Stockholders' equity:
Preferred stock, par value $.001 per share, 1,000,000 authorized, none issued	—	—
Common stock, par value $.001 per share, 100,000,000 shares authorized, 27,579,952 shares issued, actual, and 33,079,952 shares issued, as adjusted	28	33
Additional paid-in capital	124,184	208,179
Treasury stock, at cost, 158,500 shares	(1,170)	(1,170)
Retained earnings	239,414	239,414
Accumulated other comprehensive income (loss), net of taxes	(10,382)	(10,382)
Total stockholders' equity	352,074	436,074
Total capitalization	$1,508,534	$1,508,534

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

      The following table sets forth our selected consolidated historical financial and operating data for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 2000, and at December 31, 1996, 1997, 1998, 1999 and 2000, are derived from and qualified by reference to the historical consolidated financial statements that have been audited and reported upon by Arthur Andersen LLP, independent public accountants. The historical financial data for the six months ended June 30, 2000 and 2001 are derived from our unaudited financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with the audited consolidated historical financial data appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. This information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto and the unaudited pro forma consolidated statement of income for the year ended December 31, 2000 presented on page F-51. The historical results presented are not necessarily indicative of future results.

	Year Ended December 31,					Six Months Ended June 30,
	1996(1)(2)	1997	1998	1999(3)	2000(4)	2000	2001
	(in thousands, except per share amounts)					(unaudited)
Income Statement Data:
Revenues:	$147,148	$161,425	$182,316	$217,840	$287,055	$127,245	$173,644
Costs and expenses:
Lease operating expenses	17,235	23,287	25,071	37,112	54,255	22,877	39,349
Administrative expenses	12,370	14,573	17,826	29,050	35,958	17,620	19,452
Provision for doubtful accounts	1,126	1,972	2,142	7,686	3,417	1,720	3,740
Market value adjustment for derivative instruments	—	—	—	—	—	—	835
Depreciation and amortization of leasing equipment	31,976	35,611	42,651	61,736	68,406	31,714	40,587
Other (income) expense, net	(932)	(492)	(1,998)	2,628	2,719	711	(1,373)
Interest expense	42,784	54,131	64,271	66,406	87,230	37,059	49,356
Interest income	(3,299)	(5,248)	(11,061)	(12,049)	(16,511)	(7,776)	(5,252)
Non-recurring charges	3,892	—	—	—	—	—	—
Income before provision for income taxes and extraordinary items	41,996	37,591	43,414	25,271	51,581	23,320	26,950
Provision for income taxes	7,800	4,500	5,800	3,400	8,625	3,900	4,525
Income before change in accounting principle and extraordinary item	34,196	33,091	37,614	21,871	42,956	19,420	22,425
Cumulative effect of change in accounting principle, net of applicable taxes of $440, $449 and $449	—	—	—	—	660	660	833
Extraordinary gain (loss) on debt retirement, net of applicable taxes of ($1,825), $494, $560, $560 and $172	—	(5,428)	—	740	840	840	257
Net income	$34,196	$27,663	$37,614	$22,611	$44,456	$20,920	$23,515
Income per share before change in accounting principle and extraordinary item:
Basic	$1.24	$1.17	$1.36	$0.79	$1.57	$0.71	$0.82
Diluted	1.16	1.13	1.31	0.77	1.54	0.71	0.78
Net income per share:
Basic	1.24	0.73	1.36	0.82	1.62	0.76	0.86
Diluted	1.16	0.71	1.31	0.80	1.60	0.76	0.82
Weighted average shares outstanding:
Basic	25,953	27,552	27,561	27,571	27,421	27,421	27,421
Diluted	31,438	29,370	28,615	28,234	27,834	27,421	28,936
Cash dividends declared per common share:	$0.13	$0.15	$0.15	$0.15	$0.15	$0.075	$0.075

	As of December 31,					As of June 30, 2001
	1996	1997	1998	1999	2000
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash, short-term investments and marketable securities	$70,055	$42,976	$112,298	$207,626	$156,291	$45,888
Total assets	939,418	1,114,456	1,362,234	1,443,259	2,194,831	1,775,990
Debt and capital lease obligations	602,704	744,227	932,157	998,228	1,618,036	1,247,203
Stockholders' equity	280,546	250,446	283,215	301,367	342,231	352,074

	As of December 31,					As of June 30, 2001
	1996	1997	1998	1999	2000
Fleet Data:
Chassis:
Chassis units	57,000	63,000	76,000	90,000	175,000	178,000
Utilization rate	94%	96%	96%	95%	97%	94%
Containers:
Containers (TEUs)	301,000	426,000	500,000	575,000	650,000	673,000
Utilization rate	98%	98%	99%	99%	99%	98%

(1)	The 1996 income statement data includes non-recurring expense items totaling $3.9 million.
(2)	Restated to give effect to a three-for-two stock split effective March 27, 1997. In 1997, we adopted Statement of Financial Accounting Standards No. 128.
(3)	1999 results included costs of $6.8 million after tax associated with the write-down of certain container equipment with manufacturer's defects subject to a warranty claim for which the expense was not recoverable due to the bankruptcy of the manufacturer. Additionally, 1999 results included $13.5 million less revenue and approximately $8.0 million less after tax income than 1998 in the finance lease business primarily due to our decision to de-emphasize this business and sell assets to a securitization vehicle.
(4)	The 2000 results included contributions from the Transamerica assets, which we acquired on October 24, 2000. The acquisition was effective October 1, 2000. The 2000 results include only the chassis acquired from Transamerica as the acquired rail trailers and domestic containers were identified as assets held for sale at the time of purchase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with "Risk Factors," "Selected Consolidated Historical Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

General

      We generate revenues through leasing transportation equipment, primarily intermodal chassis and dry freight standard containers. Most of our revenues are derived from payments under operating leases and income earned under finance leases, under which the lessee has the right to purchase the equipment at the end of the lease term.

      Revenue derived from an operating lease generally consists of the total lease payment from the customer. In 1998, 1999 and 2000, revenues derived from operating leases were $148.0 million (81% of revenues), $189.2 million (90% of revenues) and $266.0  million (93% of revenues), respectively.

      Revenue derived from a direct finance lease consists only of income recognized over the term of the lease using the effective interest method. The principal component of the direct finance lease payment is reflected as a reduction to the net investment in the direct finance lease. In 1998, 1999 and 2000, total payments from direct finance leases were $128.1 million, $86.7 million and $88.9 million, respectively. In 1998, 1999 and 2000, the revenue component of total lease payments totaled $34.3 million (19% of revenues), $20.7 million (10% of revenues) and $21.1 million (7% of revenues). The decrease in the revenue component of total lease payments during 1999 was a result of the reduction in finance lease revenues of $14.2 million as a result of the securitized lease receivables.

      Our mix of operating and direct finance leases is a function of customer preference and demand and our success in meeting those customer requirements. During the initial two years of either an operating lease or a direct finance lease, the contribution to our earnings before interest and taxes is very similar. In subsequent periods, however, the operating lease will generally be more profitable than a direct finance lease, primarily due to the return of principal inherent in a direct finance lease. However, after the long-term portion (and any renewal) of an operating lease expires, the operating lease will have redeployment costs and related risks which are avoided under a direct finance lease.

      We conduct business with shipping line customers throughout the world and are thus subject to the risks of operating in disparate political and economic conditions. Offsetting this risk is the worldwide nature of the shipping business and the ability of our shipping line customers to shift their operations from areas of unfavorable political and/or economic conditions to more promising areas. Substantially all of our revenues are billed and paid in U.S. dollars. In addition, our container purchases are paid for in U.S. dollars. We believe these factors substantially mitigate foreign currency rate risks.

      Our container leasing operations are conducted through our subsidiary, Interpool Limited, a Barbados corporation. Our effective tax rate benefits substantially from the application of an income tax convention, pursuant to which the profits of Interpool Limited from container leasing operations are exempt from federal taxation in the United States. These profits are subject to Barbados tax at rates which are significantly lower than the applicable rates in the United States. See "— United States Federal Income Tax." Our chassis leasing operations are conducted primarily through Trac Lease and Interpool. The short-term portion of our container leasing operations is conducted through our 50%-owned affiliate, CAI. A portion of our other United States equipment leasing activities are conducted through Interpool itself.

      We own a 51% interest in Personal Computer Rental, a nationwide lessor of computers and related equipment which we purchased in May 1999. Our computer leasing segment is comprised of Personal Computer Rental and Microtech. Revenues from the computer leasing segment in 1998, 1999 and 2000 were $8.1 million, $28.1  million and $44.8 million, respectively. Income before taxes from in 1998, 1999 and 2000 was $0.7  million, $2.0 million and $2.4 million, respectively.

Results of Operations

Six Months Ended June 30, 2001 Compared to Six Months Ended June  30, 2000

      Revenue. Our revenues increased to $173.6 million for the six months ended June 30, 2001, from $127.2 million in the six months ended June 30, 2000, an increase of $46.4 million or 36%. The increase was primarily due to our October  2000 acquisition of the North American Intermodal Division of Transamerica Leasing Inc. which resulted in $39.2 million of additional leasing revenues, increased operating lease revenues of $8.7  million primarily generated by an expanded container and chassis fleet and increased finance lease revenues of $1.4 million, partially offset by reduced revenues of $2.9 million generated by the computer leasing segment. Utilization rates of the chassis and container operating lease fleet at June 30, 2001 were 94% and 98%, respectively, and at June 30, 2000 were 97% and 99%, respectively.

      Lease Operating, Administrative Expenses and Provision for Doubtful Accounts. Our lease operating, administrative expenses and provision for doubtful accounts increased to $62.5 million for the six months ended June 30, 2001 from $42.2 million in the six months ended June 30, 2000, an increase of $20.3 million or 48%. The increase was primarily due to our October 2000 acquisition of assets from Transamerica which resulted in $13.7 million of additional lease operating and administrative expenses, as well as higher operating and administrative expenses resulting from expanded operations generating increased equipment rental of $6.4 million, commissions of $0.3 million, maintenance and repairs of $0.7 million and salary expense of $0.8 million, partially offset by reduced consulting of $0.8 million and legal expenses of $0.6 million. Our provision for doubtful accounts increased to $3.7 million for the six months ended June 30, 2001 from $1.7 million for the six months ended June  30, 2000, an increase of $2.0  million or 118%. The increase was primarily due to $1.7 million of additional bad debt reserves provided by Microtech Leasing Corporation (a subsidiary within the computer leasing segment) due to its concentration within the technology industry, as well as $0.3 million of additional bad debt reserves as a result of the October 2000 acquisition of assets from Transamerica.

      Depreciation and Amortization of Leasing Equipment. Our depreciation and amortization expenses increased to $40.6 million for the six months ended June 30, 2001 from $31.7 million for the six months ended June 30, 2000, an increase of $8.9  million or 28%. The increase was primarily a result of the October 2000 acquisition of assets from Transamerica, partially offset by reduced depreciation expense of $1.3 million as a result of the sale of the rail trailers and domestic containers to GE Capital in March  2001.

      Other (Income)/Expense, Net. The change in other (income)/expense, net of $2.1 million was primarily due to a gain of $1.8 million on the sale of the rail trailers and domestic containers previously owned by us to GE Capital. These rail trailers and domestic containers were not acquired from Transamerica as part of the October 2000 acquisition. Additionally, exclusive of the sale of the above-mentioned rail trailers and domestic containers to GE Capital, our net loss on the sale of leasing equipment decreased $1.1 million during the six months ended June 30, 2001, partially offset by a decrease in our income from unconsolidated subsidiaries of $0.8 million during the six months ended June 30, 2001.

      Interest Expense, Net. Our net interest expense increased to $44.1 million in the six months ended June 30, 2001 from $29.3 million in the six months ended June 30, 2000, an increase of $14.8 million or 51%. The increase in net interest expense was due to increased interest expense of $12.3 million, as well as decreased investment income of $2.5 million. The increase in interest expense was due to increased borrowings to acquire assets from Transamerica and fund capital expenditures, resulting in incremental interest expense of $11.2 million, as well as increased borrowing costs resulting in incremental interest expense of $1.1 million.

      Provision for Income Taxes. Our provision for income taxes increased to $4.5 million from $3.9 million primarily due to higher taxable income, as well as a higher effective tax rate resulting from greater income contribution from the acquired Transamerica assets.

      Income Before Cumulative Effect of Change in Accounting Principle and Extraordinary Gain. As a result of the factors described above, our net income before cumulative effect of change in accounting principle and extraordinary gain was $22.4 million in the six months ended June 30, 2001 versus net income of $19.4 million in the six months ended June 30, 2000.

      Cumulative Effect of Change in Accounting Principle. We recorded the cumulative effect of a change in accounting principle of $0.8 million in the six months ended June 30, 2001. This represents the cumulative effect through December 31, 2000 regarding our accounting for swap transactions not accounted for as hedges in accordance with the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of Statement 133 on January 1, 2001 increased liabilities by approximately $9.0 million, with offsetting amounts recorded as decreases to deferred tax liabilities of $2.4 million and accumulated other comprehensive income of $7.4 million.

      We recorded the cumulative effect of a change in accounting principle of $0.7 million in the six months ended June 30, 2000. This represents a change in our accounting for our maintenance and repairs expense from an accrual to cash basis.

      Extraordinary Gain. We recorded an extraordinary gain on the retirement of debt of $0.3  million in the six months ended June  30, 2001. We recorded an extraordinary gain on the retirement of debt of $0.8 million in the six months ended June 30, 2000.

      Net Income. As a result of the factors described above, our net income increased to $23.5  million in the six months ended June 30, 2001 from $20.9  million in the six months ended June  30, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenue. Our revenues increased to $287.1 million for the year ended December 31, 2000, from $217.8 million in the year ended December 31, 1999, an increase of $69.3  million or 32%. The increase was due to increased operating lease revenues of $59.2 million primarily generated by an expanded chassis and container fleet, as well as an $18.0 million increase in leasing revenues contributed by PCR as compared to the prior year as a result of the acquisition of PCR, which took place in May 1999. Additionally, our October 2000 acquisition of assets from Transamerica resulted in $20.8 million of additional leasing revenues generated by the assets acquired which are not included as part of the assets held for sale as more fully detailed in Notes 5 and 6 to the 2000 Consolidated Financial Statements.

      Lease Operating, Administrative Expenses and Provision for Doubtful Accounts. Our lease operating, administrative expenses and provision for doubtful accounts increased to $93.6 million for the year ended December 31, 2000 from $73.8 million in the year ended December 31, 1999, an increase of $19.8  million or 27%. The increase was primarily due to a $13.2 million increase in lease operating and administrative expenses contributed by PCR as compared to the prior year as a result of the acquisition of PCR, which took place in May 1999. Additionally, our October 2000 acquisition of assets from Transamerica resulted in $6.5 million of additional lease operating and administrative expenses, as well as higher operating and administrative expenses resulting from expanded operations generating increased equipment rental of $2.8 million, licensing of $2.3 million, consulting of $0.8 million, insurance of $1.1 million and salary expense of $0.5 million, partially offset by additional bad debt reserves of $4.4 million for specific losses incurred during the three months ended March 31, 1999.

      Depreciation and Amortization of Leasing Equipment. Our depreciation and amortization expenses increased to $68.4 million in the year ended December 31, 2000 from $61.7 million in the year ended December 31, 1999, an increase of $6.7  million or 11%. The increase was due to $4.1 million of depreciation and amortization as a result of the acquisition of assets from Transamerica, a $3.3 million increase in depreciation and amortization as a result of the acquisition of PCR, which took place in May 1999, as well as an increased fleet size, partially offset by a write-down during 1999 of certain equipment for which the residual value was impaired, and a change in the depreciation life of chassis from 15 years to 17.5 years effective October 1, 2000.

      Other (Income)/Expense, Net. The change in other (income)/expense, net of $0.1 million was due to an increase in our income from unconsolidated subsidiaries of $0.4 million. Additionally, our net loss on sale of leasing equipment was $1.7 million in the year ended December 31, 2000, as compared to a net loss of $1.2  million in 1999.

      Interest Expense, Net. Our net interest expense increased to $70.7 million in the year ended December 31, 2000 from $54.3 million in the year ended December 31, 1999, an increase of $16.4 million or 30%. The increase in net interest expense was due to increased interest expense of $20.8 million, as well as increased investment income of $4.4 million. The increase in interest expense was primarily due to increased borrowings to and capital expenditures, including interest expense on the debt incurred to acquire assets from Transamerica, resulting in incremental interest expense of $19.6 million, as well as increased borrowing costs resulting in incremental interest expense of $1.2 million. The increase in investment income during 2000 was primarily due to increased cash and short-term investment levels held, in anticipation of the acquisition of Transamerica assets.

      Provision for Income Taxes. Our provision for income taxes increased to $8.6 million from $3.4 million primarily due to increased taxable income, as well as a greater income contribution from the domestic intermodal division.

      Income Before Cumulative Effect of Change in Accounting Principle and Extraordinary Gain. As a result of the factors described above, our income before cumulative effect of change in accounting principle and extraordinary gain increased to $43.0  million in the year ended December 31, 2000 from $21.9  million in the year ended December 31, 1999.

      Cumulative Effect of Change in Accounting Principle. We recorded the cumulative effect of a change in accounting principle of $0.7 million in the three months ended March 31, 2000. This represents a change in our accounting for our maintenance and repairs expense from an accrual to cash basis.

      Extraordinary Gain. We recorded an extraordinary gain on the retirement of debt of $0.8  million in the year ended December 31, 2000.

      Net Income. As a result of the factors described above, our net income increased to $44.5 million in the year ended December 31, 2000 from $22.6 million in the year ended December 31, 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenue. Our revenues increased to $217.8 million for the year ended December 31, 1999, from $182.3 million in the year ended December 31, 1998, an increase of $35.5  million or 19%. The increase was due to increased operating lease revenues of $23.5 million primarily generated by an expanded chassis and container fleet, $18.3 million in leasing revenues generated by the assets acquired in the PCR acquisition, as well as a gain of $7.9 million recognized from a securitization completed during the three months ended March 31, 1999, partially offset by a decrease in finance lease revenues of $14.2 million. Subsequent to the securitization, we recognized revenue only on our retained interest in the securitized lease receivables.

      Lease Operating, Administrative Expenses and Provision for Doubtful Accounts. Our lease operating, administrative expenses and provision for doubtful accounts increased to $73.8 million for the year ended December 31, 1999 from $45.0 million in the year ended December 31, 1998, an increase of $28.8  million or 64%. The increase was primarily due to additional bad debt reserves of $5.5 million for specific losses, $15.3 million of lease operating and administrative expenses as a result of the acquisition of PCR, as well as higher operating and administrative costs resulting from expanded operations generating increased commission of $1.1 million, insurance  of $0.7 million and salary expense of $3.2 million.

      Depreciation and Amortization of Leasing Equipment. Our depreciation and amortization expenses increased to $61.7 million in the year ended December 31, 1999 from $42.6 million in the year ended December 31, 1998, an increase of $19.1  million or 45%. The increase was due to a

$6.8 million write-down of certain container equipment for which the residual value was impaired, an increased fleet size, as well as $2.2 million of depreciation and amortization as a result of the acquisition of PCR. A specific manufacturer of containers provided us with defective containers subject to a warranty claim for which the expenses are not recoverable due to the bankruptcy of the manufacturer. We isolated the unit numbers of the defective containers and analyzed the proceeds received upon the sale of these defective containers. We then reduced the book value of these defective containers to scrap value in order to approximate their net realizable value.

      Other (Income)/Expense, Net. The change in other (income)/expense, net of $4.6 million, was due to a decrease in our income from unconsolidated subsidiaries of $2.1 million. Additionally our net loss on sale of leasing equipment was $1.2  million in the year ended December 31, 1999 versus a gain of $1.3 million in 1998.

      Interest Expense, Net. Our net interest expense increased to $54.3 million in the year ended December 31, 1999 from $53.2 million in the year ended December 31, 1998, an increase of $1.1 million or 2%. The increase in net interest expense was due to increased interest expense of $2.1 million, as well as increased investment income of $1.0 million. The increase in interest expense was primarily due to increased borrowings to fund capital expenditures resulting in incremental interest expense of $3.9 million, partially offset by reduced borrowing costs resulting in interest expense savings of $1.8 million.

      Provision for Income Taxes. Our provision for income taxes decreased to $3.4 million from $5.8 million primarily due to lower taxable income.

      Income Before Extraordinary Gain. As a result of the factors described above, our income before extraordinary gain decreased to $21.9 million in the year ended December 31, 1999 from $37.6 million in the year ended December 31, 1998.

      Extraordinary Gain. We recorded an extraordinary gain on the retirement of debt of $0.7  million in the year ended December 31, 1999.

      Net Income. As a result of the factors described above, our net income decreased to $22.6 million in the year ended December 31, 1999 from $37.6 million in the year ended December 31, 1998. Included in net income in the year ended December 31, 1999 is approximately $7.9 million (net of tax) as a result of the gain recognized from a securitization completed during the three months ended March 31, 1999.

Liquidity and Capital Resources

      We use funds from various sources to finance the acquisition of equipment for lease to customers. The primary funding sources are cash provided by operations, borrowings, generally from banks, securitization of lease receivables, the issuance of capital lease obligations and the sale of our securities. In addition, we generate cash from the sale of equipment being retired from our fleet. In general, we seek to meet debt service requirements from the leasing revenue generated by our equipment. Since 1990, we have been steadily increasing our fleet of chassis and containers and adding to our portfolio of finance leases. We generated cash flow from operations and net cash collections on direct finance leases of $162.6 million, $157.9 million, and $191.5 million in 1998, 1999 and 2000, respectively. In 1998, 1999 and 2000 net cash provided by financing activities was $183.1  million, $250.3 million and $616.5 million, respectively, resulting from the issuance of debt in excess of debt payments and dividends paid. We purchased equipment costing $263.0  million in 1998, $324.3 million in 1999 and $320.3 million in 2000.

      We generated cash flow from operations and net cash collections on direct finance leases of $72.9 million and $86.7 million in the first six months of 2000 and 2001, respectively, and net cash used for financing activities was $16.3 million and $325.4 million for the first six months of 2000 and 2001, respectively. We purchased the following amounts of equipment: $188.2 million for the six months ended June  30, 2000 and $127.9  million for the six months ended June  30, 2001. This decrease was due partially to weaker economic conditions.

      The following table sets forth certain historical cash flow information for the three years ended December 31, 2000 and the six months ended June 30, 2000 and 2001:

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
	(dollars in millions)
Net cash provided by operating activities and net cash collections on direct finance leases	$162.6	$157.9	$191.5	$72.9	$86.7
Proceeds from disposition of leasing equipment	8.3	15.2	85.4	5.6	18.9
Acquisition of leasing equipment	(182.4)	(201.0)	(255.5)	(153.8)	(84.1)
Investment in direct financing leases	(80.7)	(123.3)	(64.7)	(34.4)	(43.8)
Net proceeds (payments) of issuance of long-term debt and capital lease obligations in excess of payment of long-term debt and capital lease obligations	153.1	74.1	469.6	(48.0)	(180.0)

      In March 1999, we established a container securitization facility of $250.0 million. This program provides us with a lower cost of capital for our finance lease business and access to an additional source of funding. On March 31, 1999, we securitized approximately $235.5 million of lease receivables through utilization of $190.0 million of this facility and recorded a pre-tax gain of $7.9 million which is included in revenues; other costs and associated tax effect brought the net gain to $5.5 million. A portion of the gain has been deferred to record an estimate of the losses under recourse provisions for the lease receivables securitized. Included in other investment securities at June 30, 2001, are approximately $30.5 million of retained interests in the securitized lease receivables. At June 30, 2001, $71.7 million of the container securitization facility was utilized.

      In July 2000, we established a chassis securitization facility of $280.0 million. In October 2000, this chassis securitization facility was increased to $300.0 million. At June 30, 2001, $267.6 million of this facility was outstanding. This facility provides us with an additional source of funding and is accounted for as on-balance sheet secured debt financing.

      In October 2000, we established a secured financing facility in the amount of $300.0 million, of which $100.0 million is due on October 23, 2001. The remaining $200.0 million is payable in quarterly installments of $.5 million beginning January 31, 2001, with a balloon payment of $196.5  million due on October 24, 2002. At June 30, 2001, $99.2 million of this facility was outstanding with an interest rate of 5.75%. This facility was used to fund the Transamerica transaction.

      We have a $215.0 million revolving credit facility with a group of commercial banks; on June 30, 2001, $155.0 million was outstanding, with an interest rate of 5.09%. In July 2000, this facility was renewed and amended with the term extended to July 31, 2005. The credit limit remains at $215.0 million through July 31, 2003; thereafter declining to $193.5 million through July 31, 2004 and $172.0 million through July  31, 2005. At August 31, 2001, $85.0 million was outstanding under the revolving credit facility. In addition, as of June 30, 2001, we had available lines of credit of $78.0 million under various other facilities, under which $43.1 million was outstanding. Interest rates under these facilities ranged from 5.1% to 6.3%. Subsequent to June 30, 2001 we have continued to incur and repay debt obligations in connection with financing our equipment leasing activities. Under our revolving credit facility and most of our other debt instruments, we are required to maintain a tangible net worth (as defined) of $125 million, a fixed charge coverage ratio of 1.5 to 1 and a funded debt to net worth ratio of 4.0 to 1. At June 30, 2001, we were in compliance with these requirements.

      In February 1998, we issued $100.0 million principal amount of 6-5/8% Notes due 2003. The net proceeds were used to repay $83.0 million in borrowings under the revolving credit agreement and for other general corporate purposes. During the fourth quarter of 1999, we retired $17.0 million of the

6-5/8% Notes and recognized an extraordinary gain of $0.7  million. During the first quarter of 2000, we retired $8.2  million of the 6-5/8% Notes and recognized an extraordinary gain of $0.5 million. During the first half of 2001, we retired $9.2 million of the 6-5/8% Notes and recognized an extraordinary gain of $0.1 million, net of tax. As of June  30, 2001, $65.6 million principal amount of 6-5/8% Notes remain outstanding.

      In April 1998, we acquired a 50% interest in CAI, a container leasing company which primarily engages in short-term master leases. We also advanced CAI subordinated debt. Our investment in and advances to CAI totaled approximately $50.7  million.

      In October 2000, we completed the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc., a subsidiary of Transamerica Finance Corporation and AEGON N.V. Under the terms of the agreement, we acquired substantially all of the domestic containers, chassis and trailers of the North American Intermodal Division and related assets and assumed most of the liabilities of the business. We paid approximately $672.0  million, with the acquisition being financed through a combination of cash and proceeds from committed secured financing facilities equal to approximately $365.0 million. In the acquisition, we acquired approximately 70,000 chassis, 23,000 rail trailers and 18,000 domestic containers. In March 2001, we sold 40,000 rail trailers and domestic containers previously acquired in the Transamerica transaction along with 10,000 of our existing rail trailers and domestic containers to GE Capital for approximately $345.0  million.

      During 1999, we authorized the repurchase of up to 1,000,000 shares of our common stock. We purchased a total of 158,500 shares during the fourth quarter of 1999, for an aggregate purchase price of $1.2  million.

      During the three months ended June 30, 2001, we initiated a bankruptcy claim against a customer and sought to collect receivables and to recover of equipment values through our insurance policies. The total net book value of equipment leased to this customer as of June 30, 2001 was approximately $29.4 million. The receivables of this customer as of June 30, 2001 totaled approximately $7.6  million of which $6.7 million is covered by insurance, with the balance reserved for in the allowance for doubtful accounts. We have demanded the return of equipment on approximately $8.5 million of direct finance leases and reclassified the equipment value supporting these direct finance leases to leasing equipment.

      At this time, we estimate no impairment upon the liquidation and/or re-lease of these assets after considering anticipated insurance proceeds. We evaluated overall recovery of the asset values taking into consideration the equipment book value, the cost to recover and re-lease the equipment, the total outstanding receivables, as well as the likelihood to collect through the recovery and sale of the equipment or the stipulated equipment values within the insurance policy. We continued to record revenue from these leases in the three months ended June 30, 2001, as lease payments during this period were covered by the insurance policies. We cannot assure that we will be able to re-lease recovered equipment for comparable rates or terms.

      We will continue to assess the overall recovery of the asset values and adjust the assumptions used in evaluating the total insurance claim with respect to this customer's bankruptcy. As additional information becomes available, reserves for the impairment of the asset values may be necessary based upon changes in economic conditions and the assumptions used in evaluating the total insurance claim.

      As of June 30, 2001, commitments for capital expenditures totaled approximately $55.0 million. We believe that the net proceeds of this offering, cash on hand, cash flow from operations and borrowings under our credit facilities will be sufficient to meet the working capital needs of our business and capital expenditures for the next twelve months. Required debt repayments are $92.2  million for the next twelve months. We expect to make these repayments, and any voluntary debt reduction, over the next twelve months with these same resources described above or with long-term financing. In addition, we expect to rely in substantial part on long-term financing for any purchase of equipment or strategic acquisitions to expand our business in the future. We cannot assure you that additional long-term financing will be available to us for these purposes on acceptable terms or at all. In addition, from time to time, we explore new sources of capital both at the parent and subsidiary levels.

       From time to time, we enter into discussions with third parties regarding potential acquisitions or business combinations. If additional capital were to be required for any potential acquisition or business combination, there can be no assurance that additional capital would be available on terms acceptable to us.

      In 2000, we entered into interest rate swap contracts with notional amounts totaling $185.0  million. The terms of the interest rate swap contracts are for two and seven years. The interest rate swap contracts convert variable rate debt into fixed rate debt. The maturity of these contracts coincides with the maturity of the underlying debt instruments hedged. At June 30, 2001, the notional amount was approximately $182.1  million.

      In 1998, we entered into interest rate swap contracts with notional amounts totaling $79.7 million. The terms of the interest rate swap contracts are for three, five and seven years. The interest rate swap contracts convert variable rate debt into fixed rate debt. The maturity of these contracts coincides with the principal and maturity of the underlying debt instruments hedged. The notional amount was reduced for 2000 when a portion of the debt was retired. At June 30, 2001, the notional amount was approximately $39.1  million.

      Interest rate swap contracts are intended to be an integral part of borrowing transactions and, therefore, are not recognized at fair market value. Interest differentials paid or received under these contracts are recognized as yield adjustments to the effective yield of the underlying debt instruments hedged. Interest rate swap contracts would only be recognized at fair value if the hedged relationship is terminated. Gains or losses accumulated prior to termination of the relationship would be amortized as a yield adjustment over the shorter of the remaining life of the contract, or the remaining period to maturity of the underlying debt instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in earnings. We do not use leverage swaps and we do not use leverage in any of our investment activities that would put principal capital at risk.

United States Federal Income Tax

      We are subject to federal and state income taxes as a Subchapter "C" corporation under the Internal Revenue Code. Interpool, Trac Lease and other United States subsidiaries file a consolidated United States federal income tax return. This consolidated group is liable for federal income taxes on its worldwide income.

      Personal Holding Company Issues. The federal income tax laws have two requirements for classifying a company as a personal holding company. We and our subsidiaries currently satisfy the first requirement, the ownership of more than 50% of the value of Interpool's stock by five or fewer individuals. Whether or not we or any of our subsidiaries satisfy the second requirement, that at least 60% of such corporation's adjusted ordinary gross income constitutes personal holding company income, will depend upon such corporation's income mix.

      Based upon current management projections, we will be considered a personal holding company for federal income tax purposes for 2001 (and possibly in subsequent years). If we or any of our subsidiaries are classified as a personal holding company for federal income tax purposes, in addition to our regular federal income tax liability, our or our subsidiary's undistributed personal holding company income (generally taxable income with certain adjustments, including a deduction for federal income taxes and dividends paid) would be subject to a personal holding company tax at the highest marginal federal income tax rate applicable to unmarried individuals. Management anticipates that for 2001 our current level of dividends will be sufficient to avoid having any undistributed personal holding company income, and thus does not anticipate that there will be any personal holding company tax imposed for 2001. There can be no assurance, however, that we will not at some point in the future become liable for personal holding company tax. Furthermore, we may at some point in the future elect to increase the dividend rate on our common stock in order to avoid personal holding company tax.

      We have incurred certain losses from leasing activities that are characterized for tax purposes as "suspended passive losses." These losses can be carried forward indefinitely to offset income from future leasing activities. As of December 31, 2000, our suspended passive losses totaled approximately $201.1 million.

      Trac Lease. As of December 31, 2000, Trac Lease had approximately $15.6 million of net operating loss carry-forwards for federal income tax purposes, which may be used only to offset the income of Trac Lease and, if not utilized, will expire between 2005 and 2006. The use of substantially all these loss carry-forwards is subject to a number of limitations under federal tax laws.

      Interpool Limited. Under certain circumstances, we may be liable for United States federal income taxes on earnings of Interpool Limited and any other of our foreign subsidiaries, whether or not these earnings are distributed to us. This would occur if Interpool Limited realized "Subpart F income" as defined in the Internal Revenue Code, if it were deemed to be a foreign personal holding company or a passive foreign investment company, or if it were to have an increase in earnings invested in United States property.

      Subpart F income includes foreign personal holding company income, such as dividends, interest and rents. Although a substantial portion of Interpool Limited's income consists of rents from container leasing activities, we believe that these rents are not Subpart F income because they are derived from the active conduct of a trade or business and received from unrelated persons. However, Interpool Limited has received some dividend and interest income in past years, which was taxed as Subpart F income.

      If Interpool Limited were treated as a foreign personal holding company for any year, we would be taxed on the amount we would have received if Interpool Limited had distributed all its income to us as a dividend. One of the conditions for treating a foreign subsidiary as a foreign personal holding company is that a minimum of 60% of the foreign subsidiary's gross income must be foreign personal holding company income. Foreign personal holding company income does not include rental income that constitutes at least 50% of the subsidiary's gross income. Because we expect that rental income will constitute at least 50% of Interpool Limited's gross income, we do not anticipate that Interpool Limited will be deemed a foreign personal holding company.

      A parent company is also subject to taxation when a foreign subsidiary increases the amount of its earnings invested in United States property during any calendar year. We do not expect that Interpool Limited will invest any earnings in United States property.

      At December 31, 2000, unremitted earnings of Interpool Limited were approximately $201.0 million. The deferred U.S. Federal Income taxes related to the unremitted earnings of Interpool Limited would be approximately $70.0 million, assuming these earnings are taxable at the United States statutory rate, net of foreign tax credits.

      United States/Barbados Income Tax Convention. Interpool Limited's business is managed and controlled in Barbados; it also has a permanent establishment in the United States. Under the income tax convention between the United States and Barbados, including any protocols and amendments (the "Tax Convention"), any profits of Interpool Limited from leasing of containers used in international trade generally are taxable only in Barbados and not in the United States. Interpool Limited is entitled to the benefits of the Tax Convention for each year that more than 50% of the shares of Interpool Limited are owned, directly or indirectly, by United States citizens or residents and its income is not used in substantial part, directly or indirectly, to meet liabilities to persons who are not residents or citizens of the United States. We believe that Interpool Limited passes both of these tests and should continue to be eligible for the benefits of the Tax Convention, but there can be no assurance as to this continued eligibility. If Interpool Limited ceased to be eligible for the benefits of the Tax Convention, a substantial portion of its income would become subject to the 35% United States federal income tax and the 30% branch profits tax.

      The Tax Convention does not afford Interpool Limited any relief from the personal holding company tax or any other tax that may be imposed on the undistributed earnings of a Barbados corporation. To the extent that Interpool Limited has United States source income that is personal holding company income or is not needed in its business, Interpool Limited could be taxed on this income unless it is distributed to Interpool as a dividend. We expect that Interpool Limited would distribute this income to Interpool.

State and Local Taxes Income Taxes

      Interpool, Trac Lease and the United States subsidiaries are liable for state and local income taxes on their income, and Interpool Limited and other foreign subsidiaries are liable for state and local income taxes on their earnings attributable to operations in the United States.

      Sales Tax. To date, Interpool Limited and Trac Lease generally have not paid sales taxes on their leasing revenues to the states in which they conduct business because management has believed these revenues to be exempt from state sales taxes on several grounds, including a long-standing interpretation of the commerce clause of the United States Constitution that would prohibit the imposition of a tax on cargo containers and chassis used primarily for transportation of goods in interstate commerce or international trade. Itel Containers International Corp., a container leasing company, challenged an attempt by the State of Tennessee to collect sales tax on Itel Containers International's proceeds from the leasing of containers delivered in Tennessee. In a ruling by the United States Supreme Court in February 1993, Itel Containers International's position was rejected and the Court upheld the right of Tennessee to impose sales tax on leasing revenues from containers delivered in Tennessee. We cannot predict the extent to which states other than Tennessee will now attempt to collect sales tax on our equipment leasing revenues based on this Supreme Court decision. Under the terms of our equipment leases, we would be entitled to pass any such sales tax on to our lessees.

Inflation

      Management believes that inflation has not had a material adverse effect on our results of operations. In the past, the effects of inflation on administrative and operating expenses have been largely offset through economies of scale achieved through expansion of the business.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      We adopted Statement 133 effective January 1, 2001. We apply Statement 133 to only those hybrid instruments that were issued, acquired or substantively modified after December 31, 1998.

      Statement 133, in part, allows special hedge accounting for fair value and cash flow hedges. Statement 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. Statement 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. (The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.)

      As of December 31, 2000, we had entered into 13 interest rate swap agreements with various financial institutions. The aggregate notional balance of the swaps was $384.7 million as of December 31, 2000. We use these agreements to manage interest rate risks created by loans indexed to a floating rate index, primarily LIBOR, and contractually terminate at various dates between 2001 and 2007. Under previous generally accepted accounting principals, as interest rates change we accrued the interest differential payable or receivable by us on our interest rate swaps and we recognized this accrued interest differential over the life of the swap agreement. In contrast, Statement 133 requires that changes in the fair value of the swap agreements which are designated as effective cash flow hedges be reported as a component of other comprehensive income and changes in the fair value of the swap agreements that do not qualify for hedge accounting to be reported in earnings. We have determined that of the 13 interest rate swap agreements held, 10 qualify under Statement 133 as effective cash flow hedges with no ineffectiveness, while the remaining 3 interest rate swap agreements intended as cash flow hedges do not quality for hedge accounting treatment. The adoption of Statement 133 on January 1, 2001 increased liabilities by approximately $9.0 million, with offsetting amounts recorded as decreases to deferred tax liabilities of $2.4 million and accumulated other comprehensive income of $7.4 million and an increase to earnings (net of tax) of $0.8 million.

      On June 29, 2001, the FASB approved its proposed Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

      Under Statement 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

      Statement 142 will apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principals Board, or APB, Opinion No. 17, "Intangible Assets," and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. Adoption of Statement 142 will result in ceasing amortization of goodwill. All of the provisions of the statement should be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

      We do not expect the adoption of these standards to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      Interest Rate Risk. The nature of our business exposes us to market risk arising from changes in interest rates. We manage interest rate risk to protect our margins on existing transactions. Interest rate risk is the risk of earnings volatility attributable to changes in interest rates. Additionally, we consider interest rate swap contracts as an integral part of borrowing transactions. We seek to minimize our exposure by entering into amortizing interest rate swap contracts, which coincide with the principal and maturity of the underlying debt instruments hedged. We do not use leveraged swaps and do not use leverage in any of our investment activities that would put principal capital at risk.

      For 2000, a 10% change in interest rates would result in a $1.2 million change in our pretax earnings.

      Credit Risk.  We maintain detailed credit records about our customers. Our credit policy sets different maximum exposure limits for our customers. Credit criteria may include, but are not limited to, customer trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, and operational history.

      We seek to reduce credit risk by maintaining insurance coverage against defaults and equipment losses. Although there can be no assurance that such coverage will be available in the future, we currently maintain contingent physical damage, recovery/repatriation and loss of revenue insurance, which provides coverage in the event of a customer's default. The policy covers the cost of recovering our equipment from the customer, including repositioning costs, the cost of repairing the equipment and the value of equipment which cannot be located or is uneconomical to recover. It also covers a portion of the lease revenues we may lose as a result of the customer's default (i.e., 180 days of lease payments following default). Upon the expiration of our current policy in December 2001, we expect to replace it with a new policy at a higher cost.

BUSINESS

General

      We are the largest lessor of intermodal chassis in the United States and one of the world's leading lessors of intermodal dry freight standard containers. At June 30, 2001, our chassis fleet totaled approximately 178,000 chassis and our container fleet totaled approximately 673,000 TEUs. From 1996 to 2000, we increased the size of our chassis fleet at a compound annual rate of 32% and our container fleet at a compound annual rate of 21%.

      We concentrate on leasing equipment to our customers on a long-term basis. Substantially all of our new equipment is initially leased for terms of five to eight years and approximately 67% of our total fleet of chassis and 83% of our total fleet of containers are currently on long-term lease. We believe our focus on long-term leasing has enabled us to:

  maintain high utilization rates of our equipment, which over the last five years averaged 98%;
  achieve more stable and predictable earnings;
  concentrate on the expansion of our asset base through the purchase and lease of new equipment to fulfill specific orders for new long-term leases; and
  operate with low overhead and staff levels.

      Approximately 33% of our chassis are currently leased on a short-term basis to satisfy customers' peak or seasonal requirements, generally at higher rates than under long-term leases. For customers who require daily or weekly chassis rentals, we operate chassis pools at major domestic shipping ports and terminals. These chassis pools consist of our chassis and those of our customers.

      Approximately 17% of our containers are currently leased on a short-term basis. Our 50%-owned affiliate, CAI, markets our containers available for short-term leasing as part of its fleet, thereby facilitating redeployment of our containers at the end of long-term leases. Our relationship with CAI maximizes utilization of our container fleet and increases our leverage in the marketplace by giving us the world's third largest container lessor fleet on a combined basis.

      We lease our chassis and containers to over 400 shipping and transportation customers throughout the world, including all of the world's 20 largest international container shipping lines and major North American railroads. We provide customer service and market to our customers through a worldwide network of offices, agents and marketing representatives. We believe one of the key factors in our ability to compete effectively has been the long-standing relationships that our management and marketing representatives have established with most of the world's large shipping lines and major North American railroads. As a result of these relationships, 7 of our top 10 customers have been customers for at least 10 years.

Industry Overview

      The fundamental components of intermodal transportation are the chassis and the container. When a container vessel arrives in port, each marine container is loaded onto a chassis or rail car. A chassis is a rectangular, wheeled steel frame, generally 20 or 40 feet in length, built specifically for the purpose of transporting a container. Once mounted, the chassis and container are the functional equivalent of a trailer. When mounted on a chassis, the container may be trucked either to its final destination or to a railroad terminal for loading onto a rail car. Similarly, a container shipped by rail may be transferred to a chassis to travel over-the-road to its final destination. As the use of containers has become a predominant factor in the intermodal movement of cargo, the chassis has become a prerequisite for the domestic segment of the journey. A chassis seldom travels permanently with a single container, but instead serves as a transport vehicle for containers that are loaded or unloaded at ports or railroad terminals. Because of differing international road regulations and the lack of international standards for chassis, chassis used in the United States are seldom used in other countries.

      Containers provide a secure and cost-effective method of transporting finished goods and component parts because they are generally freely interchangeable between different modes of transport, making it possible to move cargo from a point of origin to a final destination without the repeated unpacking and repacking of the goods required by traditional shipping methods. The same container may be carried successively on a ship, rail car and truck and across international borders with minimal customs formalities. Containerization is more efficient, more economical and safer in the transportation of cargo than "break bulk transport" in which the goods are unpacked and repacked at various intermediate points en route to their final destination. By eliminating manual repacking operations when differing modes of transportation are used, containerization reduces freight and labor costs. In addition, automated handling of containers permits faster loading and unloading and more efficient utilization of transportation equipment, thereby reducing transit time. The protection provided by sealed containers also reduces damage to goods and loss and theft of goods during shipment. Containers may also be picked up, dropped off, stored and repaired at independent common user depots located throughout the world.

      The adoption of uniform standards for containers in 1968 by the International Standards Organization (ISO) precipitated a rapid growth of the container industry, as shipping companies recognized the advantages of containerization over traditional break bulk transportation of cargo. This growth resulted in substantial investments in containers, container ships, port facilities, chassis, specialized rail cars and handling equipment.

      Most containers are constructed of steel in accordance with recommendations of the International Standards Organization. The basic container type is the general-purpose dry freight standard container (accounting for approximately 87% of the world's container fleet), which measures 20 or 40 feet long, 8 feet wide and 8 1/2 or 9 1/2 feet high. In general, 20-foot containers are used to carry heavy, dense cargo loads (such as industrial parts and certain food products) and in areas where transport facilities are less developed, while 40-foot containers are used for lighter weight finished goods (such as apparel, electronic appliances and other consumer goods) in areas with better developed transport facilities.

      Worldwide container traffic at the world's major ports has grown at a compound annual rate of 9% since 1990 and 14% since 1970, significantly outpacing world GDP over those periods, as shown in the following chart.

Worldwide Container Traffic vs World GDP

      The demand for containers is influenced primarily by the volume of international and domestic trade. In recent years, however, the rate of growth in the container industry has exceeded that of world trade as a whole due to several factors, including:

  the existence of geographical trade imbalances;
  the expansion of shipping lines;
  the growing reliance by manufacturers on "just-in-time" delivery methods; and
  increased exports by technologically advanced countries of component parts for assembly in other countries and the subsequent re-importation of finished products.

      In recent years domestic railroads and trucking lines have begun actively marketing intermodal services for the domestic transportation of freight. Management believes that this trend should serve to accelerate the growth of intermodal transportation, and hence result in increased chassis and container demand.

The Leasing Market

      Leasing companies own approximately half of the domestic chassis and half of the world's container fleet with the balance owned predominantly by shipping lines and railroads. Leasing companies have maintained this market position because container shipping lines and railroads receive both financial and operational benefits by leasing a portion of their equipment. The principal benefits of leasing are the following:

  provide lessees with an alternative source of financing in a traditionally capital-intensive industry;
  enable shipping lines to expand their routes and market shares at a relatively inexpensive cost without making a permanent commitment to support their new structure;
  enable lessees to benefit from leasing companies' relationships with equipment manufacturers;
  enable lessees to accommodate seasonal use and/or geographic concentration, thereby limiting their capital investment and storage costs; and
  enable lessees to maintain an optimal mix of equipment types in their fleets.

      Because of these benefits, container shipping lines and railroads generally obtain a significant portion of their container fleets from leasing companies, either on short-term or long-term leases. Short-term leases provide considerable operational flexibility in allowing a customer to pick up and drop off containers at various worldwide locations at any time. However, customers pay for this flexibility in the form of substantially higher lease rates for short-term leases and drop-off charges for the privilege of returning equipment to certain locations. Most short-term leases are "master leases," under which a customer reserves the right to lease a certain number of containers, as needed under a general agreement between the lessor and the lessee. Long-term leases provide the lessee with advantageous pricing structures, but usually contain an early termination provision allowing the lessee to return equipment prior to expiration of the lease only upon payment of an early termination fee or a retroactive increase in lease payments.

Business Strategy

      Our objective is to continue to expand on our market position as a leading long-term lessor of intermodal transportation equipment. To achieve this objective, we intend to continue to:

  Focus on our core business of domestic chassis and international marine container leasing. Our strong market position in the chassis and container leasing businesses provide us with economies of scale that benefit our customers. Our equipment and operations are located worldwide to meet our domestic and international customers' needs in a timely manner. In addition, we are able to focus our management and financial resources to compete effectively for equipment leasing requirements of all quantities.
  Concentrate on long-term leasing to achieve high utilization rates and more stable and predictable earnings. Over the past 5 years, the annual utilization of our total chassis and container fleet has averaged approximately 98%. We concentrate on long-term leases in order to minimize the impact of economic cycles on our revenues and to achieve high utilization and more stable and predictable earnings. The lower rate of turnover provided by long-term leases enables us to concentrate on the expansion of our asset base through the purchase and lease of new equipment, rather than on the repeated re-marketing of our existing fleet.
  Be a low cost provider of intermodal equipment. We believe a key part of our success has been our ability to obtain equipment on a low cost basis and to operate as a lean and efficient organization. Our focus on long-term leasing allows us to operate with less overhead and staff.
  Purchase chassis and containers to fulfill specific customer orders. We generally purchase new containers to fulfill new long-term lease orders. Management believes that as a result, we currently have one of the youngest container fleets of the world's ten largest container lessors.

The average age of our chassis is approximately 9.4 years and the average age of our containers is approximately 3.7 years. Due to the young age of the fleet, our equipment spends less time being inspected, repaired and refurbished.
  Make strategic acquisitions of complementary businesses and asset portfolios on an opportunistic and financially disciplined basis. We intend to continue to review acquisition opportunities whenever asset prices and market conditions are favorable.

Operations

      Lease Terms. Approximately 67% of our chassis and 83% of our containers are leased on a long-term basis as of June 30, 2001. Our long-term leases generally have five to eight year initial terms.

      We offer our customers both operating leases and "direct finance" leases. Under a direct finance lease, the customer owns the container at the expiration of the lease term. Although customers pay a higher per diem rate under a direct finance lease than under a long-term operating lease, a direct finance lease enables us to provide customers with access to financing on terms generally comparable to those available from financial institutions, which provide this type of financing.

      Lease rentals are typically calculated on a per diem basis, regardless of the term of the lease. Our leases generally provide for monthly or quarterly billing and require payment by the lessee within 30 to 60 days after presentation of an invoice. Generally, the lessee is responsible for payment of all taxes and other charges arising out of use of the equipment and must carry specified amounts of insurance to cover physical damage to and loss of equipment, as well as bodily injury and property damage to third parties. In addition, our leases usually require lessees to repair any damage to the chassis and containers. Lessees are also required to indemnify us against our losses arising from accidents or similar occurrences involving the leased equipment. Our leases generally provide for pick-up, drop-off and other charges and set forth a list of locations where lessees may pick-up or return equipment.

      Long-term leases provide the lessee with advantageous pricing structures, but usually contain an early termination provision allowing the lessee to return equipment prior to expiration of the lease only upon payment of an early termination fee or a retroactive increase in lease payments. Since 1991, we have experienced minimal early returns under our long-term leases, primarily because of the penalties involved and because customers must return all containers covered by the particular long-term lease being terminated, generally totaling several hundred units, and bear substantial costs related to their repositioning and repair.

      Frequently, a lessee will desire to retain long-term leased equipment well beyond the initial lease term. In these cases, long-term leases will be renewed at the then prevailing market rate, either for one or more additional one-year periods or as part of a short-term agreement. In some cases, the customer has the right to purchase the equipment at the end of a long-term lease.

      Equipment Tracking and Billing. We use a real time, internet accessible proprietary computer software system to enable sophisticated equipment tracking and billing and to provide a central operating database that coordinates our chassis leasing activities. The system processes information received electronically from our regional offices. The system records the movement and status of each chassis and links that information with the complex data comprising the specific lease terms in order to generate billings to lessees. More than 70,000 movement transactions per month are processed through the system, which is capable of tracking revenue on the basis of individual chassis. The system also generates a wide range of management reports containing information on all aspects of our leasing activities. The equipment acquired from Transamerica was integrated into our billing system on July 1, 2001.

      Chassis Pools. For customers who require daily or weekly chassis rentals, we operate "chassis pools" at most of the major port authorities and terminal operations on the Eastern seaboard and the Gulf coast. These chassis pools consist of our chassis and those of our customers. The principal ports in the United States where we operate chassis pools are Baltimore, Boston, Charleston, Houston, New Orleans, Norfolk and Savannah.

      Depots. We and our affiliate CAI operate in over 90 locations in all major transportation markets throughout the world. Depots are facilities owned by third parties at which containers and other items of transportation equipment are stored, maintained and repaired. We retain independent agents at these depots to handle and inspect equipment delivered to or returned by lessees, to store equipment that is not leased and to handle maintenance and repairs of chassis and containers. Some agents are paid a fixed monthly retainer to defray recurring operating expenses and some are guaranteed a minimum level of commission income. In addition, we generally reimburse our agents for incidental expenses.

      Logistic Support.  Our worldwide network of offices and relationships and our industry experience enables us to provide logistic services in order to facilitate the movement of chassis and containers to meet our customers' needs.

      Repositioning and Releated Expenses. If lessees return large numbers of equipment to a location which has a larger supply than demand, we may incur expenses in repositioning the equipment to a better location. Repositioning expenses generally range between $50 and $500 per item of equipment, depending on geographic location, distance and other factors, and may not be fully covered by the drop-off charge collected from the lessee. In connection with necessary repositioning, we may also incur storage costs, which generally range between $0.20 and $2.50 per TEU per day. In addition, we bear certain operating expenses associated with our chassis and containers, such as:

  the costs of maintenance and repairs not required to be made by lessees;
  agent fees;
  depot expenses for handling;
  inspection and storage; and
  any insurance coverage in excess of that maintained by the lessee.

      Maintenance, Repairs and Refurbishment. As chassis and containers age, the need for maintenance increases, and they may eventually require extensive maintenance. With the exception of chassis pool customers, our customers are responsible for maintenance and repairs of equipment other than normal wear and tear. When normal wear and tear of equipment is extensive, the equipment may have to be refurbished or remanufactured. Refurbishing and remanufacturing involve substantial cost, although chassis can be remanufactured for substantially less than the cost of purchasing a new chassis. Alternatively, we may elect to sell equipment requiring refurbishment.

      Disposition of Chassis and Containers and Residual Values. On an ongoing basis, we sell equipment that was previously leased. The decision whether to sell depends on the equipment's condition, remaining useful life and suitability for continued leasing or for other uses, as well as prevailing local market resale prices and an assessment of the economic benefits of repairing and continuing to lease the equipment compared to the benefits of selling. Pursuant to our relationship with CAI, containers that have come off long-term lease and have been designated for short-term leasing (not including renewals with existing lessees) are provided to CAI for deployment in CAI's short-term fleet. For each of our containers in its fleet, CAI pays us its average total fleet per diem rate less a management fee. Containers tendered for short-term leasing under our agreement with CAI are accounted for by us as fully utilized. Containers are also sold to shipping or transportation companies for continued use in the intermodal transportation industry or to secondary market buyers, such as wholesalers, depot operators, mini storage operators, construction companies and others, for use as storage sheds and similar structures. Because old chassis are more easily remanufactured than old containers, chassis are less likely to be sold than containers.

      At the time of sale, the residual value of a container or chassis will depend, among other factors, upon mechanical or economic obsolescence, the current newly manufactured equipment price, as well as its physical condition. While there have been no major technological advances in the short history of containerization that have made active equipment obsolete, several changes in standards have decreased the demand for older equipment, such as the increase in the standard height of containers from 8 feet to 8 1/2 feet in the early 1970's.

      Sources of Supply. Most chassis used in the United States are manufactured domestically due to the high cost of transportation to the United States of chassis manufactured abroad. Manufacturers of chassis frequently produce over-the-road trailers as well, and can convert some production capability to chassis as needed. Because of the rising demand for containers and the availability of relatively inexpensive labor in the Pacific Rim, approximately 80% of world container production now occurs in China. Containers are also produced in other countries, such as South Korea, India, Indonesia, Malaysia, Taiwan, Turkey, South Africa, and, to a lesser extent, other parts of the world.

      Upon completion of manufacture, new chassis and containers are inspected to insure that they conform to applicable standards of the International Standards Organization and other international self-regulatory bodies, as well as our internal standards.

PoolStat Chassis Pool Management

      We have developed a proprietary internet-based real-time chassis management system which we call PoolStat. PoolStat has enabled us to operate, on a cooperative basis, pools of chassis which are owned by us and by shipping lines. Under this program, shipping lines can "pool" their chassis at common locations such as marine terminals and railroad depots. The billing and tracking features of PoolStat enable us to operate chassis pools. Our PoolStat software compiles data from each location and reports on levels of chassis contribution as compared to levels of chassis usage by each shipping line in the cooperative pool. In addition, centralized maintenance and repair improves service levels to customers and the trucking community and we receive a management fee.

      PoolStat provides several benefits to customers, including allowing customers to:

  maintain lower overall inventory requirement at each location;
  decrease maintenance, repair and other operating expenses;
  improve equipment control capabilities;
  reduce time and expense of managing a chassis fleet; and
  participate in cooperative pool net revenues.

      By providing the PoolStat service, we are able to forge closer relationships with our customers for both short-term and long-term leasing opportunities. PoolStat now has approximately 150,000 chassis under its management and is actively looking to increase its level of business. We believe that PoolStat is the leading provider of chassis management tools in the United States.

Marketing and Customers

      We lease our chassis and containers to over 400 shipping and transportation companies throughout the world, including all of the world's 20 largest international container shipping lines and major North American railroads. The customers for our chassis are a large number of domestic companies, many of which are domestic subsidiaries or branches of international shipping lines to which we also lease containers. With a network of offices and agents covering major ports in the United States, Europe and the Far East, we have been able to supply containers in nearly all locations requested by our customers. Our customer base is diverse. As of June 30, 2001, our top 25 customers represented approximately 69% of our consolidated revenues, with no single customer accounting for more than 6%.

      We perform detailed credit risk analysis on our customers. Our credit policy sets different maximum exposure limits depending on our relationship and previous experience with each customer. Credit criteria may include, but are not limited to, customer trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, and operational history.

      We seek to reduce credit risk by maintaining insurance coverage against defaults and equipment losses. Although there can be no assurance that this coverage will be available in the future, we currently maintain contingent physical damage, recovery/repatriation and loss of revenue insurance, which provides coverage in the event of a customer's default. The policy covers lease payments for 180 days following the declaration of default, the cost of repairing the equipment and the value of equipment which cannot be located or is uneconomical to recover. It also covers a portion of the lease revenues that we may lose as a result of the customer's default (i.e., 180 days of lease payments following default). We have the option to renew the current policy for periods following December 2001, subject to premium adjustments. Insurance costs are increasing throughout the leasing industry, and as a result we expect to pay higher premiums and/or increase our deductibles upon renewal.

Competition

      There are many companies leasing intermodal transportation equipment with which we compete. Some of our competitors have greater financial resources than we do, or are subsidiaries or divisions of much larger companies. Over the last several years, there has been consolidation in the container leasing business resulting from several acquisitions. The result of the consolidation has been fewer lessors, a more rationalized industry and a stabilizing pricing environment.

      In addition, the containerized shipping industry, which we service, competes with providers of alternative methods of transporting goods, such as by air, truck and rail. We believe that in most instances these alternative methods are not as cost-effective as shipping of containerized cargo.

      Because rental rates for chassis and containers are not subject to regulation by any government authority but are determined principally by the demand for and supply of equipment in each geographical area, price is one of the principal methods by which we compete. In times of low demand and excess supply, leasing companies tend to grant price concessions, such as free days or pick-up credits, in order to keep their equipment on lease and to avoid storage charges. We attempt to design lease packages tailored to the requirements of individual customers and consider our long-term relationships with customers to be important to our ability to compete effectively. We also compete on the basis of our ability to deliver equipment in a timely manner in accordance with customer requirements.

Other Business Operations

      In addition to our chassis and container leasing operations we also receive revenues from other activities. We lease approximately 500 freight rail cars to railroad companies through our Chicago based Railpool division. Microtech Leasing Corporation, a 75.5%-owned subsidiary of Interpool, leases microcomputers and related equipment, as does Personal Computer Rentals, a 51%-owned subsidiary. Microtech Leasing Corporation and PCR have 26 locations and provide computer equipment to businesses and conventions. We are currently reviewing various alternative strategies with respect to our investment in Microtech and PCR. One option we are considering on a preliminary basis is a possible sale of PCR to a new company to be formed by members of PCR's senior management. As PCR accounted for approximately 1% and 3% of our consolidated total assets and net income, respectively, as of and for the year ended December 31, 2000, we do not believe that any potential sale of PCR would have a material effect on our results of operations or financial condition. Another alternative being considered with respect to PCR and Microtech would be to include these operations in a possible distribution of certain businesses to our stockholders, as described below under "Proposed Restructuring".

Employees

      As of December 31, 2000, we had approximately 480 employees, approximately 460 of whom are based in the United States. Included in the total employee count are approximately 240 employees of Personal Computer Rentals and 11 employees of Microtech Leasing Corporation. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Facilities/Properties

      In connection with our acquisition of Transamerica's North American Intermodal Division in October 2000, we purchased real property located in Chicago, Illinois and Atlanta, Georgia. The purchase price for these two properties was included in the acquisition's aggregate purchase price. The Chicago site consists of an office and garage building containing approximately 20,000 square feet on approximately 38 acres. The Atlanta site was sold on July 31, 2001.

      In July 1998, we purchased approximately 18,000 square feet of condominium office space located on the 27th floor at 633 Third Avenue, New York, NY 10017 and relocated our New York office to this new location during the fourth quarter of 1998. All our other commercial office space, aggregating approximately 38,000 square feet, is leased. Our executive offices are located at 211 College Road East, Princeton, New Jersey. We also lease office facilities in Aberdeen, Antwerp, Barbados, Basel, Chicago, Hong Kong, Portland and Singapore.

Legal Proceedings

      We are engaged in various legal proceedings from time to time incidental to the conduct of our business. In the opinion of management, we are adequately insured against the claims relating to these proceedings, and any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial condition or results of operations.

Proposed Restructuring

      We are currently evaluating a possible restructuring that would allow us not only to focus on our core long-term chassis and container leasing business, but to provide direct equity ownership and incentives to the employees of our short-term chassis leasing business. The attraction and retention of qualified employees has always been of utmost importance to the success of the short-term chassis leasing business, principally due to its technology-driven and service-oriented nature. The proposal under consideration, as currently envisioned, would provide for the consolidation of our short-term chassis leasing business (other than any short-term rail chassis leasing business) in a subsidiary (the "Distributed Company"). PoolStat, and possibly our computer leasing business, would be part of this Distributed Company. We would then distribute the shares of this Distributed Company pro rata to our stockholders and offer shares of the Distributed Company, and/or options to acquire such shares, to current and prospective key employees of the short-term chassis leasing business. We intend to seek a ruling from the Internal Revenue Service that the distribution would qualify as a "spin-off" under Section 355 of the Internal Revenue Code of 1986, as amended, and would not result in the recognition of any taxable income, gain or loss by us, Trac Lease, the Distributed Company or our stockholders. If such ruling is granted, we would likely proceed with the distribution. If such ruling as to tax-free qualification is not obtained, we would not proceed with the distribution if it resulted in the realization of any material amount of taxable income or gain by our stockholders. However, we have not yet made a final determination whether to proceed with this proposed transaction. Although our analysis of this potential transaction is not sufficiently developed to enable us to predict with any degree of precision the financial impact of the distribution or the size of the Distributed Company, we do not expect that the Distributed Company would represent a "significant subsidiary" of Interpool for SEC reporting purposes.

      If the distribution were consummated, we would continue to have certain relationships with the Distributed Company, which may include, among other things, contractual relationships for long-term leasing of our equipment by the Distributed Company and management services with respect to short-term chassis leasing, put and call option agreements with respect to the purchase and sale of leased chassis, and an interim administrative services agreement.

      If we decide to pursue this proposal, the transaction is expected to be consummated during 2002.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers are as follows:

Name	Age	Position
Martin Tuchman (a)(c)	60	Chairman of the Board of Directors and Chief Executive Officer
Raoul J. Witteveen	46	President, Chief Operating Officer and Director
Mitchell I. Gordon	44	Chief Financial Officer, Executive Vice President and Director
Arthur L. Burns	56	General Counsel, Secretary and Director
Herbert Mertz	47	Chief Administrative Officer of Interpool, Inc., Chief Operating Officer of Trac Lease and Interpool Limited
Ernst Baenziger	64	Senior Vice President and Director of Interpool Limited
William Geoghan	51	Senior Vice President
Peter D. Halstead (a)(b)(c)	59	Director
Clifton H.W. Maloney (b)	63	Director
Warren L. Serenbetz (a)	77	Director
Joseph J. Whalen (a)(b)	69	Director

(a)	member of Compensation Committee
(b)	member of Audit Committee
(c)	member of Stock Option Committee

      Our Board of Directors is divided into three classes, as nearly equal in number as possible. Each class serves three years, with the terms of office of the respective classes expiring in successive years.

      Martin Tuchman has served as our Chairman of the Board of Directors and Chief Executive Officer since February  1988. He is also Chairman of the Board of Directors, Chief Executive Officer and a director of Interpool Limited, which he co-founded in 1968. He also has served as a director of Trac Lease since June  1987, President of Trac Lease from June 1987 through January  1994 and currently serves as its Chairman and Chief Executive Officer. He is Chairman of the Board of Directors of Princeton International Properties, Inc., a family-owned real estate company, which owns and has interests in properties located in Princeton, New Jersey. Mr. Tuchman was previously a member of the Society of Automotive Engineers as well as the American National Standards Institute. Currently, Mr. Tuchman is a member of the United Nations Business Council, a council comprised of leading international executives organized to promote understanding and cooperation between business and government, and a member of the Board of Trustees of the New Jersey Institute of Technology. In 1995, Mr. Tuchman was honored as Entrepreneur Of The Year in an awards program founded by Ernst & Young LLP and in 1996 was named Alumnus of the Year by the New Jersey Institute of Technology. Mr. Tuchman is a member of the Board of Trustees of The Parkinson's Alliance and a director of the Parkinson's Disease Foundation of Columbia Presbyterian Hospital. In 2000, Mr. Tuchman was honored by The Smithsonian Institution for his extensive case study of Interpool for the 2000 Computerworld Smithsonian Collection and Interpool was nominated for the World Smithsonian Award. Interpool's material is now part of the Permanent Research Collection on Information Technology at The Smithsonian's National Museum of American History. Mr. Tuchman was elected to the Yardville National Bank's Board of Directors and serves on its Executive Committee. Mr. Tuchman holds a bachelor's degree in mechanical engineering from the New Jersey Institute of Technology (Newark College of Engineering) and a master's degree in business administration from Seton Hall University.

      Raoul J. Witteveen has served as our President, Chief Operating Officer and a Director since March 1993, also having served as Chief Financial Officer from 1993 to 2000. Mr. Witteveen has been President, Chief Financial Officer and a director of Interpool Limited, since 1988, also having served as Chief Financial Officer from 1988 to 2000. He is a co-founder of Trac Lease and has been Chief

Financial Officer, Vice President and a Director of Trac Lease since June 1987. From 1982 to 1986, Mr. Witteveen served in a variety of management capacities at Thyssen-Bornemisza N.V., the former parent of Interpool Limited. Mr. Witteveen holds a bachelor's degree in economics and business administration and a master's degree in economics from the Erasmus University in Rotterdam, The Netherlands.

      Mitchell I. Gordon has served as our Chief Financial Officer and Executive Vice President since October 2000 and as a member of our Board of Directors since 1998. From February 1998 to October 2000, Mr. Gordon was President of Atlas Capital Partners, LLC, a private equity investment and consulting firm which provided investment banking consultation services to us. Prior to February  1998, he was Managing Director of Salomon Smith Barney Inc. and co-head of its Transportation Investment Banking Group from July 1993 to January 1998. From 1988 to 1993, Mr. Gordon was Senior Vice President of Furman Selz Inc., where he ran the firm's Transportation and Automotive Investment Banking groups. From 1984 to 1988, he was a Vice President of Needham & Company Inc. From 1981 to 1984, he held various positions at American Broadcasting Companies, Inc., including Manager of Strategic Planning. Mr. Gordon holds a bachelor's degree in business administration from Washington University and a master's degree in business administration from Harvard Business School.

      Arthur L. Burns has served as our General Counsel and Secretary and as a Director since January 1990 and Secretary of Interpool Limited since 1986. Mr. Burns was Senior Vice President of Law and Administration of Interpool Limited from 1980 until June  1996. Prior to joining Interpool Limited, Mr. Burns was Assistant General Counsel to GATX Leasing Corp. between 1975 and 1980, and an associate attorney at the law firm of Cahill, Gordon & Reindel from 1969 to 1975. Mr. Burns holds a bachelor's degree in economics from Holy Cross College and a law degree from Fordham University School of Law.

      Herbert Mertz has served as our Director of Information Systems since December 1988. In September 2000, he was appointed our Chief Administrative Officer, and Chief Operating Officer of Interpool Limited and Trac Lease. Prior to joining us, Mr. Mertz was an independent consultant in the computer industry. From 1980 to 1983, Mr. Mertz was President of Princeton Energy Partners, an international franchise company in the field of energy conservation. Mr. Mertz holds a bachelor's degree in engineering from Princeton University. He is an associate member of Sigma Xi, the North American Research Society.

      Ernst Baenziger has served as an employee of Interpool since 1977, serving as Senior Vice President and as a Director of Interpool Limited since 1991. Mr. Baenziger is responsible for operations in Europe, Far East, Australia and New Zealand. He also serves as Managing Director of Interpool Limited's Basel, Switzerland branch, handling sales and operations, and as Managing Director of CTC Equipment A.G. Mr. Baenziger holds a bachelor's degree in economics and business administration from Handelshochschule, St. Gallen.

      William Geoghan has served as Senior Vice President of each of Interpool, Interpool Limited and Trac Lease since 1998. Mr. Geoghan served as Controller of Interpool from 1992 to 1998 and Vice President and Controller of Interpool Limited from 1989 to 1998. Mr. Geoghan joined Interpool Limited in 1981 and served as Assistant Controller for Interpool Limited from 1985 to 1989. Mr. Geoghan is a Certified Public Accountant and holds a bachelor's degree in commerce from Rider University.

      Peter D. Halstead has served as a member of our Board of Directors since June 1994. Mr. Halstead is a retired Executive Vice President of Summit Bancorp where he worked in various capacities since 1971. He is now the Principal of P.D. Halstead Associates LLC, a firm consulting in corporate administration and finance. Mr. Halstead serves as a Trustee for numerous associations including McCarter Theatre and Cancer Care of New Jersey. Mr. Halstead holds a bachelor's degree from Colgate University and a master's degree in business administration from Fairleigh Dickinson University.

      Clifton H. W. Maloney has served as a member of our Board of Directors since February  2000. Hehas been President of C.H.W. Maloney & Co., Incorporated, a private investment firm, since 1981. He was a Vice President in investment banking at Goldman, Sachs & Co. from 1974 to 1981. Mr. Maloney is a Director of Chromium Industries, Inc., Liberty-Pittsburgh Systems Inc., The Wall Street Fund and serves as a Trustee of the HSBC Funds Trust and the HSBC Mutual Funds Trust. Mr. Maloney holds a bachelor's degree in Engineering from Princeton University and a master's degree in business administration from Harvard Business School.

      Warren L. Serenbetz has served as a member of our Board of Directors since February 1988 and served as Executive Consultant from February 1988 through January 1995. He has also been a Director of Trac Lease since its founding in November  1986. After co-founding Interpool Limited in 1968, Mr. Serenbetz served as Interpool Limited's President and Chief Executive Officer and as a Director until 1975, after which he was Director, Chairman of the Executive Committee and Chief Executive Officer until his retirement in 1986. Mr. Serenbetz rejoined the Board of Directors of Interpool Limited in 1988. Mr. Serenbetz is currently President of Radcliff Group, Inc. He has been active in industry affairs, serving as an officer, director and member of various world trade and shipping associations. Mr. Serenbetz holds a bachelor's degree in engineering from Columbia University and a master's degree in industrial engineering from Columbia University.

      Joseph J. Whalen has served as a member of our Board of Directors since April 1996. He originally joined the accounting firm of Arthur Andersen LLP in 1957 and served as an audit partner in Andersen's New York and New Jersey offices for more than ten years prior to his retirement in 1994. Mr. Whalen is a member of the American Institute of Certified Public Accountants and the New Jersey State Society of Certified Public Accountants where he previously served on the Cooperation with Credit Grantors Committee and the Technical Standards Section of the Professional Conduct Committee. Mr. Whalen also serves on the Board of Directors of Griffon Corporation. Mr. Whalen is a Certified Public Accountant in New Jersey and New York and holds a bachelor's degree from St. Peter's College.

Board Compensation

      Each member of the Board of Directors who is not an officer or executive consultant receives an annual service fee of $10,000 for serving on the Board plus $1,000 and reimbursement of expenses for each Board of Directors' or committee meeting attended.

Board Committees

      The Board of Directors has three standing committees: an audit committee, a compensation committee and a stock option committee. The audit committee's function is to review management's maintenance of systems of internal control, financial reporting and application of generally accepted accounting principles. In addition, the audit committee reviews the scope of the services of our independent auditors and may recommend the independent auditors for appointment by the Board of Directors subject to stockholder approval. The compensation committee's functions are to review our general compensation strategy, establish salaries, review benefit programs and approve certain employment contracts. The stock option committee's functions are to administer our stock option plans. Our Board of Directors may establish other committees from time to time to facilitate the management of our business and affairs.

Executive Compensation

      The following table sets forth information for the calendar years ended December 31, 2000, 1999 and 1998 concerning the annual compensation paid or accrued by us to our chief executive officer and our four other most highly compensated executive officers:

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Compensation	# of Stock Options
Martin Tuchman	2000	$775,664	$1,221,100	$28,990 (1)	0
Chairman of the Board of Directors,	1999	738,727	1,095,100	27,091 (1)	0
Chief Executive Officer and Director	1998	703,550	1,104,170	33,877 (1)	2,280,000 (6)
Raoul J. Witteveen	2000	546,658	1,002,650	50,381 (1)	0
President, Chief Operating Officer	1999	520,627	1,095,100	7,717 (1)	0
and Director	1998	495,835	1,002,660	25,191 (1)	1,140,000 (6)
Ernst Baenziger	2000	190,074	0	1,306,278 (2)	0
Sr. Vice President, Interpool	1999	198,033	15,000	1,294,820 (2)	0
Limited	1998	198,652	0	780,000 (2)	0
Mitchell I. Gordon	2000	39,692 (3)	0	750,000 (4)(5)	50,000
Executive Vice President,	1999	0	0	807,500 (4)	0
Chief Financial Officer	1998	0	0	60,000 (4)	0
Herbert Mertz	2000	74,042 (3)	115,000	243,135 (4)	50,000
Chief Administrative Officer,	1999	0	0	279,307 (4)	0
Chief Operating Officer, Trac	1998	0	0	271,219 (4)	7,500
Lease and Interpool Limited

(1)	Amounts listed include payments made to or on behalf of the executive for certain company provided automobile and related expenses and medical expense reimbursement as provided for in the executive's employment agreement.
(2)	Amounts listed as "Other Compensation" include sales commissions.
(3)	Mr. Gordon and Mr. Mertz became employees in October 2000.
(4)	Amounts listed as "Other Compensation" include consulting fees paid prior to the individual becoming an executive officer of Interpool.
(5)	This amount includes the first of three payments of $550,000 to be paid over three years as other compensation earned in connection with the acquisition of Transamerica's North American Intermodal Division.
(6)	These options represent options originally granted prior to fiscal year 1998 but which were repriced during 1998.

Aggregate Options Exercised in Last Fiscal Year and 2000 Year End Option Values

Name	Shares Acquired on Exercise (#)(a)	Value Realized ($)	Number of Securities Underlying Unexercied Options at 2000 Year End (#)		Value of Unexercised In-the-Money Options at 2000 Year End ($)(b)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Martin Tuchman			2,280,000	—	$15,533,640	$ —
Raoul J. Witteveen			1,140,000	—	$7,766,820	$ —
Mitchell I. Gordon			—	50,000	$ —	$256,250
Herbert Mertz			—	50,000	$ —	$256,250

(a)	The named executive officers did not exercise any options in 2000.
(b)	Assumes, for all unexercised in-the-money options, the difference between the fair market value ($17.0625 per share) at December 31, 2000 and the exercise price of the option.

Option Grants During Fiscal Year 2000
and
Assumed Potential Realizable Values

Name	Number Options Granted	% of Total Options Granted to Employees in Fiscal Year 2000	Exercise Price	Expiration Date	Potential Realized Value At Assumed Annual Rates of Stock Appreciation For Option Term (1) (2)
					5%	10%
Mitchell I. Gordon	50,000	43.5%	$11.938	10/10/10	$375,387	$951,305
Herbert Mertz	50,000	43.5%	$11.938	10/10/10	$375,387	$951,305

(1)	Amounts for the named individuals shown under the "Potential Realizable Value" column have been calculated by multiplying the exercise price by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options.
(2)	The amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation of our stock prices.

1993 Stock Option Plan

      Our 1993 Stock Option Plan for Executive Officers and Directors was adopted by our Board of Directors and approved by the stockholders in March 1993. A total of 6 million shares of common stock have been reserved for issuance under the Stock Option Plan. Options may be granted under the Stock Option Plan to executive officers and Directors of Interpool or a subsidiary (including any executive consultant of Interpool and its subsidiaries), whether or not they are employees. As of June  30, 2001, 4,451,501 options were issued and outstanding, of which 4,351,501 are exercisable. Options under the Stock Option Plan have been granted to 18 persons.

      The Stock Option Plan is administered by a committee of the Board of Directors consisting of at least two Directors. The Stock Option Plan does not require that the members of the Stock Option Committee be "disinterested persons" within the meaning of Rule 16b-3, as from time to time amended, under the Securities Exchange Act of 1934. The Stock Option Committee consists of Mr. Tuchman and Mr. Halstead. The Stock Option Committee has the authority, within limitations as set forth in the Stock Option Plan, to establish rules and regulations concerning the Stock Option Plan, and to determine the persons to whom options may be granted, the number of shares of common stock to be covered by each option and the terms and provisions of the option to be granted. The Stock Option Committee has the right to cancel any outstanding options and to issue new options on the terms and upon the conditions as may be consented to by the optionee affected. In addition, the Stock Option Committee has the authority, subject to the terms of the Stock Option Plan, to determine the appropriate adjustments in the terms of each outstanding option in the event of a change in the common stock or our capital structure.

      Options granted under the Stock Option Plan may be either incentive stock options ("ISO's") within the meaning of Section 422 of the Code, or non-qualified stock options ("NQSO's"), as the Stock Option Committee may determine. No option intended to qualify as an ISO may be granted to any individual who, at the time of grant, is not an employee of Interpool or a subsidiary. The exercise price of an option will be fixed by the Stock Option Committee on the date of grant, except that (1) the exercise price of an ISO granted to any individual who owns (directly or by attribution) shares of common stock possessing more than 10% of the total combined voting power of all our classes of outstanding stock must be at least equal to 110% of the fair market value of the common stock on the date of grant and (2) the exercise price of an ISO granted to any individual other than a 10% owner must be at least equal to the fair market value of the common stock on the date of the grant. Any options granted must expire within ten years from the date of grant (five years in the case of an ISO granted to a 10% owner). Shares subject to options granted under the Stock Option Plan which expire, terminate or are canceled without having been exercised in full become available again for option grants. No options shall be granted under the Stock Option Plan more than ten years after the adoption of the Stock Option Plan.

      Options are exercisable by the holder subject to terms fixed by the Stock Option Committee. No option can be exercised until at least six months after the date of grant. However, an option will be exercisable immediately upon the occurrence of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option):

      (1) the holder's retirement on or after attainment of age 65;
      (2) the holder's disability or death; or
      (3) special circumstances or events as the Stock Option Committee determines merits special consideration

      Under the Stock Option Plan, a holder may pay the exercise price in cash, by check, by delivery to us of shares of common stock already owned by the holder, or, with respect to NQSO's and subject to approval by the Stock Option Committee, in shares issuable in connection with the option, or by such other method as the Stock Option Committee may permit from time to time.

      Options granted under the Stock Option Plan will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder may exercise any options held by the decedent. If an option holder terminates employment with us and all subsidiaries or service as a director of Interpool or a subsidiary while holding an unexercised option, the option will terminate immediately, but the option holder will have until the end of the tenth business day following his termination of employment or service to exercise the option. However, all options held by an option holder will terminate immediately if the termination is for cause, including but not limited to a result of a violation of the holder's duties. If cessation of employment or service is due to retirement on or after attainment of age 65, disability or death, the option holder or the holder's successor-in-interest, as the case may be, is permitted to exercise any option within three months of retirement or disability or within six months of death.

      The Stock Option Plan may be terminated and may be modified or amended by the Stock Option Committee or the Board of Directors at any time; provided, however, that (1) no modification or amendment increasing the aggregate number of shares which may be issued under options, increasing materially the benefits accruing to participants under the Stock Option Plan, or materially modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of the amendment and (2) no such termination, modification or amendment of the Stock Option Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof. The Stock Option Committee may cancel or terminate an outstanding option with the consent of the holder and grant an option for the same number of shares to the individual based on the then fair market value of the common stock, which may be higher or lower than the exercise price of the canceled option.

Directors Plan

      Our Non-Qualified Stock Option Plan for Non-Employee, Non-Consultant Directors was adopted by our Board of Directors and approved by the stockholders in March 1993. The Directors' Plan provides for the automatic grant of non-qualified options to non-employee, non-consultant directors at the time the director first joins the Board. The Directors' Plan authorizes grants of options up to an aggregate of 150,000 shares of common stock. The exercise price per share is the fair market value of our common stock on the date the person becomes a director. The options granted pursuant to the Directors' Plan may be exercised at the rate of one-third of the shares on the first anniversary of the options' grant date, one-third of the shares on the second anniversary of the options' grant date and one-third of the shares on the third anniversary of the options' grant date, subject to applicable holding periods required under rules of the Securities and Exchange Commission. Options granted pursuant to the Directors' Plan expire ten years from their grant date except that in the event of the death of a director, the option must be exercised within six months of the date of death or, in the event of resignation of a director, the option must be exercised within ten days of the date of resignation. The Directors' Plan is administered by the Stock Option Committee of the Board of Directors. Pursuant to the Directors' Plan, an option to purchase 15,000 shares of common stock was granted to each of Peter D. Halstead in June 1994, Joseph J. Whalen in April 1996 and Clifton H.W. Maloney in February 2000. In addition, our directors may be granted options under the 1993 Stock Option Plan for Executive Officers and Directors as adopted by the Board of Directors and approved by the stockholders in March 1993. On September 16, 1998, pursuant to an option repricing program, 15,000 options held by each of Messrs. Halstead and Whalen were cancelled and replaced with newly issued options with an exercise price equal to the closing market price on September 16, 1998, the grant date, which vested six months from the grant date and expire ten years from the grant date. All other terms and conditions of the newly issued options are the same as those of the cancelled options. As of June 30, 2001, 45,000 options were issued and outstanding, of which 35,000 are exercisable.

401(k) Plan

      We have adopted a deferred savings plan which is intended to qualify under Section 401(k) of the Code. All our employees who complete three months of service are eligible to participate in the 401(k) Plan. Each participant may elect to defer the receipt of up to 15% of such participant's compensation on a pre-tax basis and have us contribute the deferred compensation to the 401(k) Plan on the participant's behalf, up to the annual statutory limitation in effect at the time of the contribution. Such salary deferral contributions are 100% vested at all times. Amounts credited to a participant's account are distributed to the participant at the earliest of (1) the termination of his or her employment with us, (2) a requested withdrawal after age 59 1/2 or upon evidence of disability or (3) a requested withdrawal due to financial hardship. The 401(k) Plan administrator may authorize loans from the 401(k) Plan to participants in a manner which is uniform and nondiscriminatory. Under the Code, salary deferral contributions are not taxable to the employee until the amounts are distributed to the employee, and all contributions are tax deductible to us. The 401(k) Plan provides for the making by us of any matching or profit sharing contributions to the 401(k) Plan, in the form of shares of common stock of Interpool.

Compensation Committee Interlocks and Insider Participation

      During fiscal year 2000, Mr. Tuchman participated in deliberations of our Board of Directors concerning executive officer compensation. Mr. Tuchman did not participate in discussions regarding his own compensation.

Employment Agreements With Named Executive Officers

      We have employment agreements with Martin Tuchman and Raoul J. Witteveen. Each employment agreement currently expires on December 31, 2007, except that on each January 1, the expiration date of each employment agreement is automatically extended for an additional year unless we or the employee party to the employment agreement has given written notice of an election not to extend beyond the end of the then current seven-year term. Notice of any election not to extend the expiration date must be delivered not less than six months prior to the next occurring January 1.

      As compensation for the services to be rendered under their employment agreements, Mr. Tuchman is currently paid an annual base salary of $814,448, Mr. Witteveen is currently paid an annual base salary of $573,991. The base salary under each employment agreement increases by a minimum of 5% each year. In addition, each of Messrs. Tuchman and Witteveen is entitled to receive an annual bonus equal to 2%, in the case of Mr. Tuchman, or 1%, in the case of Mr. Witteveen, of the amount of any increase in our net income during the year from its net income during the preceding year. Mr. Tuchman and Mr. Witteveen may each be entitled to receive discretionary additional bonuses as determined by our Compensation Committee. Each employment agreement (1) includes a non-competition provision; (2) provides that, in the event of the employee's death, the employee's base salary will continue to be paid to his beneficiary for two additional years and, in the event of termination of the employee without cause, the employee will continue to receive his base salary for the entire remaining term then in effect under the employment agreement; and (3) provides for reimbursement to the employee, for both the employee and his spouse, of all health related costs and expenses that are not advanced or reimbursed to the employee pursuant to our medical and dental insurance plans, which additional reimbursement continues for a period of five years after expiration of the employment agreement. Mr. Tuchman and Mr. Witteveen may each be entitled to receive incentive bonuses as determined by our Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders' Agreement

      Martin Tuchman, Raoul J. Witteveen, Arthur L. Burns, Hickory Enterprises L.P., Warren L. Serenbetz Revocable Trust, Warren L. Serenbetz, Jr., Stuart W. Serenbetz, Paul H. Serenbetz, Clay R. Serenbetz, Chartres Limited Partnership and Chartres Institute, who will collectively beneficially own directly or indirectly approximately 61.3% of our common stock upon completion of this offering, are parties to an Amended and Restated Stockholders' Agreement dated May 3, 1993 pursuant to which they have agreed not to sell or transfer any shares of common stock beneficially owned by them to any person other than us or the other parties to the Stockholders' Agreement without the consent of the other parties to the Stockholders' Agreement, unless (1) the shares are first offered to us for purchase at a per share price equal to the price offered by any third party making a bona fide offer to buy the shares for cash, cash equivalents or marketable securities (or if no such bona fide offer has been received, at a price equal to the average closing price of a share of common stock on the New York Stock Exchange over a period of twenty prior trading days) and we do not elect to purchase the shares and (2) the shares are then offered to the other parties to the Stockholders' Agreement for purchase by them at the same per share price described in clause (1) and the other stockholders do not elect to purchase the shares. Notwithstanding the foregoing, the parties to the Stockholders' Agreement may transfer shares of common stock to one or more of certain members of their immediate families (or trusts for the benefit of such family members) so long as each transferee agrees to be bound by the terms of the Stockholders' Agreement. The Stockholders' Agreement further provides that if Interpool (which is not a party to the Stockholders' Agreement) elects to purchase any shares offered to it by a party to the Stockholders' Agreement and the shares offered represent greater than 10% of the shares held by the offeror, we shall have the right to pay the purchase price of the shares by delivery of a promissory note, payable in equal monthly installments (with interest at the prime rate) over the following year. Pursuant to the Stockholders' Agreement, each of the parties thereto has agreed to vote for the re-election of Messrs. Tuchman, Serenbetz, Witteveen and Burns as our directors. The Stockholders' Agreement continues in effect until May 4, 2003 and may be extended by the parties. Shared voting power with the other parties to the Stockholders' Agreement is acknowledged but the existence of a group or beneficial ownership of shares owned by other parties to the Stockholders' Agreement is disclaimed.

The Ivy Group Transactions

      Ivy Group, a New Jersey general partnership composed directly or indirectly of Mr. Tuchman, Radcliff Group, Inc., Mr. Witteveen, Thomas P. Birnie and Graham K. Owen, has previously leased chassis to Trac Lease. As of December 31, 2000, pursuant to various equipment lease agreements, Trac Lease leased 6,047 chassis from The Ivy Group and its principals for an aggregate annual lease payment of approximately $2.9 million. On January 1, 2001, the various leases for the 6,047 units were combined into a single lease pursuant to which The Ivy Group and its principals were paid an aggregate lease payment of approximately $2.6 million through June 30, 2001. Effective as of July 1, 2001, we restructured our relationship with The Ivy Group and its principals to provide us with managerial control over these 6,047 chassis. As a result of the restructuring, the partners of The Ivy Group contributed these 6,047 chassis and certain other assets and liabilities to our newly formed subsidiary, Chassis Holdings I LLC, in exchange for $26.0 million face value of preferred membership units and 10% of the common membership units, and Trac Lease contributed 902 chassis and $2,407 in cash to Chassis Holdings in exchange for $3.0  million face value of preferred membership units and 90% of the common membership units. The preferred membership units are entitled to receive a preferred return prior to the receipt of any distributions by the holders of the common membership units. The value of the contributed chassis was determined by independent appraisals prepared in connection with the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc. As the managing member of Chassis Holdings, Trac Lease exercises sole managerial control over the entity's operations. Chassis Holdings leases all of its chassis to Trac Lease at a rental rate equal to the then current Trac Lease fleet average per diem. Chassis Holding and the holders of the preferred membership units are party to a Put/Call Agreement which provides that the holders of preferred units may put such units to Chassis Holdings under certain circumstances and Chassis Holdings may redeem such units under certain circumstances. Chassis Holdings will be required to make certain option payments to the holders of the preferred membership units in order to preserve its right to redeem such units.

      The terms of all arrangements between Chassis Holdings and Trac Lease, including rental rates, are, in the opinion of our management, comparable to terms that we would have obtained in arms' length transactions with unrelated third parties. The Ivy Group has entered into an agreement with us pursuant to which it has agreed not to engage in any business activities that are competitive with the business activities of Interpool or its subsidiaries without our prior written consent.

      Trac Lease previously leased an additional 983 chassis from The Ivy Group under a lease with buyout provisions expiring in 2000. In 2000 Trac Lease paid The Ivy Group lease payments of $252,000 under this agreement. Trac Lease exercised its buyout right under the lease during 2000 and purchased the chassis for $2,212,000.

      During 1992 through 1996, The Ivy Group borrowed $13.4  million from us. The aggregate loan balance of $13.4 million at June 30, 2001 bears interest at LIBOR plus 1.75% repayable on an interest only basis, subject to maintenance of fixed loan to collateral value ratios, and will mature in 2013. In connection therewith, The Ivy Group executed a Chattel Mortgage Security Agreement and Assignment under which we were granted a security interest in 4,364 chassis owned by The Ivy Group and we were granted an assignment of all rights to receive rental payments and proceeds related to the lease of these chassis. This Ivy Group collateral was contributed, subject to this debt to us, to Chassis Holdings as part of our July 1, 2001 restructuring with The Ivy Group.

Eurochassis L.P. Transactions

      Eurochassis L.P., a New Jersey limited partnership in which Raoul J. Witteveen is one of the limited partners and the general partner, leases 100 chassis to Trac Lease for an annual lease payment of approximately $91,000. The annual lease term renews automatically unless canceled by either party prior to the first day of the renewal period. The terms of the lease agreement, in the opinion of our management, are comparable to terms that Trac Lease would have obtained in an arms' length transaction with an unrelated third party.

The Radcliff Consultation Services Agreement

      We entered into a Consultation Services Agreement with Radcliff Group, Inc. dated as of January 1, 1992, as amended and restated in February  1993, pursuant to which Radcliff Group appointed Warren L. Serenbetz, a stockholder and Director of Interpool, as Executive Consultant. The Consultation Services Agreement was terminated as of January 1, 1995. In accordance with the terms of the Consultation Services Agreement, Radcliff Group is entitled to receive its full annual consultation services fee in the amount of $492,000 through December 31, 2002 and reimbursement to both the designated Executive Consultant and his spouse, of all health related costs and expenses that are not advanced or reimbursed to the Executive Consultant pursuant to our medical and dental insurance plans.

The Atlas Consulting Agreement

      In February 1998, we entered into a non-exclusive Consulting Agreement with Atlas Capital Partners, LLC pursuant to which Mitchell I. Gordon, a Director of Interpool since 1998 and Chief Financial Officer and Executive Vice President since October 2000, provided investment banking consultation services to us. Under the terms of the Consulting Agreement, Atlas was to have been paid $240,000 (plus reimbursement of reasonable expenses), additional compensation of $560,000 and a twenty percent carried interest in investments made with funds provided by Interpool. In addition, Atlas was contractually entitled to an annual bonus in an amount that is usual and customary in the investment banking business for investment opportunities actually completed by us subject to set-off of the $560,000 additional compensation. In 2000, other compensation in the amount of $1,650,000, to be paid over three years, was earned by Atlas in connection with the acquisition by us of the North American Intermodal Division of Transamerica. As of October 2000, Mitchell Gordon was named our Chief Financial Officer and Executive Vice President and the Consulting Agreement was terminated.

Executive Office Lease

      We lease approximately 28,500 square feet of commercial space for our executive offices in Princeton, New Jersey from 211 College Road Associates, a New Jersey general partnership. Martin Tuchman holds a direct or indirect equity interest of 42.76% and Radcliff Group holds a direct or indirect equity interest of 42.17% in 211 College Road Associates. The annual base rental for this property is approximately $557,000 under a triple net lease expiring in 2011. In the opinion of our management, rent being paid under this lease does not exceed rent that we would have paid in an arms' length transaction with an unrelated third party.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 6, 2001 by certain beneficial owners, each of our directors, certain executive officers and all executive officers and directors as a group.

Name of Beneficial Owner(1)	Number of Shares and Options Exercisable Within 60 Days(2)	Options Exercisable Within 60 Days	Percentage of Class(2)	As Adjusted for Offering(2)(3)
Martin Tuchman (4)(5)	9,717,134	2,280,000	32.72%	27.60%
Raoul J. Witteveen (4)(6)	4,825,585	1,140,000	16.90%	14.17%
Warren L. Serenbetz (4)(7)(8)	1,695,409	668,438	6.04%	5.05%
Arthur L. Burns (9)	205,519	96,563	*	*
Mitchell I. Gordon	15,000	0	*	*
Peter D. Halstead	67,500	60,000	*	*
Clifton H. W. Maloney	5,000	5,000	*	*
Joseph J. Whalen	37,500	37,500	*	*
Ernst Baenziger	25,000	0	*	*
William Geoghan	9,300	7,500	*	*
Herbert Mertz	9,250	7,500	*	*
Executive officers and directors as a group (eleven persons)	16,612,197	4,302,501	52.85%	44.63%
Other Stockholders:
Hickory Enterprises, L.P. (10) 165 Signal Hill North Wilton, Connecticut 06897-1933	5,088,911	0	18.56%	15.46%
Warren L. Serenbetz Jr. (11)(12) c/o American National Can Co. 101 Merritt 7, 3rd Floor Norwalk, CT 06856	283,646	0	1.03%	*
Paul H. Serenbetz (11)(12) c/o The Morgan School Route 81 Clinton, CT 06413	283,646	0	1.03%	*
Stuart W. Serenbetz (11)(12) c/o Turner Development Corp. 375 Hudson Street, 6th Floor New York, NY 10014	283,646	0	1.03%	*
Clay R. Serenbetz (11)(12) c/o Radcliff Group, Inc. 695 West Street Harrison, NY 10528	283,646	0	1.03%	*
The Chartres Limited Partnership (13) c/o Interpool, Inc. 633 Third Avenue New York, NY 10017	90,000	0	*	*

*	Less than 1%

(1)	Beneficial ownership includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in this table has sole voting power and investment power, or shares voting power and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person. Shares issuable upon exercise of options if exercisable within 60 days are considered outstanding for the purpose of calculating the percentage of outstanding shares held by a person, but not for the purpose of calculating the percentage of outstanding shares held by any other person.
(2)	Includes shares subject to options which are exercisable within 60 days. In the event that all said options are exercised, the total outstanding number of the shares of our common stock (without giving effect to this offering) would be 31,723,953. The percentage of class is calculated on the basis of an assumption that only the named individual exercised all of his options. Does not include the following options not exercisable within 60 days: Clifton H. W. Maloney; 10,000 shares, Herbert Mertz; 50,000 shares and Mitchell I. Gordon; 50,000 shares.
(3)	Includes 5,500,000 shares to be sold in this offering.
(4)	The business address of Mr. Tuchman and Mr. Witteveen is 211 College Road East, Princeton, New Jersey 08540 and the business address of Mr. Serenbetz is 695 West Street, Harrison, New York 10528.
(5)	Includes 4,749 shares of which Mr. Tuchman's mother is the record owner; 3,037 shares held by Mr. Tuchman's wife; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 95,919 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 10,948 shares representing Mr. Tuchman's 99% interest in shares held by Martom Associates, and 180,663 shares representing Mr. Tuchman's 28.57% interest in shares held by The Ivy Group.
(6)	Includes 1,500 shares of which Mr. Witteveen's wife is the record owner and 90,335 shares representing Mr. Witteveen's 14.29% interest in shares held by The Ivy Group.
(7)	Includes 180,663 shares representing Radcliff Group, Inc.'s 28.57% interest in shares held by The Ivy Group, and 15,000 shares held by the Serenbetz Family Foundation.
(8)	The Warren L. Serenbetz Revocable Trust, of which Warren L. Serenbetz is the trustee, is the record owner of these shares of our common stock. The beneficiaries of the Warren L. Serenbetz Revocable Trust are members of the immediate family of Warren L. Serenbetz.
(9)	Includes 111 shares representing Mr. Burns' 1% interest in shares held by Martom Associates.
(10)	In 1994, Hickory Enterprises, L.P., a Delaware limited partnership was formed. Warren L. Serenbetz contributed shares of our common stock in exchange for a limited partnership interest in Hickory Enterprises. One half of that interest was assigned to the Warren L. Serenbetz Retained Annuity Trust, Warren L. Serenbetz, Jr., Trustee. Each of Warren L. Serenbetz, Jr., Stuart W. Serenbetz, Paul H. Serenbetz and Clay R. Serenbetz contributed shares of our common stock in exchange for a general partnership and limited partnership interest in Hickory Enterprises. Each of the four general partners in Hickory Enterprises has one vote in matters before Hickory Enterprises. Warren L. Serenbetz, as solely a limited partner, does not have any voting rights or rights to participate in the management or operations of Hickory Enterprises.
(11)	Each of Warren L. Serenbetz, Jr., Paul H. Serenbetz, Stuart W. Serenbetz and Clay R. Serenbetz is a son of Warren L. Serenbetz. None of Mr. Serenbetz's sons are minors.
(12)	Does not include Mr. Serenbetz's interest in shares held by Hickory Enterprises described in footnote (10) above.
(13)	On February 1, 1995, Arthur L. Burns entered into an Agreement of Limited Partnership pursuant to which Mr. Burns contributed 90,000 shares of restricted common stock to The Chartres Limited Partnership, in exchange for a 98% limited partnership interest in Chartres. Each of Meredith K. Burns and Kristin M. Burns, daughters of Arthur L. Burns, are the other limited partners and the general partners of Chartres. Limited partners do not have any voting rights or rights to participate in the management or operation of Chartres.

DESCRIPTION OF CAPITAL STOCK

General

      As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. Immediately following the offering, 32,921,452 shares of common stock, or 33,746,452 shares if the underwriters exercise their over-allotment option in full, will be outstanding.

      The following descriptions are summaries of material terms of our Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and provisions of applicable law.

Common Stock

      As of August 1, 2001, there were 27,421,452 shares of common stock outstanding held of record by approximately 1,100 stockholders.

      Dividends. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose.

      Voting Rights. Each holder of common stock is entitled to one vote per share on each matter to be voted on by stockholders. Because there is no cumulative voting of shares, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so.

      Liquidation Rights. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to a pro rata share in any distribution to stockholders.

      Other Terms. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

      Our Board of Directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and our board of directors may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

      The specific matters that our Board of Directors may determine include the following:

  the designation of each series;
  the number of shares of each series;
  the rate of any dividends;
  whether any dividends shall be cumulative or non-cumulative;
  the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company;
  the terms of any redemption;
  rights and terms of any conversion or exchange; and
  any voting rights.

      Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our Board of Directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our Board of Directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Delaware Anti-Takeover Laws and Certain Certificate of Incorporation and Bylaw Provisions

      Anti-Takeover Provisions. Some provisions of Delaware law and our Certificate of Incorporation and By-laws could make the following more difficult:

  acquisition of us by means of a tender offer;
  acquisition of us by means of a proxy contest or otherwise; or
  removal of our incumbent officers and directors.

      Our Certificate of Incorporation or By-laws include the following restrictions:

  a classified Board of Directors, with each class containing as nearly as possible one-third of the total number of members of the Board of Directors and the members of each class serving for staggered three year terms;
  a vote of at least 75% of our voting securities to amend certain provisions of the Certificate of Incorporation and By-laws;
  advance notice procedures with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the Board of Directors; the filling of vacancies on the board of directors only by a vote of a majority of the directors then in office;
  the taking of any action by our stockholders only at a duly called annual or special meeting, which may only be called by the chairman of the Board of Directors or a majority of the directors; and
  removal of a director only for cause upon the vote of the holders of a majority of our outstanding voting securities.

      These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Because certain of our stockholders owned more than 15% of our voting stock before we became a public company, Section 203 by its terms is currently not applicable to business combinations with these stockholders even though these stockholders each own more than 15% of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of Section 203.

      Limitation on Liability of Directors. Our Restated Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

  any breach of the director's duty of loyalty to our company or our stockholders;
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
  any transaction from which the director derived an improper personal benefit.

      Our Amended and Restated By-laws provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or served at our request for any other enterprise as a director or officer. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

      The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon the completion of this offering, we will have outstanding 32,921,452 shares of common stock, assuming no exercise of outstanding options. 14,298,261 of these shares of common stock (including the 5,500,000 shares of common stock sold in this offering) will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Generally, the balance of our outstanding shares of common stock are "restricted securities" under the Securities Act, subject to the limitations and restrictions that are described below.

      In connection with this offering, our directors and officers, and the parties to the Stockholders' Agreement will enter into 90-day lock-up agreements with the underwriters of this offering, subject to customary exceptions. Taking into account these agreements, our outstanding shares of common stock that are "restricted securities" will become eligible for sale upon expiration of these lock-up agreements, subject to the limitations of Rule 144. Salomon Smith Barney Inc. may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

      In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  1% of the number of shares of common stock then outstanding, which will equal approximately 329,215 shares after the closing of this offering; or
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), any person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon the closing of this offering.

UNDERWRITING

      Salomon Smith Barney Inc., ABN AMRO Rothschild LLC, A.G. Edwards & Sons, Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.
ABN AMRO Rothschild LLC
A.G. Edwards & Sons, Inc.
U.S. Bancorp Piper Jaffray Inc.
Total	5,500,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in the offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $    per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $    per share on sale to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 825,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

      We, our officers and directors, and the parties to the Stockholders' Agreement have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our common stock is listed on the New York Stock Exchange under the symbol "IPX."

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Interpool
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

      In connection with the offering, Salomon Smith Barney Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering will be $1.2 million.

      The underwriters and their affiliates have performed investment banking, advisory and other financial services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of their business, including as lenders under our credit facilities.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed on for us by Stroock & Stroock & Lavan LLP, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

EXPERTS

      The consolidated financial statements for Interpool, Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, and the financial statements for Transamerica N.A. Intermodal as of December 31, 1999 and September 30, 2000 and for the years ended December 31, 1998 and 1999 and the nine month period ended September 30, 2000 included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission (SEC), a registration statement on Form S-1 under the Securities Act with respect to the securities to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are summaries of the documents referenced. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York, 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from these offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statement and other information regarding registrants (including us) that file electronically with the SEC, which you can access at www.sec.gov.

Report of Independent Public Accountants

To the Stockholders of Interpool, Inc.:

We have audited the accompanying consolidated balance sheets of Interpool, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpool, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP ARTHUR ANDERSEN LLP

New York, New York
February 28, 2001

INTERPOOL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31, 1999 and 2000
(In Thousands, Except Per Share Amounts)

	1999	2000
ASSETS
Cash and short-term investments	$207,388	$156,155
Marketable securities, at fair value	238	136
Accounts and notes receivable, less allowance of $10,275 and $14,377	31,837	67,915
Assets held for sale	—	348,389
Net investment in direct financing leases	164,394	170,380
Other receivables, net, including amounts from related parties of $13,433 and $13,433	52,437	53,354
Leasing equipment, net of accumulated depreciation and amortization of $230,460 and $287,107, respectively	876,067	1,263,989
Other investment securities, at fair value	33,359	30,454
Other assets	77,539	104,059
Total Assets	$1,443,259	$2,194,831
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable and Accrued Expenses	$47,907	$126,854
Income Taxes:
Current	346	956
Deferred	18,649	28,892
	18,995	29,848
Deferred Income	618	911
Debt and capital lease obligations, including $2,296 and $0 due to a related party, respectively:
Due within one year	115,286	218,709
Due after one year	882,942	1,399,327
	998,228	1,618,036
Company-Obligated mandatorily redeemable preferred securities in subsidiary grantor trusts (holding solely junior Subordinated Deferrable interest debentures of the Company) (75,000 shares 9 7/8 % Capital Securities outstanding, liquidation preference $75,000)	75,000	75,000
Minority interest in equity of subsidiaries	1,144	1,951
Stockholders' equity:
Preferred stock, par value $.001 per share; 1,000,000 authorized, none issued	—
Common stock, par value $.001 per share; 100,000,000 authorized, 27,579,952 issued at December 31, 1999 and 2000	28	28
Additional paid-in capital	124,184	124,184
Treasury stock, at cost, 158,500 shares in 1999 and 2000	(1,170)	(1,170)
Retained earnings	177,612	217,955
Accumulated other comprehensive income	713	1,234
Total stockholders' equity	301,367	342,231
Total liabilities and stockholders' equity	$1,443,259	$2,194,831

The accompanying notes to consolidated financial statements
are an integral part of these balance sheets.

INTERPOOL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
for the Years Ended December 31, 1998, 1999 and 2000
(In Thousands, Except Per Share Amounts)

	1998	1999	2000
Revenues	$182,316	$217,840	$287,055
Cost and expenses:
Lease operating expenses	25,071	37,112	54,255
Administrative expenses	17,826	29,050	35,958
Provision for doubtful accounts	2,142	7,686	3,417
Depreciation and amortization of leasing equipment	42,651	61,736	68,406
Other (income)/expense, net	(1,998)	2,628	2,719
Interest expense	64,271	66,406	87,230
Interest income	(11,061)	(12,049)	(16,511)
	138,902	192,569	235,474
Income before provision for income taxes and extraordinary items	43,414	25,271	51,581
Provision for income taxes	5,800	3,400	8,625
Income before change in accounting principle and extraordinary item	37,614	21,871	42,956
Cumulative effect of change in accounting principle, net of applicable taxes of $440	—	—	660
Extraordinary gain on debt retirement, net of applicable taxes of $494 and $560	—	740	840
Net income	$37,614	$22,611	$44,456
Income per share before change in accounting principle and extraordinary item:
Basic	$1.36	$0.79	$1.57
Diluted	$1.31	$0.77	$1.54
Cumulative effect of change in accounting principle:
Basic	NA	NA	$0.02
Diluted	NA	NA	$0.02
Extraordinary gain per share:
Basic	NA	$0.03	$0.03
Diluted	NA	$0.03	$0.03
Net income per share:
Basic	$1.36	$0.82	$1.62
Diluted	$1.31	$0.80	$1.60
Weighted average shares outstanding (in thousands):
Basic	27,561	27,571	27,421
Diluted	28,615	28,234	27,834

The accompanying notes to consolidated financial statements
are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the Years Ended December 31, 1998, 1999 and 2000
(In Thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accum. Other Comp. Income	Comp. Income
	Shares	Par Value	Shares	Par Value
Balance, December 31, 1997	—	$ —	27,552	$28	$124,046	$—	$125,657	$715
Net income	—	—	—	—	—	—	37,614	—	$37,614
Other comprehensive loss	—	—	—	—	—	—	—	(712)	(712)
Comprehensive income	—	—	—	—	—	—	—	—	$36,902
Shares issued on exercise of stock option	—	—	37	—	363	—	—	—
Shares surrendered in satisfaction of stock option purchase price	—	—	(23)	—	(363)	—	—	—
Cash dividends declared:
Common Stock, $0.15 per Share	—	—	—	—	—	—	(4,133)	—
Balance, December 31, 1998	—	—	27,566	28	124,046	—	159,138	3
Net income	—	—	—	—	—	—	22,611	—	$22,611
Other comprehensive income	—	—	—	—	—	—	—	710	710
Comprehensive income	—	—	—	—	—	—	—	—	$23,321
Shares issued on exercise of stock option	—	—	14	—	138	—	—
Purchase of 158,500 shares of treasury stock	—	—	—	—	—	(1,170)	—	—
Cash dividends declared:
Common stock, $0.15 per Share	—	—	—	—	—	—	(4,137)	—
Balance, December 31, 1999	—	—	27,580	28	124,184	(1,170)	177,612	713
Net income	—	—	—	—	—	—	44,456	—	$44,456
Other comprehensive income	—	—	—	—	—	—	—	521	521
Comprehensive income	—	—	—	—	—	—	—	—	$44,977
Cash dividends declared:
Common stock, $0.15 per Share	—	—	—	—	—	—	(4,113)	—
Balance, December 31, 2000	—	$ —	27,580	$28	$124,184	$(1,170)	$217,955	$1,234

The accompanying notes to consolidated financial statements
are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Years Ended December 31, 1998, 1999 and 2000
(In Thousands)

	1998	1999	2000
Cash flows from operating activities:
Net income	$37,614	$22,611	$44,456
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary gain on retirement of debt	—	(740)	(840)
Cumulative effect of change in accounting principle	—	—	(660)
Gain on securitized lease receivables	—	(7,942)	—
Loss (gain) on sale of marketable securities	(1,734)	43	(11)
Depreciation and amortization	44,590	63,599	74,298
Loss (gain) on sale of leasing equipment	(1,313)	1,196	1,729
Provision for uncollectible accounts	2,142	7,686	3,417
Provision for deferred income taxes	2,935	552	5,484
Changes in assets and liabilities:
Accounts and notes receivable	(6,978)	2,779	(12,878)
Other assets	(20,321)	8,759	(5,457)
Accounts payable and accrued expenses	7,112	(9,209)	9,790
Income taxes payable	945	(1,290)	4,173
Other receivables	4,186	4,321	(917)
Deferred income	(499)	(914)	294
Minority interest in equity of subsidiaries	115	520	807
Net cash provided by operating activities	68,794	91,971	123,685
Cash flows from investing activities:
Acquisition of leasing equipment	(182,350)	(200,950)	(255,549)
Proceeds from dispositions of leasing equipment	8,253	15,190	85,426
Proceeds from disposition of loan receivable	14,148	—	—
Investment in loan receivable	(5,698)	—	—
Investment in direct financing leases	(80,694)	(123,337)	(64,731)
Cash collections on direct financing leases, net of income recognized	93,776	65,932	67,791
Investment in and advances to subsidiary	(47,469)	(3,500)	—
Changes in marketable securities and other investing activities	8,139	4,775	123
Accrued equipment purchases	16,856	2,661	48,857
Acquisitions, net of cash acquired	—	(2,887)	(673,369)
Net cash used for investing activities	(175,039)	(242,116)	(791,452)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	230,708	145,181	580,785
Payment of long-term debt and capital lease obligations	(77,616)	(71,044)	(111,149)
Borrowings of revolving credit lines	297,428	263,170	337,034
Repayment of revolving credit lines	(263,318)	(270,918)	(186,023)
Proceeds from issuance of common stock	—	138	—
Purchase of treasury stock	—	(1,170)	—
Proceeds from securitized lease receivables	—	189,087	—
Dividends paid	(4,133)	(4,137)	(4,113)
Net cash provided by financing activities	183,069	250,307	616,534
Net increase (decrease) in cash and short-term investments	76,824	100,162	(51,233)
Cash and short-term investments, beginning of year	30,402	107,226	207,388
Cash and short-term investments, end of year	$107,226	$207,388	$156,155

The accompanying notes to consolidated financial statements
are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars In Thousands, Except Per Share Amounts)

Note 1 – Nature of operations and significant accounting policies:

      The nature of operations and the significant accounting policies used by Interpool, Inc. and its subsidiaries (the "Company" or "Interpool") in the preparation of the accompanying consolidated financial statements are summarized below. The Company's accounting records are maintained in United States dollars and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

      A. Nature of operations—

      The Company and its subsidiaries conduct business principally in a single industry segment, the leasing of intermodal dry freight standard containers, chassis and other transportation related equipment. Within this single industry segment, the Company has three reportable segments: container leasing, domestic intermodal equipment and computer leasing equipment. The container-leasing segment specializes in the leasing of intermodal dry freight standard containers, while the domestic intermodal equipment segment specializes in the leasing of intermodal container chassis and other equipment, namely freight rail cars and intermodal trailers. The computer leasing segment specializes in the leasing of microcomputers and other related equipment. The Company leases its containers principally to international container shipping lines located throughout the world. The customers for the Company's chassis are a large number of domestic companies, many of which are domestic subsidiaries or branches of international shipping lines. Equipment is purchased directly or acquired through conditional sales contracts and lease agreements, many of which qualify as capital leases.

      B. Basis of consolidation—

      The consolidated financial statements include the accounts of the Company and subsidiaries more than 50% owned. All significant intercompany transactions have been eliminated. Minority interest in equity of subsidiaries represents the minority stockholders' proportionate share of the equity in the income of the subsidiaries. In connection with acquisitions in 1988 and 1993 of certain consolidated subsidiaries, the excess of fair value of assets acquired over the acquisition cost was allocated proportionately to certain assets to reduce the value assigned to those assets. For accounting purposes this allocation has only been recorded in the consolidation of the Company and its subsidiaries.

      In connection with certain investments in which the Company does not own a majority interest, these investments are accounted for using the equity method of accounting. The excess of costs over the fair value of net assets acquired is being amortized on a straight-line basis over twenty years. In addition, the Company's equity in the income and/or loss from such equity investments is included in other (income)/expense, net. The Company's investment in its equity method investees is included in other assets.

      The Company's equity in the income and/or loss from such equity investments, net of goodwill amortization, is included in other (income)/expense, net and was approximately ($686), $1,315 and $835 for the years ended December 31, 1998, 1999 and 2000, respectively.

      C. Goodwill—

      Goodwill represents the excess of costs over the fair value of net assets acquired and is being amortized on a straight-line basis over twenty years and is included in other assets.

      D. Translation of foreign currencies—

      The Company considers the U. S. dollar its functional currency and therefore translates foreign currency statements using an average exchange rate for revenue and expense accounts and the rate of exchange in effect at the balance sheet date for assets and liabilities. Substantially all transactions are U.S. dollar denominated.

      E. Revenues—

      Equipment leasing revenues include revenue from operating leases and income on direct financing leases, which is recognized over the term of the lease using the effective interest method. Rental income on operating leases is recognized on the accrual basis based on the contractual agreement with the leased customer.

      F. Leasing equipment—

      As of December 31, 2000, in excess of 98% of leasing equipment is on lease to customers. The net value of equipment available for hire is not material. Depreciation and amortization of leasing equipment (both equipment currently on-lease to customers and available for hire) are provided under the straight-line method based on the following estimated useful lives:

Dry freight standard containers	12.5 to 15 years
Chassis	17.5 years
Other	3 to 25 years

      Effective October 1, 2000, the Company revised its estimate of the depreciation life of chassis from 15 years to 17.5 years. The effect of this change was to decrease depreciation expense by $955 for the three months ended December 31, 2000.

      Gains or losses resulting from the disposition of leasing equipment are recorded in the year of disposition.

      The residual value of leasing equipment is estimated based on the projections for the economic value and market value of intermodal equipment as well as the Company's experience in leasing and selling similarly aged equipment. Such projected values are reviewed and updated when market and/or economic conditions change. The Company continually reviews leasing equipment and other long-lived assets to evaluate whether changes have occurred that would suggest these assets may be impaired based on the estimated cash flows of the assets over the remaining amortization period. If this review indicates that the remaining estimated useful life requires revision or that the asset is not recoverable, the carrying amount of the asset is reduced to its fair value.

      G. Marketable and other investment securities—

      Management has determined that all securities are to be held for an indefinite period of time and classified as securities available-for-sale carried at market value. Unrealized holding gains and losses for available-for-sale securities are credited (charged) to a component of stockholders' equity net of related income taxes. Management determines the appropriate classifications of securities at the time of purchase.

      Premium and discount on securities are included in interest income over the period from acquisition to maturity using the level-yield method. The specific identification method is used to record gains and losses on security transactions.

      The Company classified the Retained Interest as an available-for-sale security, which is included in "Other Investment Securities" in the accompanying consolidated balance sheets.

      Sales of available-for-sale securities for the twelve months ended December 31, 1998, 1999 and 2000, respectively, resulted in proceeds of $7,838, $642 and $107, gross gains of $1,945, $88 and $11, and gross losses of $211, $131 and $0.

      The amortized cost and estimated fair value of available for sale securities as of December 31, 1999 and 2000 are as follows:

	Gross Unrealized
	Amortized Cost	Holding Gains	Holding Losses	Estimated Fair Value
1999
Other Investment Securities	$32,588	$771	$ —	$33,359
Equity and Other Securities	269	57	(88)	238
	$32,857	$828	$(88)	$33,597
2000
Other Investment Securities	$29,140	$1,314	$ —	$30,454
Equity and Other Securities	193	10	(67)	136
	$29,333	$1,324	$(67)	$30,590

      The amortized cost and estimated fair value of other investment securities, by contractual maturity, are shown below:

	Amortized Cost	Estimated Fair Value
Due in one year	$18,043	$18,857
Due after one year through five years	11,097	11,597

Comprehensive income—

      Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains and losses that have been previously excluded from the income statement and were only reported as a component of equity. All prior periods have been restated.

      The tax effect of comprehensive income is as follows:

	Before Tax Amount	Tax Effect	Net of Tax Amount
Year Ended December 31, 1998
Unrealized gains on securities-
Unrealized holding gains arising during period	$717	$(215)	$502
Less: Reclassification adjustments for gains realized in net income	1,734	(520)	1,214
Unrealized loss on marketable securities	$(1,017)	$305	$(712)
Year Ended December 31, 1999
Unrealized gains on securities-
Unrealized holding gains arising during period	$694	$(12)	$682
Less: Reclassification adjustments for gains realized in net income	(43)	15	(28)
Unrealized gain on marketable securities	$737	$(27)	$710
Year Ended December 31, 2000
Unrealized gains on securities-
Unrealized holding gains arising during period	$564	$(36)	$528
Less: Reclassification adjustments for gains realized in net income	11	(4)	7
Unrealized gain on marketable securities	$553	$(32)	$521

      Interest rate swaps—

      Interest rate swap contracts are intended to be an integral part of borrowing transactions and therefore are not recognized at fair value. Interest differentials paid or received under these contracts are recognized as yield adjustments to the effective yield of the underlying debt instruments hedged. Interest rate swap contracts would only be recognized at fair value if the hedged relationship is terminated. Gains or losses accumulated prior to termination of the relationship would be amortized as a yield adjustment over the shorter of the remaining life of the contract, or the remaining period to maturity of the underlying debt instrument hedged. If the contract remained outstanding after termination of the hedged relationship, subsequent changes in market value of the contract would be recognized in earnings. The Company does not use leveraged swaps and does not use leverage in any of its investment activities that would put principal capital at risk.

      Fair value of financial instruments—

      The carrying amount of cash and short-term investments, trade receivables and payables, accrued interest receivable and payable approximate fair value. The carrying amount and estimated fair value of the Company's debt and capital securities is $1,073,228 and $1,003,094, respectively, at December 31, 1999. The carrying amount and estimated fair value of the Company's debt and capital securities is $1,693,036 and $1,602,473, respectively, at December  31, 2000.

      The following table summarizes the carrying and fair values of the interest rate swap contracts in place at December 31, 1999 and 2000:

	December 31, 1999		December 31, 2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Interest rate swap agreements	$130	$3,045	$133	($9,012)

      Concentration of credit risk—

      The Company extends credit to its customers after extensive credit evaluation. At December 31, 1999, approximately 29% of accounts receivable and notes receivable and 65% of the net investment in direct financing leases were from customers outside of the United States. At December 31, 2000, approximately 19% of accounts receivable and notes receivable and 73% of the net investment in direct financing leases were from customers outside of the United States.

      The Company's credit exposure to Korean, South American and Indonesian customers at December 31, 1999 and 2000 represented 4% and 6%, respectively, of accounts receivable and notes receivable and 13% and 16%, respectively, of the net investment in direct financing leases. During 1998, 1999 and 2000, respectively, 8%, 4% and 6% of the Company's consolidated revenues were from these customers.

      In 1998, 1999 and 2000, the Company's top 25 customers represented approximately 68%, 67% and 67%, respectively, of its consolidated revenues, with no single customer accounting for more than 7%.

      Net income per share—

      Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period (which is net of treasury shares). Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of stock options have been added to the weighted shares outstanding in the diluted earnings per share computation.

      A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

	1998	1999	2000
	(in thousands)
Average common shares outstanding	27,561	27,571	27,421
Common shares issuable (1)	1,054	663	413
Average common shares outstanding assuming dilution	28,615	28,234	27,834

(1)	Issuable primarily under stock option plans.

      On September 16, 1998, the Company canceled all of the 4,393,501 options to purchase shares of the Company's common stock outstanding under its 1993 Stock Option Plan for Executive Officers and Directors, as well as the Company's Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors and issued 4,393,501 new options in their place. The newly issued options were granted with an exercise price equal to the closing market price of the Company's stock as of September 16, 1998. This results in a new measurement date whereby the newly issued options vest six months from date of grant and expire ten years from date of grant. All other terms and conditions of the newly issued options are similar to the canceled options.

      Prospective accounting pronouncements—

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, a company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired or substantively modified after December 31, 1998.

      The Company plans to adopt Statement 133 on January 1, 2001. The Company plans to apply Statement 133 to only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

      The Company has not yet quantified all effects of adopting Statement 133 on its financial statements. However, as discussed in the following paragraphs, the Statement could increase volatility in earnings and other comprehensive income or involve certain changes in the Company's business practices.

      Statement 133, in part, allows special hedge accounting for fair value and cash flow hedges. Statement 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. Statement 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. (The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.)

      As of December 31, 2000, the Company had entered into 13 interest rate swap agreements with various financial institutions. The aggregate notional balance of the swaps was $384,739 as of December 31, 2000. These agreements are used by the Company to manage interest rate risks created by loans indexed to a floating rate index, primarily LIBOR. Under current generally accepted accounting principals, the interest differential payable or receivable by the Company on its interest rate swaps is accrued by the Company as interest rates change, and is recognized by the Company over the life of the swap agreement as an adjustment of interest expense. In contrast Statement 133 effectively will require that changes in the fair value of the swap agreements which are designated as effective cash flow hedges, be reported as a component of other comprehensive income and changes in the fair value of the swap agreements that do not qualify for hedge accounting to be reported in earnings. If Statement 133 had to be applied to all swap agreements in place at December 31, 2000, changes in the fair value of the agreements would increase liabilities by approximately $9,012, With offsetting amounts recorded as decreases to deferred tax liabilities of $2,435 and accumulated other comprehensive income of $7,411 and an increase to earnings (net of tax) of $834.

      Use of estimates—

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      Reclassifications—

      Certain reclassifications have been made to the 1999 amounts in order to conform to the 2000 presentation.

Note 2 – Income taxes:

      Significant components of deferred tax assets and liabilities as of December 31, 1999 and 2000 were as follows:

	1999	2000
Deferred tax assets:
Loss carry forwards	$37,130	$75,844
Finance leases receivable	3,371	3,392
Other, primarily operating reserve	3,723	4,934
Total deferred tax assets	44,224	84,170
Deferred tax liabilities:
Operating property, net	60,265	103,603
Other	2,608	9,459
Total deferred tax liability	62,873	113,062
Net deferred tax liability	$18,649	$28,892

      One of the Company's subsidiaries has tax net operating loss carryforwards (NOLs) for Federal income tax purposes totaling approximately $15,602 which may be used only to offset that subsidiary's income. These NOLs, if not utilized, will expire between 2005 and 2006. In addition, NOLs of approximately $201,094 have been granted as a result of certain losses from leasing activities that are characterized as suspended passive losses. These losses can be carried forward indefinitely to offset income from future leasing activities.

      A significant subsidiary of the Company is a Barbados corporation. Under the terms of an income tax convention and protocol between the United States and Barbados, the subsidiary's leasing income is fully taxable by Barbados, but exempt from U.S. Federal taxation. Since 1991, the Barbados tax rate was a maximum of 2 1/2 % of income earned in Barbados. No deferred U.S. Federal income taxes have been provided on the unremitted earnings of the subsidiary since it is the Company's intention to indefinitely reinvest such earnings. At December 31, 2000, unremitted earnings of this subsidiary were approximately $201,000. The deferred U.S. Federal Income taxes related to the unremitted earnings of this subsidiary would be approximately $70,000, assuming these earnings are taxable at the U.S. statutory rate, net of foreign tax credits.

      A reconciliation of the U. S. statutory tax rate to the actual tax rate follows:

	1998	1999	2000
U.S. statutory rate	35.0%	35.0%	35.0%
Difference due to operation of subsidiary in Barbados	(28.1)	(24.0)	(22.8)
Federal taxes on foreign income	4.0	1.3	0.9
State taxes	2.6	0.9	3.1
Other	(0.1)	0.3	0.5
Actual tax rate	13.4%	13.5%	16.7%

      The provision for income taxes reflected in the accompanying consolidated statements of income is as follows:

	1998	1999	2000
U.S.	$5,300	$3,000	$7,909
Other	500	400	716
	$5,800	$3,400	$8,625
Current	$2,865	$2,848	$3,141
Deferred	2,935	552	5,484
	$5,800	$3,400	$8,625

Note 3 – Leasing activities:

      As lessee:

      The net book value of assets acquired through capital leases was $359,021 at December 31, 2000. The aggregate capital lease obligations, secured by equipment, with installments payable in varying amounts through 2010, were $375,633 at December 31, 2000.

      As of December 31, 2000, the annual maturities of capital leases and related interest were as follows:

	Payment	Interest	Principal
2001	$61,914	$17,978	$43,936
2002	53,260	15,921	37,339
2003	71,915	13,888	58,027
2004	57,933	10,613	47,320
2005	80,527	8,516	72,011
Thereafter	130,212	13,212	117,000
	$455,761	$80,128	$375,633

      The Company leases office space and certain leasing equipment under operating leases expiring at various dates through 2010. Rental expense under operating leases aggregated $4,088, $5,229 and $9,069 for the periods ended December 31, 1998, 1999 and 2000, respectively.

      As of December 31, 2000, the aggregate minimum rental commitment under operating leases having initial or remaining noncancellable lease terms in excess of one year was as follows:

2001	$15,294
2002	10,866
2003	8,734
2004	8,707
2005	8,706
Thereafter	53,592

      As lessor:

      The Company has entered into various leases of equipment that qualify as direct financing leases. At the inception of a direct finance lease, the Company records a net investment based on the gross investment (representing the total future minimum lease payments plus unguaranteed residual value), net of unearned lease income. The unguaranteed residual value is generally equal to the purchase option of the lessee, which in the case of the Company's lease contracts is insignificant and is included in total lease receivables. Unearned income represents the excess of gross investment over equipment cost. Receivables under these direct financing leases, net of unearned income, are collectible through 2008 as follows:

	December 31, 2000
	Total Lease Receivable	Unearned Lease Income	Net Lease Receivable
2001	$64,715	$16,293	$48,422
2002	50,434	11,811	38,623
2003	37,550	7,394	30,156
2004	28,780	3,466	25,314
2005	15,199	1,998	13,201
Thereafter	16,590	1,926	14,664
	$213,268	$42,888	$170,380

      As of December 31, 2000, the Company also had noncancelable operating leases, under which it will receive future minimum rental payments as follows:

2001	$53,162
2002	40,605
2003	24,258
2004	13,882
2005	6,402

      Effective January 1, 1995, the Company began capitalizing lease commissions and amortizing this cost over the average life of the related lease contract. At December 31, 1999 and 2000, $3,981 and $3,801 of these commissions were included in other assets.

      Allowance for doubtful accounts—

      The following summarizes the activity in the allowance for doubtful accounts:

	1998	1999	2000
Balance, beginning of year	$3,633	$4,632	$10,275
Provision charged to expense	2,142	7,686	3,417
Acquired	—	—	724
Write-offs, net of recoveries	(1,143)	(2,043)	(39)
Balance, end of year	$4,632	$10,275	$14,377

      The allowance for doubtful accounts includes the Company's estimate of allowances necessary for receivables on both operating and finance lease receivables. Once a finance lease is determined to be non-performing, Company procedures provide for the following events to take place in order to evaluate collectibility:

  The past due amounts are reclassified to accounts and notes receivable;
  The equipment value supporting such financing lease is reclassified to leasing equipment; and
  Collectibility is evaluated taking into consideration equipment book value, the total outstanding receivable, as well as the likelihood to collect through the recovery of equipment and the Company's insurance policies.

      As of December 31, 1999 and 2000, included in accounts and notes receivable are non-performing receivables of $9,808 and $10,034, respectively.

      As all outstanding amounts due for non-performing finance lease accounts are reclassified to accounts and notes receivable, an allowance for doubtful accounts for the net investment in direct financing leases is not required.

Note 4 – Debt:

      Debt consists of notes and loans with installments payable in varying amounts through 2008, with effective interest rates of approximately 4.2% to 12.0% and a weighted average rate of 7.51% in 2000. The principal amount of debt payable under fixed rate contracts is $635,300. Remaining debt is payable under floating rate arrangements. Approximately $389,500 of floating rate debt outstanding has been converted to fixed rate debt through the use of interest rate swaps as described below. The agreements contain certain covenants, which, among other things, provide for the maintenance of specified levels of tangible net worth (as defined) and a maximum debt to net worth ratio. At December 31, 2000, under covenants in the Company's loan agreement approximately $151,900 of retained earnings were available for dividends. The Company was in compliance with its debt covenants at December 31, 2000.

      As of December 31, 2000, the annual maturities of notes and loans, net of interest thereon were as follows:

2001	$174,773
2002	276,869
2003	113,507
2004	44,454
2005	194,944
Thereafter	437,856
$1,242,403

      The Company has a $215,000 revolving credit facility with a group of commercial banks; on December 31, 2000, $190,000 was outstanding, with an interest rate of 7.69%. In July 2000, this facility was renewed and amended with the term extended to July  31, 2005. The credit limit remains at $215.0 million through July 31, 2003; thereafter the credit limit declines to $193.5  million through July 31, 2004 and $172.0 million through July 31, 2005. In addition, as of December 31, 2000, the Company had available lines of credit of $68,834 under various facilities, under which $50,303 was outstanding. Interest rates under these facilities ranged from 7.6% to 9.0%. Subsequent to December 31, 2000, the Company has continued to incur and repay debt obligations in connection with financing its equipment leasing activities.

      In October 2000, the Company established a secured financing facility in the amount of $300,000, of which $100,000 is due on October 23, 2001. The remaining $200,000 is payable in quarterly installments of $500 beginning January 31, 2001, with a balloon payment of $196,500 due on October 24, 2002. At December 31, 2000, the interest rate on the secured financing facility was 8.81%.

      In July 2000, the Company established a chassis securitization facility of $280,000 million. In October 2000, this chassis securitization facility was increased to $300,000 million. At December 31, 2000, $284,830 million of this facility was outstanding. This facility provides the Company an additional source of funding and is accounted for as on-balance sheet secured debt financing.

      In February 1998, the Company issued $100,000 principal amount of 6 5/8 % Notes due 2003. The net proceeds were used to repay $83,000 in borrowings under the revolving credit agreement and for other general corporate purposes. During the fourth quarter of 1999, the Company retired $17,000 of the 6 5/8 % Notes and recognized an extraordinary gain of $740 net of tax expense of $494. During the first quarter of 2000, the Company retired $8,200 of the 6 5/8 % Notes and recognized an extraordinary gain of $471 net of tax expense of $314. As of December 31, 2000, $74,800 principal amount of the 6 5/8 % Notes remains outstanding.

      In July and August, 1997, the Company issued $225,000 of ten year notes, comprised of $150,000 of 7.35% Notes due 2007 and $75,000 of 7.20% Notes due 2007. The net proceeds from these offerings were used to repay secured indebtedness, to purchase equipment and for other investments. During the first quarter of 2000, the Company retired $3,000 of the 7.35% Notes and recognized an extraordinary gain of $369 net of tax expense of $246. As of December 31, 2000, $147,000 principal amount of the 7.35% Notes remains outstanding.

      In addition to the debt specifically identified above, the Company has additional notes and loan outstanding with various financial institutions totaling $120,470, as of December 31, 2000, with installments payable in varying amounts through 2008 with interest rates of approximately 4.2% to 12.0%.

      In 1996, the Company entered into a five-year interest rate swap contract with a notional amount of $80,000 to convert variable rate debt into fixed rate debt. The maturity of this contract coincides with the maturity of the underlying debt instruments hedged. In 1997, a portion of the debt instrument hedged was retired and the related portion of the swap contract was closed. At December 31, 2000, the notional amount was approximately $13,437.

      In 1998, the Company entered into interest rate swap contracts with notional amounts totaling $79,709. The terms of the interest rate swap contracts are for three, five and seven years. The interest rate swap contracts convert variable rate debt into fixed rate debt. The maturity of these contracts coincides with the maturity of the underlying debt instruments hedged. In 2000, a portion of the debt instrument hedged was retired and the related portion of the swap contract was closed. At December 31, 2000, the notional amount was approximately $44,048.

      In 2000, the Company entered into interest rate swap contracts with notional amounts totaling $334,882. The terms of the interest rate swap contracts are for two and seven years. The interest rate swap contracts convert variable rate debt into fixed rate debt. The maturity of these contracts coincides with the maturity of the underlying debt instruments hedged. At December 31, 2000, the notional amount was approximately $332,015.

Note 5 – Acquisition of North American Intermodal Division of Transamerica Leasing, Inc.:

      In October, 2000, the Company completed the acquisition of the North American Intermodal division of Transamerica Leasing, Inc. (TA), a subsidiary of Transamerica Finance Corporation and AEGON N.V. Under the terms of the agreement, the Company acquired substantially all of the domestic containers, chassis, and trailers of TA and related assets and assumed certain of the liabilities of the business. The Company paid approximately $681,000 in cash for the acquisition, which includes $8,400 in fees and other costs for advisors, of which $1,650 is payable to a director of the Company for consultation services rendered. The acquisition was financed through a combination of cash on hand, proceeds obtained from a committed secured financing facility in the amount of approximately $300,000, as well as approximately $101,000 of proceeds obtained from a chassis securitization facility established in July 2000.

      In the acquisition, the Company acquired approximately 70,000 chassis, 23,000 rail trailers and 18,000 domestic containers. The acquisition was effective October 1, 2000 in a transaction accounted for under the purchase method of accounting, accordingly the acquired assets and liabilities have been recorded at the estimated fair values at the date of acquisition. In January 2001, the Company and TIP Intermodal Services (TIP), a GE Capital Company, announced the signing of a definitive agreement for the sale of 50,000 rail trailers and domestic containers by the Company to TIP, including all of the rail trailers and domestic containers the Company acquired from TA in October 2000. The Company established a basis in the assets acquired from TA to be sold to TIP equal to (i) TA's historical net book value of the assets ($273,572), (ii) the expected gain to be realized from the sale to TIP ($5,614), (iii) the estimated cash collections (net of cash disbursements) resulting from the operations of these assets from October 1, 2000 through the estimated date of disposition of March 31, 2001 ($7,296) and (iv) the incremental amount of interest expense from October 1, 2000 through March  31, 2001 associated with the acquisition of these assets ($18,828). The excess of the purchase price paid over the book value of the assets and liabilities acquired (after establishing the basis associated with the assets held for sale) in an amount approximating $66,500 has been allocated to the chassis acquired from TA and is being amortized over the remaining depreciable life of those chassis.

      The following table presents the pro forma consolidated results of operations for the years ended December 31, 1999 and 2000 as if the above acquisition had occurred on January 1:

	1999	2000
Revenues	$286,485	$343,284
Income before change in accounting principle and extraordinary items	29,855	48,206
Basic net income per share	$1.08	$1.76
Diluted net income per share	1.06	1.73

Note 6 – Assets Held for Sale:

      In January 2001, the Company and TIP announced the signing of a definitive agreement for the sale of 50,000 rail trailers and domestic containers by the Company to TIP, including all 41,000 rail trailers and domestic containers the Company acquired from TA in October 2000. The assets held for sale as of December 31, 2000 include $279.2 million related to the units acquired from TA, $5.9 million of accounts receivable and $63.3 million of assets previously owned by the Company. The Company expects to record a gain of $1.8 million upon the consummation of this sale, which represents the premium paid for the units previously owned by the Company over their net book value.

Note 7 – Lease securitization program:

      On March 30, 1999, the Company entered into an asset backed note program (the "ABN Program"). The ABN Program involved the sale by the Company of direct finance leases (collateralized by intermodal containers) with a historical net book value of $228,832 (the "Assets"). The Assets were sold to a special purpose entity whose sole business activity is issuing asset backed notes ("ABNs"), supported by the future cash flows of the Assets. Proceeds received by the Company upon selling the Assets were $189,087 of cash and the lowest priority ABN issued in the ABN Program (the "Retained Interest") with an allocated historical book value of $47,687.

      The transaction was accounted for as a sale by the Company for financial reporting purposes. Accordingly, the Company recorded a pre-tax gain from the sale of $7,942 ($5,742 net of expenses) during the quarter ended March 31, 1999, which is included in revenues in the accompanying consolidated statements of income. The gain represents the difference between (i) the historical basis in the net assets sold and (ii) the cash received plus the allocated historical book value of the Retained Interest. The allocated historical book value of the Retained Interest is determined using the relative amounts of the fair market value of the interests sold to third parties, and the estimated fair market value of Retained Interest.

      The Company classified the Retained Interest as an available for sale security, which is included in "Other Investment Securities" in the accompanying consolidated balance sheets. Accordingly, the Retained Interest is accounted for at fair value, with any changes in fair value over its allocated historical book value recorded as a component of other comprehensive income, net of tax, in the statement of changes in shareholders' equity. As of December 31, 2000, the Company estimated the fair market value of Retained Interest was $30,454 using a discounted cash flow model assuming expected credit losses of 1.5% and a discount rate of 12.6%. For the years ended December 31,1999 and 2000, the Company recorded interest income on the Retained Interest totaling $3,050 and $4,145, respectively, which is included in revenues in the accompanying, consolidated statements of income.

      Interpool Limited, a subsidiary of the Company (the "Servicer"), acts as servicer for the Assets. Pursuant to the terms of the servicing agreement, the Servicer is paid a fee of 0.40% of the assets under management. The Company's management has determined that the servicing fee paid approximates the fair value for services provided, as such, no servicing asset or liability has been recorded. Such servicing fees are included in revenues in the accompanying consolidated statement of income.

      At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

Securitized Lease Receivables
Carrying amount/fair value of retained interests	$30,454
Weighted-average life (in years)	1.9
Expected credit losses (annual rate)	1.5%
Impact on fair value of 10% adverse change	$372
Impact on fair value of 20% adverse change	745
Residual cash flows discount rate (annual)	12.6%
Impact on fair value of 10% adverse change	$541
Impact on fair value of 20% adverse change	1,050

      The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31
	1999	2000
Proceeds from new securitizations	$189,087	—
Servicing fees received	552	$611
Cash flows received on retained interest	24,191	7,593

Note 8 – Acquisition of Personal Computer Rentals, Inc.:

      In May 1999, the Company's Microtech subsidiary acquired a 51% interest in Personal Computer Rentals Inc. (PCR), a nationwide lessor of computers and related equipment at a cost of approximately $3,150. The Company accounted for the acquisition of PCR as a purchase. Accordingly, the acquired assets and liabilities assumed have been recorded at the estimated fair values at the date of acquisition. The Company recorded goodwill of approximately $1,557 in connection with such acquisition, which is being amortized on a straight-line basis over twenty years.

      The results of operations of PCR are included in the accompanying consolidated statements of income from the respective date of acquisition.

      The following table presents the pro forma consolidated results of operations for the years ended December 31, 1998 and 1999 as if the above acquisition had occurred on January 1:

	1998	1999
Revenues	$208,660	$223,137
Income before extraordinary items	33,649	21,684
Basis net income per share	1.22	0.79
Diluted net income per share	1.18	0.77

Note 9 – Retirement of debt:

      During 1999, the Company retired debt and recognized an extraordinary gain of $740 net of tax expense of $494. During 2000, the Company retired debt and recognized an extraordinary gain of $840 net of tax expense of $560.

Note 10 – Cumulative effect of change in accounting principle:

      During 2000, the Company recorded the cumulative effect of a change in accounting principle of $660 net of tax expense of $440. This represents a change in the Company's accounting for its maintenance and repairs expense from an accrual to cash basis.

Note 11 – Other contingencies and commitments:

      At December 31, 2000, the Company has outstanding purchase commitments for equipment of approximately $17,394.

      Under certain of the Company's leasing agreements, the Company as lessee may be obligated to indemnify the lessor for loss, recapture or disallowance of certain tax benefits arising from the lessor's ownership of the equipment. This recourse feature is included in capital lease obligations with a net book value of approximately $23,265.

      The Company has entered into employment agreements with certain key officers and employees, which provide for minimum salary, bonus arrangements and benefits for periods up to seven years.

      The Company has a number of claims pending against it, has filed claims against others and has been named as a defendant in a number of lawsuits incidental to its business. The Company believes that such proceedings will not have a material effect on its consolidated financial statements.

Note 12 – Cash flow information:

      For purposes of the consolidated statements of cash flows, the Company includes all highly liquid short-term investments with an original maturity of three months or less in cash and short-term investments.

      For the years ended December 31, 1998, 1999 and 2000, cash paid for interest was approximately $71,248, $66,641 and $81,454, respectively. Cash paid for income taxes was approximately $2,500, $3,587 and $2,102, respectively.

Note 13 – Related party transactions:

      The Company leases approximately 28,500 square feet of commercial space for its executive offices in Princeton, New Jersey from 211 College Road Associates, a New Jersey general partnership. Martin Tuchman, the Company's Chief Executive Officer, holds a direct or indirect equity interest of 42.76% and Radcliff Group, Inc., a related party, holds a direct or indirect equity interest of 42.17% in 211 College Road Associates. The annual base rental for this property is approximately $557 under a triple net lease expiring in 2006. In the opinion of the Company's management, rent being paid under this lease does not exceed rent that the Company would have paid in an arms' length transaction with an unrelated third party.

      The Company had a consultation agreement with Radcliff Group, Inc. pursuant to which Radcliff designated Warren L. Serenbetz, a stockholder and director, as an executive consultant. Under the terms of the agreement compensation continues through December 31, 2002. Compensation under this agreement was $492 in 1998, 1999 and 2000.

      The Ivy Group, a New Jersey general partnership formed in 1986, in which Mr. Tuchman, Radcliff Group, Inc. and Mr. Witteveen, and two senior executives of Trac Lease hold interests owns chassis which it has leased to Trac Lease, a wholly owned subsidiary of the Company. Radcliff Group, Inc. and Mr. Tuchman share equally in the net income of The Ivy Group derived from the lease of 1,184 chassis to Trac Lease ("Contributed Chassis"). In addition, each of Radcliff Group and Mr. Tuchman receives 28.5% of the net income of The Ivy Group, other than that derived from the Contributed Chassis In 1998, 1999 and 2000, 28.5%, 31.03% and 31.17%, respectively of the aggregate gross income of The Ivy Group was derived from the Contributed Chassis and 71.5%, 68.97% and 68.83% respectively was derived from other activities. The terms of all agreements between Trac Lease and The Ivy Group, including rental rates, are fixed and, in the opinion of the Company's management, are comparable to terms that Trac Lease would have obtained in arms' length transactions with unrelated third parties. Trac Lease has been advised by the principals of The Ivy Group that the personal tax consequences to such principals would make it inadvisable to terminate the transactions entered into except with respect to any extensions of the lease agreements. The Ivy Group has entered into an agreement with the Company pursuant to which it has agreed not to engage in any business activities that are competitive with the business activities of the Company or its subsidiaries (including Trac Lease) without the prior consent of the Company.

      In 1992, The Ivy Group borrowed $7,100 from the Company. In connection therewith, The Ivy Group executed a Chattel Mortgage Security Agreement and Assignment under which the Company was granted a security interest in 4,364 chassis owned by The Ivy Group and was granted an assignment of all rights to receive rental payments and proceeds related to the lease of such chassis (the "Ivy Collateral"). In 1996, the $6,398 balance of the 1992 borrowing was added to the new borrowing of $7,035 for an aggregate loan balance of $13,433. The aggregate loan balance bears interest at LIBOR plus 1.75% repayable over a five-year term on an interest only basis, subject to maintenance of fixed loan to collateral value ratios.

      At December 31, 2000, pursuant to various equipment lease agreements, Trac Lease leased 6,047 chassis from The Ivy Group for aggregate year 2000 annual lease payment of approximately $2,941. Additionally, Trac Lease leased 983 chassis with lease payments of $252 and a lease buyout in the amount of $2,212 was paid by Trac Lease to The Ivy Group.

      As of January 1, 2001, the leases were combined into a single lease for 6,047 units at a per diem rental rate equal to the Trac Lease fleet average per diem. The new lease will renew automatically unless either party provides 30 days advance cancellation notice. All renewal term rental rates will automatically be adjusted to equal the then current Trac Lease fleet average per diem rate.

      On August 15, 1992, Eurochassis L.P., a New Jersey limited partnership in which Mr. Witteveen is one of the limited partners and the general partner, entered into a master equipment lease agreement, as lessor, with Trac Lease, as lessee, pursuant to which Eurochassis L.P. leases 100 chassis to Trac Lease for an annual lease payment of $92. The annual lease term renews automatically unless canceled by either party prior to the first day of the renewal period. The terms of such master equipment lease agreement, in the opinion of Trac Lease's management, are comparable to terms that Trac Lease would have obtained in an arms' length transaction with an unrelated third party.

      In February 1998, the Company entered into a non-exclusive Consulting Agreement with Atlas Capital Partners, L.L.C. ("Atlas"), pursuant to which director Mitchell I. Gordon, President of Atlas, provided investment banking consulting services to the Company for a term of two years. Under the terms of the Consulting Agreement, Atlas will be paid a monthly fee of $20, plus reimbursement of the reasonable expenses of Atlas. In addition, Atlas will receive an annual incentive fee in such amount as is usual and customary in the investment banking business for investment opportunities actually completed by the Company subject to a minimum fee in the amount of $560. In connection with investment opportunities presented by Atlas, the parties have agreed that Atlas will receive a twenty percent carried interest in investments made with funds provided by the Company, upon terms and conditions to be agreed upon by the parties. In 2000, a fee in the amount of $1,650, to be paid in equal installments over three years, was earned by Atlas in connection with consultation services provided for the acquisition of the North American Intermodal division of Transamerica Leasing Inc. with Atlas waiving its right to a twenty percent carried interest.

      In October 2000, Mitchell I. Gordon was named Executive Vice President and Chief Financial Officer of the Company and the consulting agreement was terminated.

      The effect of the above-related party transactions included in the accompanying statement of income are as follows:

	1998	1999	2000
Revenue	$991	$958	$1,104
Lease operating expense	3,024	3,030	3,033
Administrative expense	1,064	1,092	1,061
Interest expense	374	353	168

Note 14 – Retirement plans:

      Certain subsidiaries have defined contribution plans covering substantially all full-time employees. No contributions were made by the Company or its subsidiaries to these plans during the years ended December 31, 1998, 1999 and 2000.

Note 15 – Segment and geographic data:

      The Company has three reportable segments: container leasing, domestic intermodal equipment and computer leasing equipment. The container leasing segment specializes in the leasing of intermodal dry freight standard containers, while the domestic intermodal equipment segment specializes in the leasing of intermodal container chassis and other equipment namely freight rail cars and intermodal trailers. The computer leasing segment specializes in the leasing of microcomputers and other related equipment.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes and extraordinary items. The Company's reportable segments are strategic business units that offer different products and services.

      Segment Information:

1998:	Container Leasing	Domestic Intermodal Equipment	Computer Leasing Equipment	Totals
Revenues from external customers	$92,172	$82,069	$8,075	$182,316
Lease operating and administrative expenses	9,621	33,332	2,086	45,039
Depreciation and amortization	20,982	17,732	3,937	42,651
Other income/(expense), net	873	1,078	47	1,998
Interest income	3,353	7,708	—	11,061
Interest expense	29,489	33,358	1,424	64,271
Income before taxes and extraordinary item	36,306	6,433	675	43,414
Net investment in DFL's	303,180	34,563	18,626	356,369
Leasing equipment, net	362,591	366,448	7,055	736,094
Equipment purchases	156,695	82,813	23,536	263,044
Total segment assets	$756,887	$579,063	$26,284	$1,362,234
1999:	Container Leasing	Domestic Intermodal Equipment	Computer Leasing Equipment	Totals
Revenues from external customers	$94,608	$95,182	$28,050	$217,840
Lease operating and administrative expenses	16,959	38,722	18,167	73,848
Depreciation and amortization	32,886	22,749	6,101	61,736
Other income/(expense), net	(1,953)	(870)	195	(2,628)
Interest income	3,563	8,486	—	12,049
Interest expense	24,635	39,794	1,977	66,406
Income before taxes and extraordinary item	21,738	1,533	2,000	25,271
Net investment in DFL's	106,788	35,887	21,719	164,394
Leasing equipment, net	409,723	458,265	8,079	876,067
Equipment purchases	168,485	128,758	27,044	324,287
Total segment assets	$682,353	$723,929	$36,977	$1,443,259
2000:	Container Leasing	Domestic Intermodal Equipment	Computer Leasing Equipment	Totals
Revenues from external customers	$103,018	$139,237	$44,800	$287,055
Lease operating and administrative expenses	12,637	49,088	31,905	93,630
Depreciation and amortization	29,911	30,858	7,637	68,406
Other income/(expense), net	(719)	(1,792)	(208)	(2,719)
Interest income	5,984	10,527	—	16,511
Interest expense	32,569	52,027	2,634	87,230
Income before taxes and extraordinary item	33,166	15,999	2,416	51,581
Net investment in DFL's	125,046	26,339	18,995	170,380
Leasing equipment, net	483,925	771,010	9,054	1,263,989
Equipment purchases	163,535	129,938	26,807	320,280
Total segment assets	$795,994	$1,360,794	$38,043	$2,194,831

      The Company's shipping line customers utilize international containers in world trade over many varied and changing trade routes. In addition, most large shipping lines have many offices in various countries involved in container operations. The Company's revenue from international containers is earned while the containers are used in service carrying cargo around the world, while certain other equipment is utilized in the United States. Accordingly, the information about the business of the

Company by geographic area is derived from either international sources or from United States sources. Such presentation is consistent with industry practice.

      Geographic Information:

	1998	1999	2000
REVENUES:
United States (a)	$92,106	$131,256	$184,112
International	90,210	86,584	102,943
	$182,316	$217,840	$287,055
ASSETS:
United States	$605,347	$760,906	$1,398,837
International	756,887	682,353	795,994
	$1,362,234	$1,443,259	$2,194,831

(a)	Includes revenues from related parties of $991, $958 and $1,104 in 1998, 1999 and 2000, respectively.

Note 16 – Company-obligated mandatorily redeemable preferred securities in subsidiary grantor trusts:

      On January 27, 1997, Interpool Capital Trust, a Delaware business trust and special purpose entity (the "Trust"), issued 75,000 shares of 9 7/8% Capital Securities with an aggregate liquidation preference of $75,000 (the "Capital Securities") for proceeds of $75,000. Costs associated with the transaction amounted to approximately $1,700 and were borne by the Company. Interpool owns all the common securities of the Trust. The proceeds received by the Trust from the sale of the Capital Securities were used by the Trust to acquire $75,000 of 9 7/8% Junior Subordinated Deferrable Interest Debentures due February 15, 2027 of the Company (the "Debentures"). The sole asset of the Trust is $77,320 aggregate principal amount of the Debentures. The Capital Securities represent preferred beneficial interests in the Trust's assets. Distributions on the Capital Securities are cumulative and payable at the annual rate of 9 7/8% of the liquidation amount, semi-annually in arrears and commenced February 15, 1997. The Company has the option to defer payment of distributions for an extension period of up to five years if it is in compliance with the terms of the Capital Securities. Interest at 9 7/8% will accrue on such deferred distributions throughout the extension period. The Capital Securities will be subject to mandatory redemption upon repayment of the Debentures to the Trust. The redemption price decreases from 104.975% of the liquidation preference in 2007 to 100% in 2017 and thereafter. Under certain limited circumstances, the Company may, at its option, prepay the Debentures and redeem the Capital Securities prior to 2007 at a prepayment price specified in the governing instruments. The obligations of the Company under the Debentures, under the Indenture pursuant to which the Debentures were issued, under certain guarantees and under certain back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Capital Securities.

Note 17 – Capital stock:

      The Company's 1993 Stock Option Plan for Executive Officers and Directors (the "Stock Option Plan") was adopted by the Company's Board of Directors and approved by the stockholders in March 1993. A total of 6 million shares of common stock have been reserved for issuance under the Stock Option Plan. Options may be granted under the Stock Option Plan to executive officers and directors of the Company or a subsidiary (including any executive consultant of the Company and its subsidiaries), whether or not they are employees. These options vest six months from date of grant and expire ten years from date of grant.

      The Company's Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors (the "Directors' Plan") was adopted by the Board of Directors and approved by the stockholders in

March 1993. The Directors' Plan is administered by the Stock Option Committee of the Board of Directors. Under the Directors' Plan a nonqualified stock option to purchase 15,000 shares of common stock is automatically granted to each non-employee, non-consultant director of the Company, in a single grant at the time the director first joins the Board of Directors. The Directors' Plan authorizes grants of options up to an aggregate of 150,000 shares of common stock. The exercise price per share is the fair market value of the Company's common stock on the date on which the option is granted (the "Grant Date"). The options granted pursuant to the Directors' Plan may be exercised at the rate of 1/3 of the shares on the first anniversary of the director's Grant Date and 1/3 of the shares on the second anniversary of the director's Grant Date and 1/3 of the shares on the third anniversary of the director's Grant Date, subject to certain holding periods required under rules of the Securities and Exchange Commission. Options granted pursuant to the Directors' Plan expire ten years from their Grant Date.

      Through September 16, 1998, options to purchase 4,408,501 shares under the Company's 1993 Stock Option Plan for Executive Officers and Directors have been granted, 22,500 of which have expired due to failure to exercise and 22,500 of which have been exercised. Options to purchase 90,000 shares have been granted under the Company's Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors 30,000 of which have expired due to failure to exercise and 15,000 of which have been exercised.

      On September 16, 1998, the Company canceled all of the 4,393,501 options to purchase shares of the Company's common stock outstanding under its 1993 Stock Option Plan for Executive Officers and Directors, as well as the Company's Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors and issued 4,393,501 new options in their place. The newly issued options were granted with an exercise price equal to the closing market price of the Company's stock as of September 16, 1998 (the "date of grant"). This results in a new measurement date whereby the newly issued options vest six months from date of grant and expire ten years from date of grant. All other terms and conditions of the newly issued options are similar to the canceled options.

      In February 2000, options to purchase 15,000 shares were granted under the Company's Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors to Clifton H.W. Maloney upon his appointment to the Company's Board of Directors.

      On October 10, 2000, options to purchase 50,000 shares of the Company's common stock were granted under the 1993 Stock Option Plan for Executive Officers and Directors to each of Mitchell I. Gordon, the Company's Chief Financial Officer and Executive Vice President, and Herbert Mertz, the Company's Chief Administrative Officer and Chief Operating Officer of Interpool Limited and Trac Lease, Inc. The newly issued options were granted with an exercise price equal to the closing market price of the Company's stock as of October 10, 2000 (the "Grant Date"). The options vest five years from the Grant Date and expire ten years from the Grant Date.

      Changes during 1998, 1999 and 2000 in options outstanding for the combined plans were as follow:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 1998	4,438,501	$11.63
Granted in 1998	4,393,501	10.25
Canceled in 1998	(4,401,001)	11.64
Exercised in 1998	(37,500)	9.68
Outstanding at December 31, 1999	4,393,501	$10.25
Granted in 1999	—
Canceled in 1999	—	—
Exercised in 1999	(13,500)	10.25
Outstanding at December 31, 1999	4,380,001	$10.25
Granted in 2000	115,000	11.21
Canceled in 2000	—	—
Exercised in 2000	—	—
Outstanding at December 31, 2000	4,495,001	$10.27
Exercisable at December 31, 2000	4,380,001	$10.25

      Except as disclosed herein above, no other options under either the 1993 Stock Option Plan for Executive Officers and Directors or the Nonqualified Stock Option Plan for Non-employee, Non-consultant Directors have been exercised to date.

      Common stock dividends declared and unpaid at December 31, 1999 and 2000 amounted to $1,034 and are included in accounts payable and accrued expenses.

      Effective January 1, 1996, the Company adopted the provisions of Statement No. 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. To date, all options were granted with exercise price equal to the fair market price of the Company's Stock at Grant Date; accordingly, no compensation expense has been recognized. Options issued with an exercise price below the fair value of the Company's common stock on the date of grant will be accounted for as compensatory options. The difference between the exercise price and the fair value of the Company's common stock will be charged to expense over the shorter of the vesting or service period. Options issued at fair value are non-compensatory. Had the fair value method of accounting been applied to the Company's stock option plans, pro forma net income and per share amounts would be as follows:

	Year Ended December 31,
	1998	1999	2000
Net income as reported	$37,614	$22,611	$44,456
Net income pro forma	32,111	18,681	44,423
Basic net income per share, as reported	1.36	0.82	1.62
Basic net income per share, pro forma	1.16	0.68	1.62
Diluted net income per share, as reported	1.31	0.80	1.60
Diluted net income per share, pro forma	1.12	0.66	1.60

      This pro forma impact only takes into account options granted since January 1, 1995. The average fair value of options granted during 2000 was $5.35 and $2.62, respectively. The fair value was estimated using the Black-Scholes option pricing model based on the market price at Grant Date of $11.94 and $6.38 in 2000, respectively, and the following weighted average assumptions: risk-free interest rate of 5.97% and 6.70%, expected life of 7 and 7 years, volatility of 37% and 37% and dividend yield of 1.3% and 2.4% in 2000, respectively.

      This pro forma impact only takes into account options granted since January 1, 1995. The average fair value of options granted during 1998 was $3.56. The fair value was estimated using the

Black-Scholes option pricing model based on the market price at Grant Date of $10.25 in 1998, and the following weighted average assumptions: risk-free interest rate of 4.95%, expected life of 7 years, volatility of 35% and dividend yield of 1/5 % in 1998.

      On November 9, 1999, the Company authorized the repurchase up to 1,000,000 shares of its common stock. The shares will be purchased from time to time through open market purchases or privately negotiated transactions. A total of 158,500 shares were purchased by the Company during the fourth quarter 1999, for an aggregate purchase price of $1,170.

Note 18 –

1999 quarterly financial data (unaudited):	1st(a)	2nd	3rd	4th(b)
Revenues	$56,571	$44,154	$56,939	$60,176
Income before extraordinary gain	9,256	5,726	6,071	818
Basic income per share	0.34	0.21	0.22	0.03
Diluted income per share	0.32	0.20	0.22	0.03
2000 quarterly financial data (unaudited):	1st	2nd	3rd	4th(c)
Revenues	$61,152	$66,093	$69,103	$90,707
Income before change in accounting principle and extraordinary gain	9,043	10,377	11,080	12,456
Basic income per share	0.33	0.38	0.40	0.45
Diluted income per share	0.33	0.38	0.40	0.44

(a)	Revenues include a pre-tax gain of $7,942 recognized in connection with the lease securitization.
(b)	Income before extraordinary gain includes a pre-tax write-down of $6,782 for certain equipment for which the residual value was deemed impaired.
(c)	Includes contributions from the North American Intermodal division of Transamerica Leasing, Inc., which the Company acquired on October 24, 2000. The acquisition was effective October 1, 2000 and includes only the chassis acquired from TA as the rail trailers and domestic containers were identified as assets held for sale at the time of purchase.

Unaudited Condensed Consolidated Financial Statements of Interpool, Inc.

      The condensed consolidated financial statements of Interpool, Inc. and Subsidiaries (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for the interim periods. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

INTERPOOL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31, 2000 and June 30, 2001
(dollar amounts in thousands, except per share amounts)

	December 31, 2000	June 30, 2001
		(Unaudited)
ASSETS
Cash and short-term investments	$156,155	$45,744
Marketable securities, at fair value	136	144
Accounts and notes receivable, less allowance of $14,377 and $5,589, respectively	67,915	54,564
Assets held for sale	348,389	6,811
Net investment in direct financing leases	170,380	184,279
Other receivables, net including amounts from related parties of $13,433 and $13,433	53,354	54,372
Leasing equipment, net of accumulated depreciation and amortization of $287,107 and $299,994, respectively	1,263,989	1,307,937
Other investment securities, at fair value	30,454	30,538
Other assets	104,059	91,601
Total Assets	$2,194,831	$1,775,990
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable and Accrued Expenses	$126,854	$65,346
Income Taxes	29,848	34,040
Deferred Income	911	832
Debt and Capital Lease Obligations:
Due within one year	218,709	92,238
Due after one year	1,399,327	1,154,965
	1,618,036	1,247,203
Company-Obligated Mandatorily Redeemable Preferred Securities in Subsidiary Grantor Trusts (holding solely junior Subordinated Deferrable interest debentures of the Company) (75,000 shares 9 7/8 % Capital Securities outstanding, liquidation preference $75,000)	75,000	75,000
Minority Interest in Equity of Subsidiaries	1,951	1,495
Stockholders' Equity
Preferred stock, par value $.001 per share, 1,000,000 authorized, none issued Common stock, par value $.001 per share; 100,000,000 shares authorized, 27,579,952 issued at December 31, 2000 and June 30, 2001	28	28
Additional paid-in capital	124,184	124,184
Treasury stock, at cost, 158,500 shares in 2000 and 2001	(1,170)	(1,170)
Retained earnings	217,955	239,414
Accumulated other comprehensive income (loss), net of taxes	1,234	(10,382)
Total stockholders' equity	342,231	352,074
Total Liabilities and Stockholders' Equity	$2,194,831	$1,775,990

The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

INTERPOOL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Dollars In Thousands, Except Per Share Amounts)
(unaudited)

	Six Months Ended June 30,
	2000	2001
Revenues	$127,245	$173,644
Costs and Expenses:
Lease operating and administrative expenses	40,497	58,801
Provision for doubtful accounts	1,720	3,740
Market value adjustment for derivative instruments	—	835
Depreciation and amortization of leasing equipment	31,714	40,587
Other (income)/expense, net	711	(1,373)
Interest expense, net	29,283	44,104
	103,925	146,694
Income before provision for income taxes, cumulative effect of change in accounting principle and extraordinary gain	23,320	26,950
Provision For Income Taxes	3,900	4,525
Income before cumulative effect of change in accounting principle and extraordinary gain	19,420	22,425
Cumulative effect of change in accounting principle, net of applicable taxes of $440 and $44	660	833
Extraordinary gain on debt retirement, net of applicable taxes of $560 and $172	840	257
Net Income	$20,920	$23,515
Income per Share Before Cumulative Effect of Change in Accounting Principle and Extraordinary Gain:
Basic	$0.71	$0.82
Diluted	0.71	0.78
Cumulative Effect of Change in Accounting Principle:
Basic	0.02	0.03
Diluted	0.02	0.03
Extraordinary Gain:
Basic	0.03	0.01
Diluted	0.03	0.01
Net Income per Share:
Basic	0.76	0.86
Diluted	0.76	0.82
Weighted Average Shares Outstanding (in thousands):
Basic	27,421	27,421
Diluted	27,421	28,936

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars In Thousands, Except Per Share Amounts)
(unaudited)

	Six Months Ended June 30,
	2000	2001
Cash flows from operating activities:
Net income	$20,920	$23,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,080	42,116
Gain (loss) on sale of leasing equipment	978	(140)
Gain on sale of assets held for sale	—	(1,774)
Provision for uncollectible accounts	1,720	3,740
Gain on retirement of debt	(840)	(257)
Cumulative effect of change in accounting principle	(660)	(833)
Changes in assets and liabilities:
Accounts and notes receivable	(4,648)	12,402
Other receivables	(1,918)	(1,018)
Other assets and non-cash transactions	(10,567)	(1,642)
Accounts payable and accrued expenses	3,685	(21,060)
Income taxes payable	2,140	6,761
Deferred income	(16)	(79)
Minority interest in equity of subsidiaries	476	(456)
Net cash provided by operating activities	44,350	61,275
Cash flows from investing activities:
Acquisition of leasing equipment	(153,767)	(84,121)
Proceeds from dispositions of leasing equipment	5,636	18,888
Proceeds from disposition of assets held for sale	—	292,294
Investment in direct financing leases	(34,392)	(43,759)
Cash collected on direct financing leases, net of income recognized	28,529	25,393
Change in marketable securities and other investing activities	88	(39)
Changes in accrued equipment purchases	502	(54,904)
Net cash used for investing activities	(153,404)	153,752
Cash flows from financing activities:
Proceeds from issuance of long-term debt	23,032	6,303
Payment of long-term debt and capital lease obligations	(71,008)	(186,319)
Borrowings of revolving credit lines	174,855	39,559
Repayment of revolving credit lines	(141,139)	(182,925)
Dividends paid	(2,057)	(2,056)
Net cash provided by financing activities	(16,317)	(325,438)
Net increase (decrease) in cash and short-term investments	(125,371)	(110,411)
Cash and short-term investments, beginning of period	207,388	156,155
Cash and short-term investments, end of period	$82,017	$45,744
Supplemental schedule of non-cash financing activities:
Assumption of debt by Purchaser in connection with Assets held for Sale	—	$52,552

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2000
And the Six Months Ended June 30, 2001
(In Thousands)
(unaudited)

	Preferred Stock		Common Stock
	Shares	Par Value	Shares	Par Value	Add'l Paid-in Capital	Treasury Stock	Retained Earnings	Accum. Other Comp. Income (Loss)	Comp. Income (Loss)
BALANCE, December 31, 1999	—	—	27,580	$28	$124,184	$(1,170)	$177,612	$713
Net income	—	—	—	—	—	—	44,456	—	$44,456
Other comprehensive income	—	—	—	—	—	—	—	521	521
Comprehensive income	—	—	—	—	—	—	—	—	$44,977
Cash dividends declared:
Common stock $0.15 per Share	—	—	—	—	—	—	(4,113)	—
BALANCE, December 31, 2000	—	—	27,580	28	124,184	(1,170)	217,955	1,234
Net income	—	—	—	—	—	—	23,515	—	$23,515
Adoption of FAS 133 Cumulative effect through December 31, 2000	—	—	—	—	—	—	—	(7,411)	(7,411)
Other comprehensive loss	—	—	—	—	—	—	—	(4,205)	(4,205)
Comprehensive loss	—	—	—	—	—	—	—	—	$11,899
Cash dividends declared:
Common stock, $0.0375 per Share	—	—	—	—	—	—	(2,056)	—
BALANCE, June 30, 2001	—	—	27,580	$28	$124,184	$(1,170)	$239,414	$(10,382)

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

INTERPOOL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars In Thousands, Except Per Share Amounts)
(Unaudited)

Note 1 – Nature of operations and accounting policies:

      A. Nature of operations

      The Company and its subsidiaries conduct business principally in a single industry segment, the leasing of intermodal dry freight standard containers, chassis and other transportation related equipment. Within this single industry segment, the Company has three reportable segments: container leasing, domestic intermodal equipment and computer leasing equipment. The container-leasing segment specializes in the leasing of intermodal dry freight standard containers, while the domestic intermodal equipment segment specializes in the leasing of intermodal container chassis and other equipment namely freight rail cars and intermodal trailers. The computer leasing segment specializes in the leasing of microcomputers and other related equipment. The Company leases its containers principally to international container shipping lines located throughout the world. The customers for the Company's chassis are a large number of domestic companies, many of which are domestic subsidiaries or branches of international shipping lines. In the computer leasing business MicroTech Leasing Corporation specializes in leasing to venture capital backed and emerging growth companies. PCR Corporation focuses on the computer and audio/visual (AV) equipment needs of companies for trade shows, conferences, training classes, meeting and events. Equipment is purchased directly or acquired through conditional sales contracts and lease agreements, many of which qualify as capital leases.

      The Company's accounting records are maintained in United States dollars and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

      B. Basis of consolidation

      The consolidated financial statements include the accounts of the Company and subsidiaries more than 50% owned. All significant intercompany transactions have been eliminated.

      C. Net income per share

      Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period (which is net of treasury shares). Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of stock options have been added to the weighted shares outstanding in the diluted earnings per share computation for the six months ended June 30, 2001. For the six months ended June 30, 2000, the effect of stock options is antidilutive, thus the common shares issuable has not been added to the weighted shares outstanding.

      A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

	Six Months Ended June 30,
	2000	2001
	(in thousands)
Average common shares outstanding	27,421	27,421
Common shares issuable (1)	—	1,515
Average common shares outstanding assuming dilution	27,421	28,936

(1)   Issuable under stock option plans.

      D. Adoption of New Accounting Standard

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. The Company does not hold any such hybrid instruments.

      On January 1, 2001, the Company adopted Statement 133. Statement 133, in part, allows special hedge accounting for fair value and cash flow hedges. Statement 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. Statement 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. (The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.)

      As of December 31, 2000, the Company had entered into 13 interest rate swap agreements with various financial institutions. The aggregate notional balance of the swaps was $384.7 million as of December 31, 2000. These agreements are used by the Company to manage interest rate risks created by loans indexed to a floating rate index, primarily LIBOR, and contractually terminate at various dates between 2001 and 2007. Under previous generally accepted accounting principals (GAAP), the interest differential payable or receivable by the Company on its interest rate swaps is accrued by the Company as interest rates change, and is recognized by the Company over the life of the swap agreement. In contrast Statement 133 requires that changes in the fair value of the swap agreements which are designated as effective cash flow hedges, be reported as a component of other comprehensive income and changes in the fair value of the swap agreements that do not qualify for hedge accounting to be reported in earnings. The Company has determined that of the 13 interest rate swap agreements held, 10 qualify under Statement 133 as effective cash flow hedges with no ineffectiveness, while the remaining 3 interest rate swap agreements intended as cash flow hedges do not quality for hedge accounting treatment. The adoption of Statement 133 on January 1, 2001 increased liabilities by approximately $9,012, with offsetting amounts recorded as decreases to deferred tax liabilities of $2,435 and accumulated other comprehensive income of $7,411 and an increase to earnings (net of tax) of $833.

      E. Comprehensive Income

      The tax effect of comprehensive income is as follows:

Six Months Ended June 30, 2001	Before-Tax Amount	Tax Effect	Net of Tax Amount
Unrealized holding losses arising during the period:
Marketable securities	$(46)	$16	$(30)
Other investment securities	(658)	33	(625)
Swap agreements	(4,252)	702	(3,550)
Unrealized loss on marketable securities, other investment securities and swap agreements	$(4,956)	$751	$(4,205)

      F. Prospective accounting pronouncements:

      On June 29, 2001, the Financial Accounting Standards Board approved its proposed Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

      Under Statement 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

      Statement 142 will apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principals Board, or APB, Opinion No. 17, "Intangible Assets," and will carry forward provisions in APB Opinion No 17 related to internally developed intangible assets. Adoption of Statement 142 will result in ceasing amortization of goodwill. All of the provisions of the statement should be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

      The Company does not expect the adoption of these standards to have a material effect on its consolidated financial statements.

Note 2 – Cash flow information:

      For the six months ended June 30, 2001 and 2000 cash paid for interest was approximately $54,417 and $36,542, respectively. Cash paid for income taxes was approximately $1,366 and $850, respectively.

Note 3 – Leasing Activities:

      As lessor:

      During the three months ended June 30, 2001, the Company initiated a bankruptcy claim against a customer and sought for the collection of receivables and the recovery of equipment values through its insurance policies. The total net book value of equipment leased to this customer as of June 30, 2001 is approximately $29,415. The receivables as of June 30, 2001 are approximately $7,649 of which $6,727 is covered by insurance, with the balance reserved for in the allowance for doubtful accounts. As a result of the above, the Company has demanded the return of equipment on approximately $8,482 of direct finance leases and reclassified the equipment value supporting these direct finance leases to operating leasing equipment.

      At this time, the Company has estimated no impairment upon the liquidation and/or re-lease of these assets after considering anticipated insurance proceeds. The overall recovery of the asset values has been evaluated taking into consideration the equipment book value, the cost to recover and re-lease the equipment, and the total outstanding receivables, as well as the likelihood to collect through the recovery and sale of the equipment or the stipulated equipment values within the insurance policy. The Company has continued to record revenue from these leases in the three months ended June 30, 2001, as lease payments due during this period are covered by the insurance policies.

      The Company will continue to assess the overall recovery of the asset values and adjust the assumptions used in evaluating the total insurance claim. As additional information becomes available, reserves for the impairment of the asset values may be necessary based upon changes in economic conditions and the assumptions used in evaluating the total insurance claim.

      Allowance for doubtful accounts

      The following summarizes the activity in the allowance for doubtful accounts:

2001
Balance beginning of year	$14,377
Provision charged to expense	3,740
Write-offs, net of recoveries	(12,528)
Balance, June 30, 2001	$5,589

      During the three months ended June 30, 2001, Microtech Leasing Corporation (a subsidiary of the Company) experienced an increase in bad debt expense due to its concentration with the technology industry.

Note 4 – Segment and geographic data:

      The Company has three reportable segments: container leasing, domestic intermodal equipment and computer leasing. The container leasing segment specializes in the leasing of intermodal dry freight standard containers, while the domestic intermodal equipment segment specializes in the leasing of intermodal container chassis and other equipment, namely freight rail cars and intermodal trailers. The computer leasing segment specializes in the leasing of microcomputers and other related equipment.

      The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on profit or loss from operations before income taxes and extraordinary items. The Company's reportable segments are strategic business units that offer different products and services.

      Segment Information:

Six Months Ended June 30, 2001:	Container Leasing	Domestic Intermodal Equipment	Computer Leasing	Totals
Revenues from external customers	$54,728	$99,393	$19,523	$173,644
Lease operating and administrative expenses	6,881	39,943	16,552	63,376
Depreciation and amortization	17,619	19,114	3,854	40,587
Other income/(expense), net	(393)	1,880	(114)	1,373
Interest income	2,779	2,473	—	5,252
Interest expense	15,035	33,284	1,037	49,356
Income before taxes and extraordinary item	17,579	11,405	(2,034)	26,950
Net investment in DFL's	137,224	34,681	12,374	184,279
Leasing equipment, net	529,719	771,857	6,361	1,307,937
Equipment purchases	95,276	28,932	3,672	127,880
Total segment assets	$729,053	$1,019,456	$27,481	$1,775,990

Six Months Ended June 30, 2000:	Container Leasing	Domestic Intermodal Equipment	Computer Leasing	Totals
Revenues from external customers	$49,222	$55,565	$22,458	$127,245
Lease operating and administrative expenses	6,782	19,955	15,480	42,217
Depreciation and amortization	14,491	13,486	3,737	31,714
Other income/(expense), net	(656)	111	(166)	(711)
Interest income	2,869	4,907	—	7,776
Interest expense	14,737	21,007	1,315	37,059
Income before taxes and extraordinary item	15,425	6,135	1,760	23,320
Net investment in DFL's	122,842	34,098	22,955	179,895
Leasing equipment, net	458,723	512,921	9,991	981,635
Equipment purchases	97,651	71,667	18,841	188,159
Total segment assets	$671,005	$740,104	$42,654	$1,453,763

      The Company's shipping line customers utilize international containers in world trade over many varied and changing trade routes. In addition, most large shipping lines have many offices in various countries involved in container operations. The Company's revenue from international containers is earned while the containers are used in service carrying cargo around the world, while certain other equipment is utilized in the United States. Accordingly, the information about the business of the Company by geographic area is derived from either international sources or from United States sources. Such presentation is consistent with industry practice.

      Geographic Information:

	2001	2000
REVENUES:
United States	$118,951	$78,046
International	54,693	49,199
	$173,644	$127,245
ASSETS:
United States	$1,046,937	$782,758
International	729,053	671,005
	$1,775,990	$1,453,763

Note 5 – Other contingencies and commitments:

      At June 30, 2001, the Company had outstanding purchase commitments for equipment of approximately $55,000.

      Under certain of the Company's leasing agreements, the Company, as lessee, may be obligated to indemnify the lessor for loss, recapture or disallowance of certain tax benefits arising from the lessor's ownership of the equipment.

      The Company is engaged in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, the Company is adequately insured against the claims relating to such proceedings, and any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 6 – Lease securitization program:

      On March 30, 1999, the Company entered into an asset backed note program (the "ABN Program"). The ABN Program involved the sale by the Company of direct finance leases (collateralized by intermodal containers) with a historical net book value of $228,832 (the "Assets").

The Assets were sold to a special purpose entity whose sole business activity is issuing asset backed notes ("ABNs"), supported by the future cash flows of the Assets. Proceeds received by the Company upon selling the Assets were $189,087 of cash and the lowest priority ABN issued in the ABN Program (the "Retained Interest") with an allocated historical book value of $47,687.

      The Company classified the Retained Interest as an available for sale security which is included in "Other Investment Securities" in the accompanying consolidated balance sheets. Accordingly, the Retained Interest is accounted for at fair value, with any changes in fair value over its allocated historical book value recorded as a component of other comprehensive income, net of tax, in the statement of changes in shareholders' equity. As of June 30, 2001, the Company estimated the fair market value of Retained Interest was $30,538 using a discounted cash flow model assuming expected credit losses of 1.5% and a discount rate of 12.6%. During the six months ended June 30, 2001 and 2000, the Company recorded interest income on the Retained Interest totaling $1,942 and $1,985 which is included in revenues in the accompanying consolidated statements of income.

      Interpool Limited, a subsidiary of the Company (the "Servicer"), acts as servicer for the Assets. Pursuant to the terms of the servicing agreement, the Servicer is paid a fee of 0.40% of the assets under management. The Company's management has determined that the servicing fee paid approximates the fair value for services provided, as such, no servicing asset or liability has been recorded. For the six months ended June 30, 2001 and 2000, the Company received servicing fees totaling $219 and $336 which are included in revenues in the accompanying consolidated statements of income. For the six months ended June 30, 2001 and 2000, cash flows received (paid) on the Retained Interest were $1,200 and $(1,341), respectively.

      At June 30, 2001, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

Securitized Lease Receivables
Carrying amount/fair value of retained interests	$30,538
Weighted-average life (in years)	1.7
Expected credit losses (annual rate)	1.5%
Impact on fair value of 10% adverse change	$378
Impact on fair value of 20% adverse change	756
Residual cash flows discount rate (annual)	12.6%
Impact on fair value of 10% adverse change	$499
Impact on fair value of 20% adverse change	970

Note 7 – Acquisition of North American Intermodal Division of Transamerica Leasing, Inc.:

      In October 2000, the Company completed the acquisition of the North American Intermodal division of Transamerica Leasing, Inc. (TA), a subsidiary of Transamerica Finance Corporation and AEGON N.V. Under the terms of the agreement, the Company acquired substantially all of the domestic containers, chassis, and trailers of TA and related assets and assumed certain of the liabilities of the business. The Company paid approximately $681,000 in cash for the acquisition, which includes $8,400 in fees and other costs for advisors, of which $1,650 is payable to a director of the Company for consultation services rendered. The acquisition was financed through a combination of cash on hand, proceeds obtained from a committed secured financing facility in the amount of approximately $300,000, as well as approximately $101,000 of proceeds obtained from a chassis securitization facility established in July 2000.

      In the acquisition, the Company acquired approximately 70,000 chassis, 23,000 rail trailers and 18,000 domestic containers. The acquisition was effective October 1, 2000 in a transaction accounted for under the purchase method of accounting, accordingly the acquired assets and liabilities have been recorded at the estimated fair values at the date of acquisition. In January 2001, the Company and

TIP Intermodal Services (TIP), a GE Capital Company, announced the signing of a definitive agreement for the sale of 50,000 rail trailers and domestic containers by the Company to TIP, including all of the rail trailers and domestic containers the Company acquired from TA in October 2000. The Company established a basis in the assets acquired from TA to be sold to TIP equal to (i) TA's historical net book value of the assets ($273,572), (ii) the expected gain to be realized from the sale to TIP ($5,614), (iii) the estimated cash collections (net of cash disbursements) resulting from the operations of these assets from October 1, 2000 through the estimated date of disposition of March 31, 2001 ($7,296) and (iv) the incremental amount of interest expense from October 1, 2000 through March 31, 2001 associated with the acquisition of these assets ($18,828). The excess of the purchase price paid over the book value of the assets and liabilities acquired (after establishing the basis associated with the assets held for sale) in an amount approximating $66,500 has been allocated to the chassis acquired from TA and is being amortized over the remaining depreciable life of those chassis.

Note 8 – Assets Held for Sale:

      In March 2001, the Company and TIP completed the sale of 50,000 rail trailers and domestic containers by the Company to TIP, including all 41,000 rail trailers and domestic containers the Company acquired from TA in October 2000. The assets held for sale as of December 31, 2000 include $279,186 related to the units acquired from TA, $5,871 of accounts receivable and $63,332 of assets previously owned by the Company. The Company recorded a gain of $1,774 upon the consummation of this sale, which represents the premium paid for the units previously owned by the Company over their net book value. The assets held for sale as of June  30, 2001 include $5,927 of assets previously owned by the Company which have not yet been assumed by TIP and $884 related to units which TIP has requested delayed delivery.

      A portion of the proceeds from the sale were used to pay down a secured financing facility by $175,000 and an additional $100,100 of cash was placed in escrow in anticipation of an amendment of the facility allowing the borrowing in this facility to remain outstanding. In May 2001, the Company finalized the amendment of the facility and paid down the secured financing facility by $24,844 from funds held in escrow. Additionally, all remaining escrow funds were released to the Company upon finalization of the amendment. At June 30, 2001, $99,156 of this facility was outstanding with an interest rate of 5.75%.

Note 9 – Derivative instruments:

      The Company's assets are primarily fixed rate in nature while its debt instruments are primarily floating rate. The Company employs derivative financial instruments (interest rate swap agreements) to effectively convert certain floating rate debt instruments into fixed rate instruments and thereby manage its exposure to fluctuations in interest rates.

      The unrealized pre-tax losses on cash flow hedges as of June 30, 2001 of $4,252 have been reported in the Company's condensed consolidated balance sheet as a component of accumulated other comprehensive income (loss), net of related deferred income taxes of $702.

      Amounts recorded in accumulated other comprehensive income would be reclassified into earnings upon termination of these interest rate swap agreements prior to their contractual maturity. The Company does not intend to terminate any such interest rate swap agreements prior to maturity and therefore does not expect any gains or losses to be reclassified into income within the next twelve months.

      Pre-tax losses for the six months ended June 30, 2001 resulting from the change in fair value of interest rate swap agreements held which do not quality as cash flow hedges under Statement 133 of $835 have been recorded on the condensed consolidated statements of income as market value adjustment for derivative instruments. Interest rate swap agreements which qualify as cash flow hedges, are perfectly correlated and therefore no ineffectiveness relating to these instruments is recorded in the condensed consolidated statements of income.

Financial Statements of Transamerica N.A. Intermodal

Report of Independent Public Accountants

To the Board of Directors of Interpool, Inc.:

      We have audited the accompanying balance sheets of Transamerica N.A. Intermodal (the "Company") as of December 31, 1999 and September 30, 2000, and the related statements of income, changes in divisional equity, and cash flows for the years ended December 31, 1998 and 1999 and the nine month period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica N.A. Intermodal as of December 31, 1999 and September 30, 2000, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1999 and the nine month period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP ARTHUR ANDERSEN LLP
New York, New York July 27, 2001

TRANSAMERICA N.A. INTERMODAL
BALANCE SHEETS
(Dollars In Thousands)

	12/31/99	9/30/00
Assets:
Cash and Marketable Securities	$15	$ —
Revenue Earning Equipment	868,929	930,446
Accumulated Depreciation	328,076	354,438
Net Revenue Earning Equipment	540,853	576,008
Accounts Receivable, net of allowance for doubtful accounts of $1,263 and $1,292 in 1999 and 2000, respectively	35,920	30,895
Other Assets	9,616	10,117
Total Assets	$586,404	$617,020
Liabilities and Divisional Equity:
Accounts Payable and Accrued Expenses	$9,687	$22,769
Deferred Tax Liabilities	156,654	166,011
Advances from TAL	364,055	371,131
Total Liabilities	530,396	559,911
Commitments and Contingencies
Divisional Equity	56,008	57,109
Total Liabilities and Divisional Equity	$586,404	$617,020

The accompanying notes to financial statements are an integral part of these balance sheets.

TRANSAMERICA N.A. INTERMODAL
STATEMENTS OF INCOME
(Dollars In Thousands)

	Year Ended 12/31/98	Year Ended 12/31/99	9 Months Ended 9/30/00
REVENUES:
Leasing Revenues	$164,353	$165,885	$122,917
COST AND EXPENSES:
Lease operating expenses	40,906	36,707	33,696
Administrative expenses	18,394	12,402	10,055
Depreciation and amortization of leasing equipment	49,836	50,387	39,458
Other (income)/expense, net	(3,917)	(2,336)	(2,062)
Interest expense, net of interest earnings from TAL	23,679	22,546	18,107
	128,898	119,706	99,254
Income before provision for income taxes	35,455	46,179	23,663
PROVISION FOR INCOME TAXES	14,088	18,102	9,357
NET INCOME	$21,367	$28,077	$14,306

The accompanying notes to financial statements are an integral part of these statements.

TRANSAMERICA N.A. INTERMODAL
STATEMENTS OF CHANGES IN DIVISIONAL EQUITY
For the Years Ended December 31, 1998 and 1999,
and the Nine Month Period Ended September 30, 2000
(Dollars In Thousands)

Balance, December 31, 1997	$58,682
Net Income	21,367
Dividends Paid	(24,263)
Balance, December 31, 1998	55,786
Net Income	28,077
Dividends Paid	(27,855)
Balance, December 31, 1999	56,008
Net income	14,306
Dividends Paid	(13,205)
Balance, September 30, 2000	$57,109

The accompanying notes to financial statements are an integral part of these statements.

TRANSAMERICA N.A. INTERMODAL
STATEMENTS OF CASH FLOWS
(Dollars In Thousands)

	Year Ended 12/31/98	Year Ended 12/31/99	9 Months Ended 9/30/00
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$21,367	$28,077	$14,306
Depreciation and amortization	49,836	50,387	39,458
Gain on sale of leasing equipment	(3,550)	(1,511)	(1,090)
Accounts and notes receivable	144	(11,296)	5,025
(Increase) decrease in other assets	(4)	(662)	(501)
Increase in accounts payable and accrued expenses	(1,365)	(447)	13,082
Deferred Tax Provision	14,088	18,102	9,357
Net cash provided by operating activities	80,516	82,650	79,637
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of leasing equipment	(49,498)	(64,568)	(77,286)
Proceeds from dispositions of leasing equipment	12,070	8,342	3,763
Net cash used for investing activities	(37,428)	(56,226)	(73,523)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net advances from (reimbursements to) TAL	(18,825)	1,446	7,076
Dividends paid	(24,263)	(27,855)	(13,205)
Net cash provided by financing activities	(43,088)	(26,409)	(6,129)

Net increase (decrease) in cash and short-term investments	—	15	(15)
CASH AND SHORT-TERM INVESTMENTS, BEG. OF PERIOD	—	—	15
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD	$—	$15	$-

The accompanying notes to financial statements are an integral part of these statements.

TRANSAMERICA N.A. INTERMODAL
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2000
(In Thousands)

Note 1 – Nature of operations and significant accounting policies:

      Nature of operations—

      Transamerica N.A. Intermodal (the "Company"), is a division of Transamerica Leasing Inc. ("TAL") itself a wholly owned subsidiary of Transamerica Finance Corp. ("TFC"), Transamerica and AEGON, NV. Separate accounting records were maintained for the Company, however financial statements prepared in accordance with accounting principles generally accepted in the United States had not been historically prepared; all assets, liabilities, revenues and expenses attributable to the Company being part of the financial results of TAL. As such, the Company was economically dependent upon TAL.

      The Company conducts business principally in three industry segments. These are the leasing of (i) domestic intermodal chassis, (ii) rail trailers and (iii) domestic containers. The customers for this equipment are a significant number of domestic companies, some of which are domestic subsidiaries or branches of international shipping lines. Equipment is principally purchased directly or acquired through lease agreements.

      In October 2000, the Company was acquired by Interpool, Inc. Under the terms of the agreement, substantially all of the domestic containers, chassis, and trailers along with related assets and liabilities were sold to Interpool, Inc.

      Basis of Presentation—

      The accompanying financial statements present the operations of the Company. Financial statement balances have been derived from the financial records of TAL, which contained businesses other than the domestic intermodal chassis, rail trailer, and domestic container businesses. These financial statements are presented as if the Company had existed as an entity separate from TAL during the periods presented, and includes financial information directly related to the Company's operations and allocated costs from TFC and TAL for services provided to the Company by these entities. Divisional equity at January 1, 1998 represents the net assets of the Company at that point in time and does not reflect cumulative income statement activity from the Company's inception. These statements do not purport to reflect the financial position, or results of operations or cash flows, that would have resulted if the Company had operated as a separate entity. Management believes the financial statements of the Company to be a fair representation of Company's financial position, results of operations and cash flows within the framework of TAL's business.

      The assets of the Company were determined by specific identification of the assets used in, or relating to, the Company's business.

      Revenue Recognition—

      Equipment leasing revenues include revenue generated from operating leases, which are recognized over the term of the respective lease agreements.

      Expense Recognition—

      The statements of income of the Company include all costs directly attributable to the Company and also include allocated expenses for services provided by TFC and TAL. All lease operating expenses, depreciation, and other income and expenses are directly attributable to the Company. Certain administrative expenses including employee benefits, occupancy, information technology. services and technology usage that relate to the Company have been allocated. In 1999 and 2000, expense allocations have been based on specific identification or headcount equivalents. During 1998, expense allocations were based on fleet size. Management believes that these allocations are reasonable and represent their best estimate. These allocations are not necessarily indicative of the costs and expenses that would have resulted if the Company had been operated as a separate entity.

      Cash —

      The Company maintains only a notional cash balance. TAL provides the Company with all of its liquidity needs.

      Accounts Receivable —

      Accounts receivable represent amounts due from lessors for the rental of the Company's equipment. The Company's policy is to establish an allowance for possible losses for at least 50% of an account balance when an account is 120 past due and to write-off the account when it becomes 365 days past due. Management believes the allowance for doubtful accounts of $1,263 and $1,292 at December  31, 1999 and September 30, 2000, respectively, provide adequate reserves for potentially uncollectable accounts.

      Other Assets —

      Other assets include land and buildings, furniture and equipment, capitalized software costs, and prepaid licensing expenses. Buildings are being depreciated over 20 years using the straight-line method. Furniture and equipment are being depreciated over 10 years using the straight-line method. Capitalized software costs are being depreciated over 5 years using the straight-line method. Depreciation expense during the years ended December 31, 1998 and 1999 and the nine months ended September 30, 2000, and totaled $169, $321 and $626 respectively. Prepaid licensing costs are depreciated using the straight-line method over the life of the related license.

      Income Taxes —

      The Company's operations and those of TAL and TFC are included in the Federal and state income tax returns of Transamerica under the terms of a tax sharing agreement. Pursuant to the tax sharing agreement, Transamerica utilizes net operating loss carryforwards generated by the Company and TAL. The Company records a deferred tax asset equal to the amount of the net operating losses utilized and earns interest income on these balances from TAL. This interest income is recorded net of interest expense on the accompanying statements of income and totaled $2,954, $2,488, and $1,173 for the years ended December 31, 1998 and 1999 and the nine month period ended September 30, 2000.

      Leasing Equipment —

      Depreciation and amortization of leasing equipment, both equipment currently on-lease to customers and available for hire, are provided under the straight-line method based on the following useful lives:

Rail Trailers	13.5 years
Domestic Containers	12 years
Chassis	15 to 20 years

      Gains or losses derived from the disposition of leasing equipment are recorded in the year of disposition.

      The residual value of leasing equipment is estimated based on the projections for the economic value and market value of the respective intermodal equipment as well as the experience in leasing and selling similarly aged equipment. Such projected values are reviewed and updated when market and/or economic conditions change.

      Concentration of credit risk —

      The Division extends credit to its customers after extensive credit evaluation. At December 31, 1999 and September 30, 2000 less than 1% of accounts receivable for operating leases were from customers outside of the United States.

      In 1998, 1999 and 2000 the Company's top 20 customers represented approximately 88%, 87% and 84% respectively, of its consolidated divisional revenues.

      Prospective accounting pronouncements —

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, a company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

      The Company has determined that it did not hold any derivative or hybrid instruments as defined by Statement 133.

      Use of estimates —

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying disclosures. The more significant estimates that impact these statements include such items as allocations of costs and expenses from TAL and TFC to the Company. In the opinion of management, the allocation of costs and expenses are reasonable; however, they are not necessarily indicative of costs and expenses that would have been incurred had the Company been operated as an unaffiliated entity. Although management believes these estimates to be reasonable, actual results could differ from those estimates.

Note 2 – Leasing Activities:

 As Lessee:

      As of September 30, 2000, the aggregate annual minimum rental commitments under operating leases having initial or remaining noncancellable terms in excess of one year are as follows:

2001	$3,629
2002	2,075

      The Company leases office space under rental agreements expiring at various dates into 2002. The remaining aggregate minimum commitments are as follows:

2001	$205
2002	17

 As Lessor:

      As of September 30, 2000 the Company had noncancellable operating leases, under which it will receive future minimum rental payments as follows:

2001	$24,456
2002	19,179
2003	8,942
2004	8,286
2005	5,584

Note 3 – Allowance for doubtful accounts:

      The following summarizes the activity in the allowance for doubtful accounts:

	1998	1999	2000
Balance, beginning of period	$1,528	$949	$1,263
Provision charged to expense	—	530	3,494
Write-offs, net of recoveries	(579)	(216)	(3,465)
Balance, end of period	$949	$1,263	$1,292

      The allowance for doubtful accounts includes the Company's estimate of allowances necessary for receivables. As of December  31, 1999 and September 30, 2000, included in accounts receivable are non-performing receivables of $569 and $371, respectively.

Note 4 – Advances from TAL and Divisional Equity:

      The Company was dependent upon TAL for all financing of business operations. Historically, TAL has managed the leverage of the Company to a ratio of 6.5:1. As a result, advances from TAL and divisional equity on the accompanying balance sheets represent amounts calculated based on these established leverage ratios. Shareholders equity is increased by earnings of the Company and reduced by dividends to arrive at the 6.5:1 leverage ratio. Interest expense incurred on the advances from TAL totaled $26,633, $25,034, and $19,280 for the years ended December 31, 1998 and 1999, and the nine month period ended September 30, 2000, respectively, is recorded net of interest income earned from Transamerica under the terms of the tax sharing agreement on the accompanying income statements. The effective interest rates charged by TAL to the Company on these advances (which are based on TAL's average cost of funds) were 6.9%, 6.8%, and 7.1% for the years ended December 31, 1998 and 1999, and the nine month period ended September 30, 2000, respectively.

Note 5 – Commitments and Contingencies:

      At September 30, 2000, the Division had outstanding purchase commitments for equipment of approximately $14,958.

      The Company is engaged in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, the Company is adequately insured against the claims relating to such proceedings, and the ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 6 – Cash Flow Information:

      For the periods ended December 31, 1998 and 1999, and September 30, 2000, cash paid for interest expense (net of interest earned from TAL in accordance with the tax sharing agreement) was approximately $23,679, $22,546 and $18,107 respectively. No cash was paid for Federal or state income taxes during the periods ended December 31, 1998, December 31, 1999 and September 30, 2000.

Note 7 – Income Taxes:

      Significant components of deferred tax assets and liabilities were as follows:

	12/31/99	9/30/00
Deferred tax assets:
Loss carry forwards	$ 23,984	$ 13,804

Deferred tax liabilities:
Operating property, net	180,638	179,815
Net deferred tax liability	$156,654	$166,011

      A reconciliation of the U.S. statutory tax rate to the actual tax rate follows:

	1998	1999	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes	4.7%	4.2%	4.5%
Actual tax rate	39.7%	39.2%	39.5%

      The provision for income taxes reflected in the accompanying statements of income is as follows:

	Year Ended 12/31/98	Year Ended 12/31/99	9 Months Ended 9/30/00
U.S. Federal	$12,156	$15,727	$7,596
State	1,932	2,375	1,761
	$14,088	$18,102	$9,357

Current	$ —	$ —	$ —
Deferred	14,088	18,102	9,357
	$14,088	$18,102	$9,357

Note 8 – Employee Benefit Plans:

      Transamerica had a savings plan for eligible employees. Under the employee savings plan, Transamerica contributed an amount equal to 75% of employee contributions up to a maximum of 6%

of each employee's salary, or $10,500 each year. Contributions are directed by the employees into investment funds maintained in accordance with the employee savings plan. Transamerica contributions charged to the Company's operations related to the Company's employees amounted to $108, $160 and $150 in 1998, 1999 and 2000, respectively.

      The company also maintains a supplemental retirement plan program for all full-time eligible employees. Due to the over funded status of the Transamerica plan, no contributions were required by Transamerica in 1998, 1999 and 2000.

      In addition, the Company maintained a bonus/incentive plan program for substantially all full-time employees. Transamerica expenses charged to operations associated with this program were $323, $537 and $641 in 1998, 1999 and 2000, respectively.

Note 9 – Segment and geographic data:

	1998
	(Dollars In Thousands)
	Chassis	Rail	Domestic Containers	Consolidated
Revenues from external customers	$60,453	$82,288	$21,612	$164,353
Lease operating & administrative expenses	19,869	33,823	5,608	59,300
Depreciation & amortization	15,437	24,064	10,335	49,836
Other income/(expense), net	1,119	2,629	169	3,917
Interest expense	9,743	10,430	3,506	23,679
Income before taxes	16,523	16,600	2,332	35,455
Leasing Equipment, net	242,613	195,114	95,776	533,503
Equipment purchases	27,527	6,117	15,855	49,499
Total segment assets	$257,058	$214,128	$95,895	$567,081
	1999
	(Dollars In Thousands)
	Chassis	Rail	Domestic Containers	Consolidate
Revenues from external customers	$67,231	$76,713	$21,941	$165,885
Lease operating & administrative expenses	19,023	27,166	2,920	49,109
Depreciation & amortization	16,495	22,988	10,904	50,387
Other income/(expense), net	1,414	882	40	2,336
Interest expense	10,284	9,272	2,990	22,546
Income before taxes	22,843	18,169	5,167	46,179
Leasing Equipment, net	277,883	169,343	93,627	540,853
Equipment purchases	54,653	—	9,915	64,568
Total segment assets	$299,217	$190,075	$97,112	$586,404

		9 Months Ended September 30, 2000 (Dollars In Thousands)
	Chassis	Rail	Domestic Containers	Consolidated
Revenues from external customers	$57,357	$48,151	$17,409	$122,917
Lease operating & administrative expenses	21,573	21,589	589	43,751
Depreciation & amortization	13,689	16,878	8,891	39,458
Other income/(expense), net	1,172	1,058	(168)	2,062
Interest expense	8,382	7,361	2,364	18,107
Income before taxes	14,885	3,381	5,397	23,663
Leasing Equipment, net	302,100	166,901	107,007	576,008
Equipment purchases	38,672	15,886	22,728	77,286
Total segment assets	$323,443	$181,329	$112,248	$617,020

Note 10 – Quarterly financial data (unaudited):

	(Dollars In Thousands)
1998	1st	2nd	3rd	4th
Revenues	$38,731	$39,442	$41,082	$45,098
Net Income	3,105	4,753	5,473	8,036
1999
Revenues	39,774	40,090	41,259	44,762
Net Income	6,293	6,120	6,759	8,905
2000
Revenues	40,588	41,118	41,211	N/A
Net Income	5,718	5,240	3,348	N/A

Note 11 – Subsequent Events:

      In October 2000, Interpool, Inc. completed its acquisition of the Company. Under the terms of the agreement, Interpool, Inc. acquired substantially all of the domestic containers, chassis, and rail trailers of the Company and related assets and assumed certain of the liabilities of the business. Interpool, Inc. paid approximately $681,000 in cash for the acquisition, which includes $8,400 in fees and other costs for advisors, of which $1,650 is payable to a director of Interpool, Inc. for consultation services rendered. The acquisition was financed through a combination of cash on hand, proceeds obtained from a committed secured financing facility in the amount of approximately $300,000, as well as approximately $101,000 of proceeds obtained from a chassis securitization facility established in July 2000.

      In the acquisition, Interpool, Inc. acquired approximately 70,000 chassis, 23,000 rail trailers, and 18,000 domestic containers. The acquisition was effective October 1, 2000 in a transaction accounted for under the purchase method of accounting, accordingly the acquired assets and liabilities have been recorded at the estimated fair values at the date of acquisition on the financial statements of Interpool, Inc.

INTERPOOL, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

				Year Ended December 31, 2000
		Transamerica N.A. Intermodal Nine Months Ended September 30, 2000
	Interpool Year Ended December 31, 2000		Less: Assets Held For Sale(1)	Pro Forma Adjustments	Interpool/T.A. Pro Forma Combined
	(Dollars in Thousands)
REVENUES:
Leasing Revenues	$287,055	$122,917	$65,560	$—	$344,412

COST AND EXPENSES:
Lease operating expenses	57,672	31,396	18,348		70,720
Administrative expenses	35,958	10,055	3,830		42,183
Depreciation and amortization of leasing equipment	68,406	39,458	25,769	(1,836)(2)	80,259
Other (income)/expense, net	2,719	238	(890)		3,847
Interest expense, net	70,719	18,107		(18,107)(3)	86,727
				7,850(3)
				8,158(4)
	235,474	99,254	47,057	(3,935)	283,736
Income before provision for income taxes and extraordinary items	51,581	23,663	18,503	3,935	60,676
PROVISION FOR INCOME TAXES	8,625	9,357	7,401	1,574(5)	12,155
Income before change in accounting principle and extraordinary item	42,956	14,306	11,102	2,361	48,521
Cumulative effect of change in accounting principle, net of applicable taxes of $440	660	—	—	—	660
Extraordinary gain on debt retirement, net of
Applicable taxes of $560	840	—	—	—	840
NET INCOME	$44,456	$14,306	$11,102	$2,361	$50,021
Net Income Per Share Before Change in Accounting Principle and Extraordinary Item:
BASIC	$1.57	N/A	N/A	N/A	$1.77
DILUTED	$1.54	N/A	N/A	N/A	$1.74

The accompanying notes to proforma combined condensed consolidated financial statements are an integral part of this statement.

INTERPOOL, INC. AND SUBSIDIARIES
NOTES TO PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

      The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations have been prepared to reflect the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc. as if the acquisition occurred at January 1, 2000. The acquisition has been accounted for under the purchase method of accounting.

      The following is a summary of the adjustment reflected in the Unaudited Pro Forma Combined Consolidated Statements of Income:

  At the date of acquisition, it was the Intent of Interpool, Inc. to sell the rail trailers and domestic containers acquired from Transamerica N.A. Intermodal. In January 2001, Interpool and TIP Intermodal Services (TIP) announced a definitive agreement for the sale of 50,000 rail trailers and domestic containers including all 41,000 rail trailers and domestic containers acquired from Transamerica N.A. Intermodal. This sale was consummated on March 30, 2001. As such, Interpool accounted for these assets during the holding period as assets held for sale. Accordingly, the revenues and expenses related to the operations of these assets are eliminated from the operating results of Interpool, Inc. and are added to the carrying value of the assets held for sale.
  Represents adjustment to depreciation expense associated with the step up in basis of the assets acquired to fair value based upon the remaining useful life of the related equipment.
  Represents the reversal of interest expense, net incurred by Transamerica N.A. Intermodal of $18,107 for the year ended December 31, 2000, and the addition of interest expense of $26,016 on debt incurred by Interpool, Inc. related to the acquisition, less interest expense of $18,166 associated with the Transamerica N.A. Intermodal assets to be sold, which was capitalized to assets held for sale for the year ended December 31, 2000.
  Represents the adjustment to reflect interest earnings on Interpool cash and cash equivalents which would have been foregone had the transaction been consummated at the beginning of the period presented.
  Represents the adjustment to the tax provision based on the above adjustments to the statements of income based on the statutory rate of 40%.

5,500,000 Shares

Common Stock

P R O S P E C T U S

        , 2001

Salomon Smith Barney

ABN AMRO Rothschild LLC

A.G. Edwards & Sons, Inc.

U.S. Bancorp Piper Jaffray

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The estimated expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$30,076.00
NYSE filing fee	*
Printing and engraving costs	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	$ *

*   To be filed by amendment

Item 14. Indemnification of Directors and Officers

      The Company's Restated Certificate of Incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Specifically, no director of the Company will be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except for liability; (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

      Under the Restated Certificate of Incorporation, the Company will indemnify those persons whom it shall have the power to indemnify to the fullest extent permitted by Section 145 of the DGCL, which may include liabilities under the 1933 Act. Accordingly, in accordance with Section 145 of the DGCL, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper.

      The Restated Certificate of Incorporation provides that the Company will advance expenses to the fullest extent permitted by Section 145 of the DGCL. Accordingly, the Company, in accordance therewith, will pay for the expenses incurred by an indemnified person in defending the proceedings specified in the preceding paragraph in advance of their final disposition, provided that, if the DGCL so requires, such person agrees to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. In addition, pursuant to the DGCL the Company may purchase and maintain insurance on behalf of any person who is or was a director, employee or agent of the Company against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or obligation to indemnify such person against such liability under the provisions of DGCL. The Company has obtained insurance for the benefit of the Company's officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

      The Company has entered into agreements to indemnify its outside directors which are intended to provide the maximum indemnification permitted by Delaware law. These agreements, among other things, indemnify each of the Company's outside directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company.

Item 15. Recent Sales of Unregistered Securities

      None.

Item 16.  Exhibits and Financial Statement Schedules.

      (a) Exhibits.

Exhibit Number	Description
1.1	Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
3.2	Form of Restated Bylaws of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
4.1	Form of Certificate representing the Common Stock of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
5.1	Opinion of Stroock & Stroock & Lavan LLP*
10.1	Purchase Agreement dated as of January 30, 1993 by and between Sequa Capital Corp. and the Company, as amended as of March 5, 1993 (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
10.2	Restructuring Agreement as of August 5, 1992 among the Company, Trac Lease, Radcliff Group, Interpool Limited, Sequa Capital Corp., Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Paul H. Serenbetz, Stuart W. Serenbetz and Clay R. Serenbetz (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.3	Employment Agreement dated as of January 1, 1992 by and between Raoul J. Witteveen and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.4	Employment Agreement dated as of January 1, 1992 by and between Martin Tuchman and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.5	Consultation Services Agreement dated as of January 1, 1992 by and between Radcliff Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.6	Stock Option Plan for Executive Officers and Directors (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.7	Stockholders' Agreement dated as of May 4, 1993, among the Company and Messrs. Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Clay R. Serenbetz, Paul H. Serenbetz, Stuart W. Serenbetz and Arthur L. Burns and the Serenbetz Trust (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.8	Non-Compete Agreement dated as of May 4, 1993, by and between The Ivy Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-71538)).
10.9	Lease Agreements by and between 211 College Road Associates and Interpool Limited and 211 College Road Associates and Microtech Leasing (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).

Exhibit Number	Description
10.10	Lease Agreement dated December 30, 1986 between Princeton Intermodal Equipment Trust I and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.11	Lease Agreements between The Ivy Group and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.12	Amendment No. 1, dated August 10, 1992, to Secured Promissory Note and Chattel Mortgage, Security Agreement and Assignment by and between The Ivy Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.13	Chassis Lease Agreement dated as of August 15, 1992 by and between Eurochassis L.P. and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.15	Transfer and Subscription Agreement among Radcliff Group, Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Clay R. Serenbetz, Paul H. Serenbetz, Stuart W. Serenbetz, the Serenbetz Trust and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.16	Exchange and Subscription Agreement by and between the Company and Arthur L. Burns (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.17	Demand promissory notes of the Company payable to Martin Tuchman, Warren L. Serenbetz and Princeton International Properties (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.18	Indemnity Agreement between the Company and other directors (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.19	Agreement between the Company and Arthur L. Burns regarding certain litigation (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.20	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, relating to the 7.35% Notes, dated July 29, 1997 (incorporated herein by reference to the Company's Current Report on Form 8-K, dated July 29, 1997).
10.21	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, relating to the 7.20% Notes, dated August 5, 1997 (incorporated herein by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-38705)).
10.22	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, related to the 6-5/8% Notes, dated February 24, 1998 (incorporated by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-56065)).
10.23	Indenture between the Company and IBJ Schroeder Bank & Trust Company, as Trustee, dated January 27, 1997 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1996).

Exhibit Number	Description
10.24	First Supplemental Indenture between Interpool, Inc. and IBJ Schroeder Bank & Trust Company dated January 27, 1997 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1996).
10.25	Series A Capital Securities Guarantee Agreement dated January 27, 1997 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1996).
10.26	Agreement of Merger dated March 15, 1996 among Trac Lease, Inc., Trac Lease Merger Corp. and the Company (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1995).
10.27	Letter Agreement between The Ivy Group and the Company (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1995).
10.28	Chassis Lease Agreement dated January 1, 1998 between The Ivy Group and Trac Lease, Inc. (incorporated herein by reference to the Company's Annual Report on Form 10K for the period ended December 31, 2000).
10.29	Consulting Agreement between Interpool, Inc. and Atlas Capital Partners dated February 28, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for period ended June 30, 1998).
10.30	Asset Purchase Agreement, dated as of July 27, 2000 by and between the Company and Transamerica Leasing, Inc. (incorporated herein by reference to the Company's Form 8-K filed on November 3, 2000).
10.31	Amendment No. 1 to the Asset Purchase Agreement dated October 24, 2000 by and between the Company and Transamerica Leasing, Inc. (incorporated herein by reference to the Company's Form 8-K filed on November 3, 2000).
10.32	Chassis Lease Agreement dated January 1, 2001 between The Ivy Group and Trac Lease, Inc. (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000).
10.33	Asset Purchase Agreement, dated as of January 26, 2001, by and between Interpool, Inc. and Transport International Pool, Inc (incorporated herein by reference to the Company's Form 8-K filed on April 3, 2001).
10.34	Amendment No.1 to the Asset Purchase Agreement, dated as of March 30, 2001, by and between Interpool, Inc. and Transport International Pool, Inc. (incorporated herein by reference to the Company's Form 8-K filed on April 3, 2001)
21.1	Subsidiaries of the Company**
23.1	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)*
23.2	Consent of Arthur Andersen LLP
24.1	Power of Attorney (included in signature page)**

*   To be filed by amendment.
** Previously filed.

       (b) Financial Statement Schedules.

Schedule 2—	INTERPOOL, INC. AND SUBSIDIARIES SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998 ALLOWANCE FOR DOUBTFUL ACCOUNTS (previously filed)

      All other financial statement schedules have been omitted because they are not required, not applicable or the information to be included in the financial statement schedules is included in the Consolidated Financial Statements or the notes thereto.

Item 17. Undertakings

      Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on September 10, 2001.

INTERPOOL, INC. By: /s/ Martin Tuchman Martin Tuchman Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARTIN TUCHMAN Martin Tuchman	Chairman of the Board and Chief Executive Officer	September 10,2001
/s/ RAOUL J. WITTEVEEN * Raoul J. Witteveen	President, Chief Operating Officer and Director	September 10, 2001
/s/ MITCHELL I. GORDON * Mitchell I. Gordon	Chief Financial Officer, Executive Vice President and Director	September 10, 2001
/s/ ARTHUR L. BURNS * Arthur L. Burns	General Counsel, Secretary and Director	September 10, 2001
/s/ WILLIAM GEOGHAN * William Geoghan	Senior Vice President (Principal Accounting Officer)	September 10, 2001
/s/ WARREN L. SERENBETZ * Warren L. Serenbetz	Director	September 10, 2001
/s/ PETER D. HALSTEAD * Peter D. Halstead	Director	September 10, 2001
/s/ JOSEPH J. WHALEN * Joseph J. Whalen	Director	September 10, 2001
/s/ CLIFTON H.W. MALONEY * Clifton H.W. Maloney	Director	September 10, 2001
* By: /s/ MARTIN TUCHMAN Martin Tuchman, as attorney-in-fact

Exhibit Index

Exhibit Number	Description
1.1	Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
3.2	Form of Restated Bylaws of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
4.1	Form of Certificate representing the Common Stock of the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
5.1	Opinion of Stroock & Stroock & Lavan LLP*
10.1	Purchase Agreement dated as of January 30, 1993 by and between Sequa Capital Corp. and the Company, as amended as of March 5, 1993 (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498))
10.2	Restructuring Agreement as of August 5, 1992 among the Company, Trac Lease, Radcliff Group, Interpool Limited, Sequa Capital Corp., Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Paul H. Serenbetz, Stuart W. Serenbetz and Clay R. Serenbetz (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.3	Employment Agreement dated as of January 1, 1992 by and between Raoul J. Witteveen and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
Exhibit Number	Description
10.4	Employment Agreement dated as of January 1, 1992 by and between Martin Tuchman and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.5	Consultation Services Agreement dated as of January 1, 1992 by and between Radcliff Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.6	Stock Option Plan for Executive Officers and Directors (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.7	Stockholders' Agreement dated as of May 4, 1993, among the Company and Messrs. Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Clay R. Serenbetz, Paul H. Serenbetz, Stuart W. Serenbetz and Arthur L. Burns and the Serenbetz Trust (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.8	Non-Compete Agreement dated as of May 4, 1993, by and between The Ivy Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-71538)).
10.9	Lease Agreements by and between 211 College Road Associates and Interpool Limited and 211 College Road Associates and Microtech Leasing (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.10	Lease Agreement dated December 30, 1986 between Princeton Intermodal Equipment Trust I and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.11	Lease Agreements between The Ivy Group and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.12	Amendment No. 1, dated August 10, 1992, to Secured Promissory Note and Chattel Mortgage, Security Agreement and Assignment by and between The Ivy Group and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.13	Chassis Lease Agreement dated as of August 15, 1992 by and between Eurochassis L.P. and Trac Lease (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.15	Transfer and Subscription Agreement among Radcliff Group, Martin Tuchman, Raoul J. Witteveen, Warren L. Serenbetz, Warren L. Serenbetz, Jr., Clay R. Serenbetz, Paul H. Serenbetz, Stuart W. Serenbetz, the Serenbetz Trust and the Company (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.16	Exchange and Subscription Agreement by and between the Company and Arthur L. Burns (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.17	Demand promissory notes of the Company payable to Martin Tuchman, Warren L. Serenbetz and Princeton International Properties (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.18	Indemnity Agreement between the Company and other directors (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
Exhibit Number	Description
10.19	Agreement between the Company and Arthur L. Burns regarding certain litigation (incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-59498)).
10.20	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, relating to the 7.35% Notes, dated July 29, 1997 (incorporated herein by reference to the Company's Current Report on Form 8-K, dated July 29, 1997).
10.21	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, relating to the 7.20% Notes, dated August 5, 1997 (incorporated herein by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-38705)).
10.22	Indenture between Interpool, Inc. and United States Trust Company of New York, as trustee, related to the 6-5/8% Notes, dated February 24, 1998 (incorporated by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-56065)).
10.23	Indenture between the Company and IBJ Schroeder Bank & Trust Company, as Trustee, dated January 27, 1997 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1996).
10.24	First Supplemental Indenture between Interpool, Inc. and IBJ Schroeder Bank & Trust Company dated January 27, 1997 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1996).
10.25	Series A Capital Securities Guarantee Agreement dated January 27, 1997 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1996).
10.26	Agreement of Merger dated March 15, 1996 among Trac Lease, Inc., Trac Lease Merger Corp. and the Company (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1995).
10.27	Letter Agreement between The Ivy Group and the Company (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1995).
10.28	Chassis Lease Agreement dated January 1, 1998 between The Ivy Group and Trac Lease, Inc. (incorporated herein by reference to the Company's Annual Report on Form 10K for the period ended December 31, 2000).
10.29	Consulting Agreement between Interpool, Inc. and Atlas Capital Partners dated February 28, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for period ended June 30, 1998).
10.30	Asset Purchase Agreement, dated as of July 27, 2000 by and between the Company and Transamerica Leasing, Inc. (incorporated herein by reference to the Company's Form 8-K filed on November 3, 2000).
10.31	Amendment No. 1 to the Asset Purchase Agreement dated October 24, 2000 by and between the Company and Transamerica Leasing, Inc. (incorporated herein by reference to the Company's Form 8-K filed on November 3, 2000).
10.32	Chassis Lease Agreement dated January 1, 2001 between The Ivy Group and Trac Lease, Inc. (incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000).
10.33	Asset Purchase Agreement, dated as of January 26, 2001, by and between Interpool, Inc. and Transport International Pool, Inc (incorporated herein by reference to the Company's Form 8-K filed on April 3, 2001).
Exhibit Number	Description
10.34	Amendment No.1 to the Asset Purchase Agreement, dated as of March 30, 2001, by and between Interpool, Inc. and Transport International Pool, Inc. (incorporated herein by reference to the Company's Form 8-K filed on April 3, 2001)
21.1	Subsidiaries of the Company**
23.1	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)*
23.2	Consent of Arthur Andersen LLP
24.1	Power of Attorney (included in signature page)**

*   To be filed by amendment.
** Previously filed.